
NTI

Environmentally Beneficial Materials Science


09012774

2009 Annual Report

Northern Technologies International Corporation
Notice of 2009 Annual Meeting
Proxy Statement
10-K



To Our Shareholders:

Fiscal 2009 was a very challenging year for global manufacturing in general as well as NTIC specifically. In response, we have taken specific action to strengthen our company while also preparing for solid future growth in our new technology areas. In this respect, we have leveraged our scientific expertise and bolstered our global distribution organization that spans our three growth opportunities— Zerust® corrosion protection for oil and gas infrastructure, Natur-Tec® bioplastics, and Polymer Energy waste plastic to fuel conversion equipment.

We have established and strengthened our oil and gas industry relationships in Brazil, Russia, Mexico and France, and are already making progress in these areas, with two major oil companies having purchased and installed our Zerust storage tank solutions for testing purposes. Additionally, Natur-Tec sales in the United States are increasing through our growing network of more than 20 industrial distributors as well as our www.naturbag.com website, and we are in discussions with several retailers who are expected to begin placing these products on store shelves by spring 2010. Polymer Energy has also completed the installation and commissioning of three plants, with the most recent project being completed just last month in Hua Hin, Thailand.

As part of our overall goal to expand our operations, we retained Next Generation Equity Group and raised $3.5 million for working capital to continue our expansion into new markets. With this capital in place, we are able to continue to build traction for our businesses and key markets.

While our sales to the manufacturing sector, which represents the most significant portion of our business, was strongly negatively impacted by the worldwide economic recession, we are happy to have seen the beginning of a recovery over the last few months, and we are extremely gratified with the overwhelming response from so many potential customers in all three new market areas. Having already successfully placed product in a number of test markets, we remain confident that these efforts will result in increased revenue and profitability for the company.

Sincerely,



G. Patrick Lynch
President and Chief Executive Officer

Our Mission:

Our business model of commercializing clean and green technologies depends heavily on the talents, perseverance and integrity of both our employees and our worldwide federation of joint venture partners. We believe that our responsibilities are first to our worldwide customers, then to our people, next to our communities and finally to our shareholders. Therefore we must:

- *Exercise honor, humanity and disciplined management in our actions.*
- *See a unified world through the global perspectives of our people.*
- *Ensure that the environment becomes a better place because of what we do.*
- *Invest continuously in our future.*



Our Environment:

It is our mission at NTIC to use our advanced technologies to care for the world we live in, give back to society and strive to set an example for environmental leadership and responsibility.

At NTIC, we believe that there are no responsible alternatives to doing business other than through environmental sustainability. We also believe that environmental responsibility and corporate business will increasingly work together to grow both sustainability and the bottom line.

We encourage our employees, joint venture partners, distributors, affiliates and suppliers to carry out our environmental commitments at the individual level through:

- *Daily environmentally responsible business practices.*
- *Advanced R&D processes that promote the use of environmentally responsible raw materials, components and other biobased inputs.*
- *Education and programs to raise awareness about our technologies and how they can help solve current environmental challenges.*
- *Each NTIC employee is expected to practice an individual commitment to sustainability and environmental responsibility in the workplace.*

Through our individual commitments to lessen our environmental footprint and our advanced technologies which allow others to practice sustainability, we have the power to benefit ourselves as individuals, our federation of NTIC joint ventures and our environment for many generations to come.

Our Technology Platforms:


ZERUST EXCOR

Zerust®/EXCOR® business manufactures and markets corrosion inhibiting technologies that provide customers with advanced corrosion solutions for rust issues across their production facilities and supply chains. The technology uses proprietary, non-toxic, chemical systems to create invisible molecular corrosion shields on metal surfaces. The Zerust®/EXCOR® teams support clients globally in a broad range of industries including automotive, electrical, electronic, medical, machine fabrications, steel production, military and marine. Zerust®/EXCOR® products and services allow customers to achieve substantial cost savings as well as reduce negative environmental impact caused by traditional corrosion prevention methods.


ZERUST
OIL & GAS

Zerust® Oil and Gas business provides advanced corrosion control technologies and services to the petrochemical industry. Zerust® Oil and Gas products and services utilize Zerust® proprietary corrosion inhibitors in combination with advanced cathodic protection systems to dramatically enhance corrosion protection of capital assets. Such as above ground storage tanks, various pieces of process equipment, buried and submerged pipelines, mothballed large capital equipment, pipeline flanges, valves, and welded joints. Zerust® Oil & Gas technologies are successfully implemented in refineries, offshore oil rigs, tank farms and retail gas stations in several countries.


Natur-Tec

Natur-Tec® business engineers and manufactures biobased and biodegradable plastics intended to replace conventional, petroleum-based plastics. Natur-Tec® has a broad bioplastics portfolio which spans flexible film, foam, rigid injection molded materials and engineered plastics. These applications allow for the production of 100% certified biodegradable and compostable finished products, such as bags, food service products, and product packaging. Natur-Tec® products are renewable resource-based and do not contain conventional plastic materials. Natur-Tec® products provide sustainable alternatives to conventional plastics and enable industry and consumers to move closer to a carbon neutral footprint.


POLYMER
ENERGY

Polymer Energy™ business offers a viable, economical and environmentally-responsible alternative to current methods of recycling and disposal of plastic waste. The system uses catalytic pyrolysis to efficiently convert plastic waste back into energy, specifically hydrocarbons or crude oil. The Polymer Energy™ system is designed to be odorless, noise-free and release zero emissions. The system brings measurable economic benefits by allowing for the reuse or sale of the final product, both for industrial and energy production purposes. Polymer Energy™ has won several industry awards, including the 2006 European Environmental Press Award for innovative waste management solutions.




NTI

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

January 28, 2010

The Annual Meeting of Stockholders of Northern Technologies International Corporation, a Delaware corporation, will be held at NTIC's corporate executive offices located at 4201 Woodland Road, Circle Pines, Minnesota 55014, beginning at 4:00 p.m., local time, on Thursday, January 28, 2010, for the following purposes:

1. To elect eight persons to serve as our directors until the next annual meeting of stockholders or until their respective successors shall be elected and qualified.

2. To ratify the selection of Baker Tilly Virchow Krause, LLP as our independent registered public accounting firm for the fiscal year ending August 31, 2010.

3. To transact such other business as may properly come before the meeting or any adjournment of the meeting.

Only stockholders of record at the close of business on December 1, 2009 will be entitled to notice of, and to vote at, the meeting and any adjournments thereof. A stockholder list will be available at our corporate offices beginning January 18, 2010 during normal business hours for examination by any stockholder registered on NTIC's stock ledger as of the record date, December 1, 2009, for any purpose germane to the annual meeting.

We are pleased to continue to take advantage of the Securities and Exchange Commission rules that allow issuers to furnish proxy materials to their stockholders on the Internet. We believe these rules allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of our annual meeting.

By Order of the Board of Directors,

Matthew Wolsfeld
Corporate Secretary

December 11, 2009
Circle Pines, Minnesota

Important: Whether or not you expect to attend the meeting in person, please vote by the Internet or telephone, or request a paper proxy card to sign, date and return by mail so that your shares may be voted. A prompt response is helpful and your cooperation is appreciated.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on January 28, 2010. Our Proxy Statement and Annual Report to Stockholders are available at www.proxyvote.com/ntic.

TABLE OF CONTENTS


NTI

4201 Woodland Road, Circle Pines, Minnesota 55014

PROXY STATEMENT FOR
ANNUAL MEETING OF STOCKHOLDERS

January 28, 2010

The Board of Directors of Northern Technologies International Corporation is soliciting your proxy for use at the 2010 Annual Meeting of Stockholders to be held on Thursday, January 28, 2010. The Board of Directors expects to make available to our stockholders beginning on or about December 11, 2009 the Notice of Annual Meeting, this proxy statement and a form of proxy on the Internet or has sent these materials to stockholders of NTIC upon their request.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

Our proxy statement and annual report to stockholders, which includes our annual report on Form 10-K, are available at www.proxyvote.com. Pursuant to rules adopted by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials to certain of our stockholders of record and beneficial owners (excluding those stockholders of record and beneficial owners who previously have requested that they receive electronic or paper copies of our proxy materials). All stockholders have the ability to access our proxy materials on the website referred to in the Notice Regarding the Availability of Proxy Materials or request to receive a printed set of our proxy materials. Instructions on how to access our proxy materials over the Internet or to request a printed copy may be found in the Notice Regarding the Availability of Proxy Materials. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by e-mail on an ongoing basis. We believe that this process expedites your receipt of our proxy materials, lowers the costs of our Annual Meeting and reduces the environmental impact of our meeting.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Date, Time, Place and Purposes of Meeting

The Annual Meeting of Stockholders of Northern Technologies International Corporation (sometimes referred to as "NTIC," "we," "our" or "us" in this proxy statement) will be held on Thursday, January 28, 2010, at 4:00 p.m., local time, at the principal executive offices of Northern Technologies International Corporation located at 4201 Woodland Road, Circle Pines, Minnesota 55014, for the purposes set forth in the Notice of Annual Meeting.

Who Can Vote

Stockholders of record at the close of business on December 1, 2009 will be entitled to notice of and to vote at the meeting or any adjournment of the meeting. As of that date, there were 4,240,679 shares of our common stock outstanding. Each share of our common stock is entitled to one vote on each matter to be voted on at the Annual Meeting. Stockholders are not entitled to cumulate voting rights.

How You Can Vote

Your vote is important. Whether you hold shares directly as a stockholder of record or beneficially in "street name" (through a broker, bank or other nominee), you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your stockbroker or nominee.

If you are a stockholder whose shares are registered in your name, you may vote your shares in person at the meeting or by one of the three following methods:

- **Vote by Internet**, by going to the website address http://www.proxyvote.com and following the instructions for Internet voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.
- **Vote by Telephone**, by dialing 1-800-690-6903 and following the instructions for telephone voting shown on the Notice of Internet Availability of Proxy Materials or on your proxy card.
- **Vote by Proxy Card**, by completing, signing, dating and mailing the enclosed proxy card in the envelope provided if you received a paper copy of these proxy materials.

If you vote by Internet or telephone, please do not mail your proxy card.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction form with this proxy statement or you may need to contact your broker, bank or other nominee to determine whether you will be able to vote electronically using the Internet or telephone.

The deadline for voting by telephone or by using the Internet is 11:59 p.m., Eastern Daylight Savings Time, on the day before the date of the Annual Meeting or any adjournments thereof. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on your options for voting.

If you return your signed proxy card or use Internet or telephone voting before the Annual Meeting, the named proxies will vote your shares as you direct. You have three choices on each matter to be voted on.

For the election of directors, you may:

- Vote **FOR** the eight nominees for director,
- **WITHHOLD** your vote from the eight nominees for director or
- **WITHHOLD** your vote from one or more of the eight nominees for director.

For each of the other proposals, you may:

- Vote **FOR** the proposal,
- Vote **AGAINST** the proposal or
- **ABSTAIN** from voting on the proposal.

If you send in your proxy card or use Internet or telephone voting, but do not specify how you want to vote your shares, the proxies will vote your shares **FOR** all eight of the nominees for director and **FOR** all of the other proposals set forth in the Notice of Annual Meeting.

How Does the Board Recommend that You Vote

The Board of Directors unanimously recommends that you vote FOR all eight of the nominees for director and FOR the approval of all of the other proposals set forth in the Notice of Annual Meeting.

How You Can Change Your Vote or Revoke Your Proxy

If you are a stockholder whose shares are registered in your name, you may revoke your proxy at any time before it is voted by one of the following methods:

- Submitting another proper proxy with a more recent date than that of the proxy first given by following the Internet or telephone voting instructions or completing, signing, dating and returning a proxy card to us.
- Sending written notice of your revocation to our Corporate Secretary.
- Attending the Annual Meeting and voting by ballot.

Quorum Requirement

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority (2,120,340 shares) of the outstanding shares of our common stock as of the record date will constitute a quorum for the transaction of business at the Annual Meeting. In general, shares of our common stock represented by proxies marked "For," "Against," "Abstain" or "Withheld" are counted in determining whether a quorum is present. In addition, a "broker non-vote" is considered in determining whether a quorum is present. A "broker non-vote" is a card returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received by the broker from the customer, and the broker has no discretionary authority to vote on behalf of such customer on such matter.

Vote Required

Assuming a quorum is represented at the Annual Meeting, either in person or by proxy, the election of the eight nominees for director requires the affirmative vote of a plurality of the shares of common stock present in person or by proxy and entitled to vote. This means that a director nominee with the most votes for a particular slot is elected for that slot. Only votes "For" and "Withheld" affect the outcome. The other proposals will be decided by the affirmative vote of the holders of a majority of the shares of common stock present in person or by proxy and entitled to vote at the Annual Meeting.

If your shares are held in "street name" and you do not indicate how you wish to vote, your broker is permitted to exercise its discretion to vote your shares on certain "routine" matters that include the ratification of the selection of our independent registered public accounting firm (Proposal Two). The election of directors is not considered a "routine" matter; and, therefore, if you do not direct your broker how to vote on the election of directors (Proposal One), your broker may not exercise discretion and may not vote your shares. This is called a "broker non-vote." Broker non-votes are not considered to be "entitled to vote" on Proposal One and therefore, will not be counted as a vote "FOR" or "WITHELD" any of the director nominees. Abstentions and withheld votes will be counted, and will have the effect of an "Against" vote.

Proxy Solicitation Costs

The cost of soliciting proxies, including the preparation, assembly, electronic availability and mailing of proxies and soliciting material, as well as the cost of making available or forwarding this material to the beneficial owners of our common stock will be borne by NTIC. Our directors, officers and regular employees may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, facsimile, telegraph or personal conversation. We may reimburse brokerage firms and others for expenses in making available or forwarding solicitation materials to the beneficial owners of our common stock.

Procedures at the Annual Meeting

The presiding officer at the Annual Meeting will determine how business at the meeting will be conducted. Only matters brought before the Annual Meeting in accordance with our Bylaws will be considered.

Only a natural person present at the Annual Meeting who is either one of our stockholders, or is acting on behalf of one of our stockholders, may make a motion or second a motion. A person acting on behalf of a stockholder must present a written statement executed by the stockholder or the duly authorized representative of the stockholder on whose behalf the person purports to act.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of December 1, 2009 for:

- each person known by us to beneficially own more than five percent of the outstanding shares of our common stock,
- each of our directors,
- each of the executive officers named in the Summary Compensation Table on page 27 under the heading "Executive Compensation" and
- all of our current directors and executive officers as a group.

Shares are deemed to be "beneficially owned" by a person if such person, directly or indirectly, has sole or shared power to vote or to direct the voting of such shares or sole or shared power to dispose or direct the disposition of such shares. Except as otherwise indicated, we believe that each of the beneficial owners of our common stock listed below, based on information provided by these owners, has sole dispositive and voting power with respect to its shares, subject to community property laws where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

Name	Shares Subject to Options Immediately Exercisable or Exercisable Within 60 Days	Total Number of Shares of Common Stock Beneficially Owned	Percent of Total Voting Power
Stockholders Owning 5% or More:			
Inter Alia Holding Company[1]	0	852,068	20.1%
Directors and Named Executive Officers:			
Pierre Chenu	7,333	11,333	*
Tilman B. Frank, M.D.	1,555	1,555	*
Soo-Keong Koh	1,555	1,555	*
Donald A. Kubik, Ph.D.	8,000	140,286	3.3%
Sunggyu Lee, Ph.D	6,666	6,666	*
G. Patrick Lynch[2]	10,360	877,896	20.7%
Ramani Narayan, Ph.D.	6,666	8,166	*
Mark J. Stone[3]	6,666	16,666	*
Matthew C. Wolsfeld	16,633	47,652	1.1%
Directors and executive officers as a group (nine persons)[4]	72,100	1,118,941	26.0%

* Represents beneficial ownership of less than one percent of our common stock.

(1) Inter Alia Holding Company is an entity of which G. Patrick Lynch, our President and Chief Executive Officer, is a stockholder. G. Patrick Lynch shares voting and dispositive power over such shares. Of the NTIC shares indicated as held by Inter Alia Holding Company, 378,167 of such shares were pledged as of such date by Inter Alia Holding Company to various banks as collateral for loans. Inter Alia Holding Company's address is 23205 Mercantile Road, Beachwood, Ohio.

(2) Includes 852,068 shares held by Inter Alia Holding Company. See note (1) above. Mr. Lynch's address is 4201 Woodland Road, Circle Pines, Minnesota 55014.

(3) Includes 10,000 shares held jointly with Mr. Stone's spouse.

(4) The amount beneficially owned by all current directors and executive officers as a group includes 852,068 shares held of record by Inter Alia Holding Company and shares held jointly with spouses. See notes (1) and (3) above.

PROPOSAL ONE – ELECTION OF DIRECTORS

Number of Directors

Our Bylaws provide that the Board of Directors will consist of at least one member or such other number as may be determined by the Board of Directors from time to time or by the stockholders at an annual meeting. The Board of Directors has fixed the number of directors at eight commencing on the date of our 2010 Annual Meeting of Stockholders.

Nominees for Director

The Board of Directors has nominated the following eight individuals to serve as our directors until the next annual meeting of stockholders or until their successors are elected and qualified. All of the nominees named below are current members of the Board of Directors.

- Pierre Chenu
- Tilman B. Frank, M.D.
- Soo-Keong Koh
- Donald A. Kubik, Ph.D.
- Sunggyu Lee, Ph.D.
- G. Patrick Lynch
- Ramani Narayan, Ph.D.
- Mark J. Stone

Proxies can only be voted for the number of persons named as nominees in this proxy statement, which is eight.

On November 30, 2009, Mark M. Mayers passed away. Mr. Mayers had served as a director of NTIC since November 2004. The Board thanks Mr. Mayers for his dedication and service to NTIC.

Board Recommendation

The Board of Directors recommends a vote **FOR** the election of all of the nominees named above.

If prior to the Annual Meeting, the Board of Directors should learn that any nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for this nominee will be voted for a substitute nominee as selected by the Board. Alternatively, the proxies, at the Board's discretion, may be voted for that fewer number of nominees as results from the inability of any nominee to serve. The Board of Directors has no reason to believe that any of the nominees will be unable to serve.

Information About Current Directors and Board Nominees

The following table sets forth as of December 1, 2009 the name, age and principal occupation of each current director and each individual who has been nominated by the Board of Directors to serve as a director of our company, as well as how long each individual has served as a director of NTIC.

Name	Age	Principal Occupation	Director Since
Pierre Chenu[1][2]	71	Chairman of the Board of NTIC	2003
Tilman B. Frank, M.D.[2][3]	43	Partner and Chief Executive Officer of Capitalent GmbH	2008
Soo-Keong Koh[1]	58	Managing Director of EcoSave Pte Ltd.	2008
Donald A. Kubik, Ph.D.	69	President of DAK Engineering, LLC	1995
Sunggyu Lee, Ph.D.	57	Professor of Chemical and Biological Engineering, Missouri University of Science and Technology	2004
G. Patrick Lynch	42	President and Chief Executive Officer of NTIC	2004

Name	Age	Principal Occupation	Director Since
Ramani Narayan, Ph.D.	60	Distinguished Professor in the Department of Chemical Engineering & Materials Science at Michigan State University	2004
Mark J. Stone(1)(3)	50	President of Petrus International, Inc.	2001

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

There are no family relationships among any of our directors.

Additional Information About Current Directors and Board Nominees

Pierre Chenu has been a director of NTIC since 2003 and Chairman of the Board since July 2005. Mr. Chenu is currently retired. Prior to his retirement, Mr. Chenu served as Vice President, Worldwide Operations, Flat Glass Activities within the Asahi-Glaverbel Glass Group, a position he had served for five years. Prior to that, Mr. Chenu was a member of the Executive Committee of Glaverbel S.A., with various operating responsibilities in France, Spain, Italy, Russia, Germany, China and the United States. Before joining Glaverbel, Mr. Chenu worked for U.S. Steel in steel production in Pittsburgh, Pennsylvania and for Corning Inc. where he held various staff, line and executive positions in the United States, France and the United Kingdom. Mr. Chenu holds a Master's Degree in Engineering, with a specialty in metallurgy, from the University of Liege (Belgium) and a M.B.A. from Harvard University. Mr. Chenu is a citizen of Belgium.

Tilman B. Frank, M.D. has been a director of NTIC since May 2008. Dr. Frank is Partner and Chief Executive Officer of Capitalent GmbH, a personnel consulting firm, a position he has held since January 2009. Dr. Frank served as Chief Executive Officer of Societät für Unternehmensplanung (S·U·P) GmbH, a personnel consulting company, where he served in such position from July 2007 to December 2008. From June 2001 to July 2007, Dr. Frank served as Managing Director of S·U·P. Prior to joining S·U·P, Dr. Frank served as Senior Vice President of Marketing and Sales of vamedis* AG, a German-based e-procurement solutions provider, from October 2001 to May 2001. Dr. Frank holds a Medical Doctor degree from the University of Frankfurt.

Soo-Keong Koh has been a director of NTIC since May 2008. Mr. Koh is the Managing Director of Ecosave Pte Ltd., a company whose business is focused on environmental biotech and energy conservation technologies, a position he has held since April 2007. From January 1986 to April 2007, Mr. Koh served as Chief Executive Officer and President of Toll Asia Pte Ltd formerly SembCorp Logistics Ltd (SembLog), a Singapore public listed company, which was acquired by Toll in May 2006. Mr. Koh has over 20 years of experience in the logistics industry. Mr. Koh holds a Bachelor of Engineering, a Master of Business Administration and a Postgraduate Diploma in Business Law from the University of Singapore (now known as the National University of Singapore).

Donald A. Kubik, Ph.D. has been a director and the Vice Chairman of the Board of NTIC since September 1999. Dr. Kubik currently serves as President of DAK Engineering, LLC, a consulting firm. In May 2009, Dr. Kubik retired as Chief Technology Officer of NTIC. Dr. Kubik served as Vice President of NTIC from 1979 to September 1999, as Co-Chief Executive Officer of NTIC from September 1999 to May 2000 and as Chief Technology Officer from May 2000 until his retirement in June 2009. Dr. Kubik is responsible for developing the patent that led to NTIC's introduction of protective plastic film and paper products incorporating volatile corrosion inhibitors. Prior to joining

NTIC, Dr. Kubik held a research and development position with Minnesota Mining & Manufacturing Company (3M).

Sunggyu Lee, Ph.D. was elected a director of NTIC in January 2004. Dr. Lee is Professor of Chemical and Biological Engineering, Missouri University of Science and Technology, Rolla, Missouri. Previously, he held positions of Robert Iredell Professor and Head of Chemical Engineering Department at the University of Akron, Akron, Ohio for 1988-1996 and C.W. LaPierre Professor and Chairman of Chemical Engineering at University of Missouri-Columbia for 1997-2005. He has authored six books and over 400 archival publications and received 27 U.S. patents in a variety of chemical and polymer processes and products. He is currently serving as Editor of Encyclopedia of Chemical Processing, Taylor & Francis, New York, NY and also as Book Series Editor of Green Chemistry and Chemical Engineering, CRC Press, Boca Raton, FL. Throughout his career, he has served as consultant and technical advisor to a number of national and international companies. He received his Ph.D. from Case Western Reserve University, Cleveland, Ohio in 1980.

G. Patrick Lynch, an employee of NTIC since 1995, has been President since July 2005 and Chief Executive Officer since January 2006 and was appointed a director of NTIC in February 2004. Mr. Lynch served as President of North American Operations of NTIC from May 2004 to July 2005. Prior to May 2004, Mr. Lynch held various positions with NTIC, including Vice President of Strategic Planning, Corporate Secretary and Project Manager. Mr. Lynch is also an officer and director of Inter Alia Holding Company, a financial and management consulting firm that is a significant stockholder of NTIC. Prior to joining NTIC, Mr. Lynch held positions in sales management for Fuji Electric Co., Ltd. in Tokyo, Japan, and programming project management for BMW AG in Munich, Germany. Mr. Lynch received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan.

Ramani Narayan, Ph.D. has been a director of NTIC since November 2004. He is a Distinguished Professor at Michigan State University in the Department of Chemical Engineering & Materials Science, where he has 105 refereed publications in leading journals to his credit, 18 patents, edited three books and one expert dossier in the area of bio-based polymeric materials. His research encompasses design & engineering of sustainable, biobased products, biodegradable plastics and polymers, biofiber reinforced composites, reactive extrusion polymerization and processing, studies in plastic end-of-life options like biodegradation and composting. He conducts carbon footprint calculations for plastics and products. He also performs LCA (Life Cycle Assessment) for reporting a product's environmental footprint. He serves as Scientific Chair and board member of the Biodegradable Products Institute (BPI), North America. He serves on the Technical Advisory Board of Tate & Lyle. He served on the Board of Directors of ASTM International, an international standards setting organization and currently chairs the committee on Environmentally Degradable Plastics and Biobased Products (D20.96) and the Plastics Terminology Committee D20.92. He is also the technical expert for the USA on ISO (International Standards Organization) TC 61 on Plastics – specifically for Terminology, and Biodegradable Plastics. He has won numerous awards, including the Named MSU University Distinguished Professor in 2007; the Governors University Award for commercialization excellence; Michigan State University Distinguished Faculty Award, 2006, 2005 Withrow Distinguished Scholar award, Fulbright Distinguished Lectureship Chair in Science & Technology Management & Commercialization (University of Lisbon; Portugal); First recipient of the William N. Findley Award, The James Hammer Memorial Lifetime Achievement Award, and Research and Commercialization Award sponsored by ICI Americas, Inc. & the National Corn Growers Association.

Mark J. Stone has been a director of NTIC since 2001. Mr. Stone has been President of Petrus International, Inc., an international consulting firm, since 1992. Mr. Stone has advised a variety of Japanese and other multi-national corporations in areas including project finance and international investment strategy. Mr. Stone is also President of MM Management, LLC, an entity that manages Chief

Masaharu Morimoto's business interests. Mr. Stone was a director of Aqua Design, Inc., an international water desalination company, from 1988 to 1996. Mr. Stone was Director, Marketing & Business Development of Toray Marketing & Sales (America) Inc. from 1986 to 1992. From 1980 to 1986, Mr. Stone was employed by Mitsui & Co. (U.S.A.), Inc. where he founded and was Treasurer of Hydro Management Resources, a Mitsui subsidiary, which finances, owns and operates water treatment projects. Mr. Stone holds an A.B. from Harvard University.

CORPORATE GOVERNANCE

Director Independence

The Board of Directors has affirmatively determined that four of NTIC's current eight directors are "independent directors" under the Listing Rules of the NASDAQ Stock Market: Pierre Chenu, Mark J. Stone, Dr. Tilman B. Frank and Soo-Keong Koh.

In making these affirmative determinations that such individuals are "independent directors," the Board of Directors reviewed and discussed information provided by the directors and by NTIC with regard to each director's business and personal activities as they may relate to NTIC and NTIC's management.

As a result of the passing away of Mr. Mayers on November 30, 2009, NTIC no longer complies with NASDAQ Listing Rule 5605(b)(1), which requires NASDAQ-listed companies, such as NTIC, to have a majority of independent directors on the Board of Directors. NTIC has a "cure period" of until the earlier of its next annual meeting of stockholders or November 30, 2010 to regain compliance with rule; provided, however, that if the annual stockholders meeting occurs no later than 180 days following the event that caused the failure to comply with the requirement, NTIC instead has 180 days from such event, or until June 1, 2010, to regain compliance. Since NTIC's next Annual Meeting of Stockholders is scheduled to be held on January 28, 2010, NTIC has until June 1, 2010 to regain compliance with NASDAQ Listing Rule 5605(b)(1). NTIC is in the process of searching for an individual who would be considered an "independent director" under the Listing Rules of the NASDAQ Stock Market and could be added to the Board of Directors as soon as reasonably practicable after the Annual Meeting of Stockholders.

Board Meetings and Attendance

The Board of Directors met four times during the fiscal year ended August 31, 2009. Each of the directors attended at least 75 percent of the aggregate of the total number of meetings of the Board and the total number of meetings held by all Board committees on which he served.

Board Committees

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. The Board of Directors may from time to time establish other committees to facilitate the management of our company and may change the composition and responsibilities of our existing committees. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee operates under a written charter adopted by the Board of Directors, which can be found on the "Investor Relations-Corporate Governance" section of our corporate website *www.ntic.com*. A printed copy of each charter is also available to any stockholder upon request to our Corporate Secretary at Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014 or by telephone at (763) 225-6637.

The following table summarizes the current membership of each of our three Board committees. Each of the members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee is an "independent director" under the Listing Rules of the NASDAQ Stock Market.

Director	Audit	Compensation	Nominating and Corporate Governance
Pierre Chenu	√	√	—
Tilman B. Frank, Ph.D.	—	Chair	√
Soo-Keong Koh	√	—	Chair
Donald A. Kubik, Ph.D.	—	—	—
Sunggyu Lee, Ph.D.	—	—	—
G. Patrick Lynch	—	—	—
Ramani Narayan, Ph.D.	—	—	—
Mark J. Stone	Chair	—	√

Audit Committee

Responsibilities. The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibilities for oversight, for quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of our financial statements, and the legal compliance and ethics programs of NTIC as established by management. The Audit Committee's primary responsibilities include:

- Overseeing NTIC's financial reporting process, internal control over financial reporting and disclosure controls and procedures on behalf of the Board of Directors;
- Having sole authority to appoint, retain and oversee the work of NTIC's independent registered public accounting firm and establish the compensation to be paid to the firm;
- Reviewing and pre-approving all audit services and permissible non-audit services to be provided to NTIC by our independent registered public accounting firm;
- Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by NTIC's employees of concerns regarding questionable accounting or auditing matters; and
- Overseeing the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to NTIC's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Composition. The current members of the Audit Committee are Mr. Chenu, Mr. Koh and Mr. Stone. Mr. Stone is the current chair of the Audit Committee. Mr. Mayers served as a member of the Audit Committee during fiscal 2009.

Each current member of the Audit Committee qualifies as "independent" for purposes of membership on audit committees pursuant to the Listing Rules of the NASDAQ Stock Market and the rules and regulations of the SEC and is "financially literate" as required by the Listing Rules of the NASDAQ Stock Market. In addition, the Board of Directors has determined that Mr. Stone qualifies as an "audit committee financial expert" as defined by the rules and regulations of the SEC and meets the qualifications of "financial sophistication" under the Listing Rules of the NASDAQ Stock Market as a result of his extensive financial background and various financial positions he has held throughout his career. Stockholders should understand that these designations related to our Audit Committee members' experience and understanding with respect to certain accounting and auditing matters do not impose upon any of them any duties, obligations or liabilities that are greater than those generally imposed on a member of the Audit Committee or of the Board of Directors.

Meetings and Other Information. The Audit Committee met four times during fiscal 2009, one time outside the presence of management and one time face to face with Baker Tilly Virchow Krause, LLP, NTIC's independent registered public accounting firm. Additional information regarding NTIC's Audit Committee and its independent registered public accounting firm is disclosed under the "—Audit Committee Report" and "Proposal Two—Ratification of Selection of Independent Registered Public Accounting Firm" sections of this proxy statement.

Audit Committee Report

This report is furnished by the Audit Committee of the Board of Directors with respect to NTIC's financial statements for the fiscal year ended August 31, 2009.

One of the purposes of the Audit Committee is to oversee NTIC's accounting and financial reporting processes and the audit of NTIC's annual financial statements. NTIC's management is responsible for the preparation and presentation of complete and accurate financial statements. NTIC's independent registered public accounting firm, Baker Tilly Virchow Krause, LLP, is responsible for performing an independent audit of NTIC's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report on their audit.

In performing its oversight role, the Audit Committee has reviewed and discussed NTIC's audited financial statements for the fiscal year ended August 31, 2009 with NTIC's management. Management represented to the Audit Committee that NTIC's financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee has discussed with Baker Tilly Virchow Krause, LLP, NTIC's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 114, as amended and as adopted by the Public Company Accounting Oversight Board. The Audit Committee has received the written disclosures and the letter from Baker Tilly Virchow Krause, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the Baker Tilly Virchow Krause, LLP's communications with the Audit Committee concerning independence. The Audit Committee has discussed with Baker Tilly Virchow Krause, LLP its independence and concluded that the independent registered public accounting firm is independent from NTIC and NTIC's management.

Based on the review and discussions of the Audit Committee described above, in reliance on the unqualified opinion of Baker Tilly Virchow Krause, LLP regarding NTIC's audited financial statements, and subject to the limitations on the role and responsibilities of the Audit Committee discussed above and in the Audit Committee's charter, the Audit Committee recommended to the Board of Directors that NTIC's audited financial statements for the fiscal year ended August 31, 2009 be included in its Annual Report on Form 10-K for the fiscal year ended August 31, 2009 for filing with the Securities and Exchange Commission.

This report is dated as of November 20, 2009.

Audit Committee

Mark J. Stone, Chair
Pierre Chenu
Mark M. Mayers

Compensation Committee

Responsibilities. The Compensation Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility relating to compensation of our chief executive officer and other executive officers and administers our equity compensation plans. In so doing, the Compensation Committee, among other things:

- recommends to the Board of Directors for its determination, the annual salaries, incentive compensation, long-term compensation and any and all other compensation applicable to the our executive officers;
- establishes, and from time to time reviews and revises, corporate goals and objectives with respect to compensation for our executive officers and establishes and leads a process for the full Board of Directors to evaluate the performance of our executive officers in light of those goals and objectives;
- administers our equity compensation plans and recommends to the Board of Directors for its determination grants of options or other equity-based awards for executive officers, employees and independent consultants under our equity compensation plans;
- reviews our policies with respect to employee benefit plans; and
- establishes and from time to time reviews and revises processes and procedures for the consideration and determination of executive compensation.

Composition. The current members of the Compensation Committee are Mr. Chenu and Dr. Frank. Dr. Frank is the current chair of the Compensation Committee. Mr. Mayers served as a member of the Compensation Committee during fiscal 2009. The Board of Directors has determined that each of the members of the Compensation Committee is considered an "independent director" under the Listing Rules of the NASDAQ Stock Market and a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

Processes and Procedures for Consideration and Determination of Executive Compensation. As described in more detail above under the heading "—Responsibilities," the Board of Directors has delegated to the Compensation Committee the responsibility, among other things, to recommend to the Board of Directors any and all compensation payable to our executive officers, including annual salaries, incentive compensation and long-term incentive compensation, and to administer our equity and incentive compensation plans applicable to our executive officers. Decisions regarding executive compensation made by the Compensation Committee are not considered final and are subject to final review and approval by the entire Board of Directors. Under the terms of its formal written charter, the Compensation Committee has the power and authority, to the extent permitted by our Bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee. The Compensation Committee has not generally delegated any of its duties and responsibilities to subcommittees, but rather has taken such actions as a committee, as a whole.

Our President and Chief Executive Officer assists the Compensation Committee in gathering compensation related data regarding our executive officers and making recommendations to the Compensation Committee regarding the form and amount of compensation to be paid to each executive officer. In making final recommendations to the Board of Directors regarding compensation to be paid to our executive officers, the Compensation Committee considers the recommendations of our President and Chief Executive Officer, but also considers other factors, such as its own views as to the form and amount of compensation to be paid, the achievement by the company of pre-established performance objectives the general performance of the company and the individual officers, the performance of the company's stock price and other factors that may be relevant.

Final deliberations and decisions by the Compensation Committee regarding its recommendations to the Board of Directors of the form and amount of compensation to be paid to our executive officers, including our President and Chief Executive Officer, are made by the Compensation Committee, without the presence of the President and Chief Executive Officer or any other executive officer of our company. In making final decisions regarding compensation to be paid to our executive officers, the Board of Directors considers the same factors and gives considerable weight to the recommendations of the Compensation Committee.

Meetings. The Compensation Committee met two times during fiscal 2009.

Nominating and Corporate Governance Committee

Responsibilities. The primary responsibilities of the Nominating and Corporate Governance Committee include:

- identifying individuals qualified to become members of the Board of Directors;
- recommending director nominees for each annual meeting of our stockholders and director nominees to fill any vacancies that may occur between meetings of stockholders;
- being aware of best practices in corporate governance matters;
- developing and overseeing an annual Board of Directors and Board committee evaluation process; and
- establishing and leading a process for determination of the compensation applicable to the non-employee directors on the Board.

Composition. The current members of the Nominating and Corporate Governance Committee are Dr. Koh, Dr. Frank and Mr. Stone. Mr. Koh is the current chair of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is considered an "independent director" under the Listing Rules of the NASDAQ Stock Market.

Director Nominations Process. In selecting nominees for the Board of Directors, the Nominating and Corporate Governance Committee first determines whether the incumbent directors are qualified to serve, and wish to continue to serve, on the Board. The Nominating and Corporate Governance Committee believes that NTIC and its stockholders benefit from the continued service of qualified incumbent directors because those directors have familiarity with and insight into NTIC's affairs that they have accumulated during their tenure with the company. Appropriate continuity of Board membership also contributes to the Board's ability to work as a collective body. Accordingly, it is the practice of the Nominating and Corporate Governance Committee, in general, to re-nominate an incumbent director if the director wishes to continue his or her service with the Board, the director continues to satisfy the criteria for membership on the Board that the Nominating and Corporate Governance Committee generally views as relevant and considers in deciding whether to re-nominate an incumbent director or nominate a new director, the Nominating and Corporate Governance Committee believes the director continues to make important contributions to the Board, and there are no special, countervailing considerations against re-nomination of the director.

In identifying and evaluating new candidates for election to the Board, the Nominating and Corporate Governance Committee solicits recommendations for nominees from persons whom the Nominating and Corporate Governance Committee believes are likely to be familiar with qualified candidates having the qualifications, skills and characteristics required for Board nominees from time to time. Such persons may include members of the Board and senior management of NTIC. In addition, the Nominating and Corporate Governance Committee may engage a search firm to assist it in identifying qualified candidates. The Nominating and Corporate Governance Committee reviews and evaluates each candidate whom it believes merits serious consideration, taking into account available information concerning the candidate, any qualifications or criteria for Board membership established by the Nominating and Corporate Governance Committee, the existing composition of the Board, and other factors that it deems relevant. In conducting its review and evaluation, the Nominating and Corporate Governance Committee solicits the views of NTIC's management, other Board members, and other individuals it believes may have insight into a candidate. The Nominating and Corporate Governance Committee may designate one or more of its members and/or other Board members to interview any proposed candidate.

The Nominating and Corporate Governance Committee will consider recommendations for the nomination of directors submitted by NTIC stockholders. For more information, see the information set forth under the heading "Other Matters — Director Nominations." The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended as stated above.

There are no formal requirements or minimum qualifications that a candidate must meet in order for the Nominating and Corporate Governance Committee to recommend the candidate to the Board. The Nominating and Corporate Governance Committee believes that each nominee should be evaluated based on his or her merits as an individual, taking into account the needs of NTIC and the Board. However, in evaluating candidates, there are a number of criteria that the Nominating and Corporate Governance Committee generally views as relevant and is likely to consider. Some of these factors include whether the candidate is an "independent director" under the Listing Rules of the NASDAQ Stock Market and meets any other applicable independence tests under the federal securities laws and rules and regulations of the Securities and Exchange Commission; whether the candidate is "financially literate" or "financially sophisticated" and otherwise meets the requirements for serving as a member of an audit committee under the Listing Rules of the NASDAQ Stock Market; whether the candidate is an "audit committee financial expert" under the federal securities laws and the rules and regulations of the Securities and Exchange Commission; the needs of NTIC with respect to the particular talents and experience of its directors; the personal and professional integrity and reputation of the candidate; the candidate's level of education and business experience; the candidate's broad-based business acumen; the candidate's level of understanding of NTIC's business and its industry; the candidate's ability and willingness to devote adequate time to work of the Board and its committees; the fit of the candidate's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of NTIC; whether the candidate possesses strategic thinking and a willingness to share ideas; the candidate's diversity of experiences, expertise and background; and the candidate's ability to represent the interests of all stockholders and not a particular interest group.

Processes and Procedures for Consideration and Determination of Director Compensation. As described in more detail above under the heading "—Responsibilities," the Board of Directors has delegated to the Nominating and Corporate Governance Committee the responsibility, among other things, to review and make recommendations to the Board of Directors concerning compensation for non-employee members of the Board of Directors, including but not limited to retainers, meeting fees, committee chair and member retainers and equity compensation. Decisions regarding director compensation made by the Nominating and Corporate Governance Committee are not considered final and are subject to final review and approval by the entire Board of Directors. Under the terms of its formal written charter, the Nominating and Corporate Governance Committee has the power and authority, to the extent permitted by our Bylaws and applicable law, to delegate all or a portion of its duties and responsibilities to a subcommittee of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee has not generally delegated any of its duties and responsibilities to subcommittees, but rather has taken such actions as a committee, as a whole.

In making recommendations to the Board of Directors regarding compensation to be paid to our non-employee directors, the Nominating and Corporate Governance Committee considers fees paid to directors of comparable public companies, the number of board and committee meetings that our directors are expected to attend, and other factors that may be relevant. In making final decisions regarding non-employee director compensation, the Board of Directors considers the same factors and the recommendation of the Nominating and Corporate Governance Committee.

Meetings and Other Matters. The Nominating and Corporate Governance Committee met four times during fiscal 2009. Additional information regarding the Nominating and Corporate Governance Committee is disclosed under the "Director Compensation—Non-Employee Director Compensation Program" section of this proxy statement.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines. A copy of these Corporate Governance Guidelines can be found on the "Investor Relations-Corporate Governance" section of our corporate website *www.ntic.com*. A printed copy of such Corporate Governance Guidelines is also available to any stockholder upon request to our Corporate Secretary at Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014 or by telephone at (763) 225-6637. Among the topics addressed in our Corporate Governance Guidelines are:

- Board size, composition and qualifications;
- Selection of directors;
- Board leadership;
- Board committees;
- Board and committee meetings;
- Executive sessions of outside directors;
- Meeting attendance by directors and non-directors;
- Appropriate information and access;
- Ability to retain advisors;
- Conflicts of interest;
- Board interaction with corporate constituencies;
- Change of principal occupation and board memberships;
- Retirement and term limits;
- Board compensation;
- Stock ownership by directors and executive officers;
- Loans to directors and executive officers;
- CEO evaluation;
- Board and committee evaluation;
- Director continuing education;
- Succession planning; and
- Communications with directors.

Code of Ethics

The Board of Directors has adopted a Code of Ethics, which applies to all of NTIC's directors, executive officers, including NTIC's Chief Executive Officer and Chief Financial Officer, and other employees, and meets the requirements of the Securities and Exchange Commission and the NASDAQ Stock Market. A copy of NTIC's Code of Ethics was filed as an exhibit to our Annual Report on Form 10-K for the year ended August 31, 2009 and is available on the "Investor Relations-Corporate Governance" section of our corporate website *www.ntic.com*.

Policy Regarding Director Attendance at Annual Meetings of Stockholders

It is the policy of the Board of Directors that directors standing for re-election should attend our annual meeting of stockholders, if their schedules permit. A Board of Directors meeting is generally held on the day following each annual meeting of stockholders. To save costs, a telephonic Board meeting was held on the day following the 2009 annual meeting of stockholders; and, therefore, G. Patrick Lynch and Donald A. Kubik, Ph.D. were the only directors in attendance at the 2009 annual meeting of stockholders.

Complaint Procedures

The Audit Committee has established procedures for the receipt, retention and treatment of complaints received by NTIC regarding accounting, internal accounting controls or auditing matters, and the submission by employees of NTIC, on a confidential and anonymous basis, of concerns regarding questionable accounting or auditing matters. NTIC personnel with such concerns are encouraged to discuss their concerns with our outside legal counsel, who in turn will be responsible for informing the Audit Committee.

Process Regarding Stockholder Communications with Board of Directors

Stockholders may communicate with the Board of Directors of NTIC by sending correspondence, addressed to our Corporate Secretary, Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, or mwolsfeld@ntic.com with an instruction to forward the communication to a particular director. Our Corporate Secretary will receive the correspondence and forward it to any individual director or directors to whom the communication is directed.

DIRECTOR COMPENSATION

Summary of Cash and Other Compensation

The following table provides summary information concerning the compensation of each individual who served as a director of our company during the fiscal year ended August 31, 2009, other than G. Patrick Lynch, our President and Chief Executive Officer, and Donald A. Kubik, Ph.D., our Vice Chairman and former Chief Technology Officer, neither of whom was compensated separately for serving on the Board of Directors or any Board committees during fiscal 2009. Their compensation during fiscal 2009 for serving as executive officers of our company, and in the case of Dr. Kubik, a consultant of our company commencing in June 2009, is set forth under the heading "Executive Compensation" included elsewhere in this proxy statement.

DIRECTOR COMPENSATION—FISCAL 2009

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	All Other Compensation ($)(4)	Total ($)
Pierre Chenu	$ 32,425	$ 13,969	$ 0	$ 46,394
Tilman B. Frank, M.D.	16,650	6,956	0	23,606
Soo-Keong Koh	15,750	6,956	0	22,706
Sunggyu Lee, Ph.D.	15,750	10,781	10,000	36,531
Mark M. Mayers	22,250	10,781	0	33,031
Ramani Narayan, Ph.D.	15,750	10,781	102,510	129,041
Mark J. Stone	24,975	10,781	0	35,756

(1) Reflects the dollar amount recognized as stock-based compensation expense for option awards for each director for financial statement reporting purposes with respect to the fiscal year ended August 31, 2009, not including an estimate of forfeitures related to service-based vesting conditions. The following table provides additional information regarding the dollar amount recognized as stock-based compensation expense during the fiscal year ended August 31, 2009, without taking into account forfeiture rates, and the specific assumptions used in the valuation, for each option award held by each director reflected in the table. All options have a five-year life and an anticipated dividend yield of 2.00%.

Name	Grant Date	Number of Securities Underlying Options Granted (#)	Amount Recognized in Financial Statements in Fiscal 2009 ($)	Risk Free Interest Rate	Expected Volatility
Pierre Chenu	09/01/08	6,000	$ 9,560	2.88%	46.7%
	09/01/07	2,000	2,431	4.20%	42.2%
	09/01/06	2,000	1,978	4.70%	42.9%
Tilman B. Frank, M.D.	09/01/08	4,000	6,372	2.88%	46.7%
	05/02/08	666	584	2.84%	42.1%
Soo-Keong Koh	09/01/08	4,000	6,372	2.88%	46.7%
	05/02/08	666	584	2.84%	42.1%
Sunggyu Lee, Ph.D.	09/01/08	4,000	6,372	2.88%	46.7%
	09/01/07	2,000	2,431	4.20%	42.2%
	09/01/06	2,000	1,978	4.70%	42.9%
Mark M. Mayers	09/01/08	4,000	6,372	2.88%	46.7%
	09/01/07	2,000	2,431	4.20%	42.2%
	09/01/06	2,000	1,978	4.70%	42.9%
Ramani Narayan, Ph.D.	09/01/08	4,000	6,372	2.88%	46.7%
	09/01/07	2,000	2,431	4.20%	42.2%
	09/01/06	2,000	1,978	4.70%	42.9%

Name	Grant Date	Number of Securities Underlying Options Granted (#)	Amount Recognized in Financial Statements in Fiscal 2009 ($)	Risk Free Interest Rate	Expected Volatility
Mark J. Stone	09/01/08	4,000	6,372	2.88%	46.7%
	09/01/07	2,000	2,431	4.20%	42.2%
	09/01/06	2,000	1,978	4.70%	42.9%

(2) The following table provides information regarding each stock option grant to each director during the fiscal year ended August 31, 2009:

Name	Grant Date	Number of Securities Underlying Options Granted (#)[a]	Exercise Price ($/Share)	Expiration Date	Grant Date Fair Value of Option Awards ($)[b]
Pierre Chenu	09/01/08	6,000[c]	$ 12.84	08/31/2013	$ 28,680
Tilman B. Frank, M.D.	09/01/08	4,000[c]	12.84	08/31/2013	19,115
Soo-Keong Koh	09/01/08	4,000[c]	12.84	08/31/2013	19,115
Sunggyu Lee, Ph.D.	09/01/08	4,000[c]	12.84	08/31/2013	19,115
Mark M. Mayers	09/01/08	4,000[c]	12.84	08/31/2013	19,115
Ramani Narayan, Ph.D.	09/01/08	4,000[c]	12.84	08/31/2013	19,115
Mark J. Stone	09/01/08	4,000[c]	12.84	08/31/2013	19,115

(a) Represents options granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan, the material terms of which are described in more detail below under the heading "Executive Compensation—Cash and Other Compensation—Stock Incentive Plans."

(b) We refer you to note (1) above for a discussion of the assumptions made in calculating the grant date fair value of the option awards.

(c) This option vests with respect to one-third of the underlying shares of our common stock on each of the following dates, so long as the individual remains a director of our company as of such dates: September 1, 2009, September 1, 2010 and September 1, 2011.

(3) The following table provides information regarding the aggregate number of options to purchase shares of our common stock outstanding at August 31, 2009 and held by each of the directors listed in the above table:

Name	Aggregate Number Of Securities Underlying Options	Exercisable/ Unexercisable	Exercise Price(s)	Expiration Date(s)
Pierre Chenu	12,000	7,333 / 4,667	$ 5.75 – 12.84	8/31/2010 – 8/31/2013
Tilman B. Frank, M.D.	4,666	1,555 /3,111	7.75 – 12.84	5/01/2013 – 8/31/2013
Soo-Keong Koh	4,666	1,555 /3,111	7.75 – 12.84	5/01/2013 – 8/31/2013
Sunggyu Lee, Ph.D.	10,000	6,666 / 3,334	5.75 – 12.84	8/31/2010 – 8/31/2013
Mark M. Mayers	11,500	7,001 / 5,999	5.75 – 12.84	11/12/2009– 8/31/2013
Ramani Narayan, Ph.D.	11,500	7,001 / 5,999	5.75 – 12.84	11/12/2009– 8/31/2013
Mark J. Stone	10,000	6,666 / 3,334	5.75 – 12.84	8/31/2010 – 8/31/2013

(4) We do not provide perquisites or other personal benefits to our directors. The amounts reflected for each of Dr. Narayan and Dr. Lee reflect consulting fees paid during the fiscal year ended August 31, 2009 as described in more detail below under the heading "—Consulting Arrangements."

Non-Employee Director Compensation Program

Overview. Our non-employee directors currently consist of Pierre Chenu, Tilman B. Frank, M.D., Donald A. Kubik, Ph.D., Soo-Keong Koh, Sunggyu Lee, Ph.D., Ramani Narayan, Ph.D. and Mark J. Stone. For compensation purposes, Dr. Kubik became a non-employee director commencing in June 2009.

We use a combination of cash and long-term equity-based incentive compensation in the form of annual stock option grants to attract and retain qualified candidates to serve on the Board of Directors. In setting non-employee director compensation, we follow the process and procedures described under the heading "Corporate Governance—Nominating and Corporate Governance Committee—Processes and Procedures for the Determination of Director Compensation."

Cash Retainers and Meeting Fees. Each of our non-employee directors receives annual cash retainers and meeting fees. The following table sets forth the annual cash retainers paid to our non-employee directors:

Description	Annual Cash Retainer
Board Member	$ 10,000
Chairman of the Board	15,000
Audit Committee Chair	5,000
Audit Committee Member (not including Chair)	4,000

The annual cash retainers are paid in the beginning of each calendar quarter. For example, the retainers paid in the beginning of the first calendar quarter are for the period from January 1 through March 31.

Each of our non-employee directors also receives $1,000 for each Board, Board committee and strategy review meeting attended. No director, however, earns more than $1,000 per day in Board, Board committee and strategy review meeting fees.

As part of our cost reduction efforts, commencing in March 2009, our annual cash retainers and meeting fees were reduced temporarily by 10%. This reduction remains in effect as of the date of printing of this proxy statement.

Stock Options. Each of our non-employee directors is automatically granted a five-year non-qualified option to purchase 4,000 shares of our common stock on the first day of each fiscal year in consideration for their services as directors of NTIC and the Chairman of the Board is automatically granted an additional five-year non-qualified option to purchase 2,000 shares of our common stock on the first day of each fiscal year in consideration for his services as Chairman. Each automatically granted option becomes exercisable, on a cumulative basis, with respect to one-third of the shares covered by such option on each one-year anniversary of the date of its grant. The exercise price of such option is equal to the fair market value of a share of our common stock on the date of grant.

We refer you to note (2) to the Director Compensation Table above for a summary of all option grants to our non-employee directors during the fiscal year ended August 31, 2009 and note (3) to the Director Compensation Table for a summary of all options to purchase shares of our common stock held by our non-employee directors as of August 31, 2009.

Reimbursement of Expenses. All of our directors are reimbursed for travel expenses for attending meetings and other miscellaneous out-of-pocket expenses incurred in performing their Board functions.

Consulting Arrangements

We paid consulting fees to Bioplastic Polymers LLC which is owned by Ramani Narayan, Ph.D. in the aggregate amount of $100,000 and royalty fees in an aggregate amount of $2,510 during the fiscal year ended August 31, 2009. The consulting services rendered by Bioplastic Polymers LLC related to research and development associated with various new technologies. The royalty fees were paid pursuant to an oral agreement pursuant to which we have agreed to pay Bioplastic Polymers LLC and Dr. Narayan in consideration of the transfer and assignment by Biopolymer Plastics LLC and Dr. Narayan of certain biodegradable polymer technology to us, an aggregate of three percent of the gross margin on any net sales of products incorporating the biodegradable polymer technology transferred to us by Bioplastic Polymers LLC and Dr. Narayan for a period of 10 years, provided that if a patent for or with respect to biodegradable polymer technology is issued before the expiration of such 10 year period, then until the expiration of such patent we will pay to Bioplastic Polymers LLC and Dr. Narayan an aggregate of three percent of the biodegradable polymer technology gross margin attributable to such patent.

In May 2009, we entered into an agreement with DAK Engineering, LLC, an entity owned by our former Chief Technical Officer and a current director, Donald A. Kubik, Ph.D., pursuant to which we have engaged DAK Engineering, LLC to perform certain services to us, specifically services in the area of chemistry, technology development, supplier technical issues, production issues, product performance characterization, and other forms of commercializing intellectual property rights. In consideration for such services, we have agreed to pay DAK Engineering, LLC a monthly fee of $7,250. During fiscal 2009, we paid DAK Engineering, LLC an aggregate of $21,750 in consulting fees. The agreement may be terminated by either party for any reason with 30 days prior notice before the quarter end by providing written notice to the other party and may be terminated upon the occurrence of other certain events, as set forth in the agreement. The agreement also contains other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

In May 2009, we entered into a technology transfer and consulting agreement with Sunggyu Lee, Ph.D. pursuant to which we agreed to pay Dr. Lee $30,000 payable in six $5,000 monthly installments in exchange for an 18-month option to purchase certain technology developed by Dr. Lee. If we decide to exercise the option, Dr. Lee has agreed to transfer to us the technology and to provide us consulting services related to the further development and commercialization of the technology in exchange for an additional $120,000 payable in eight $15,000 monthly installments. If we commercialize any products or services that incorporate the transferred technology or any other new related inventions developed by Dr. Lee during the term of the agreement and transferred to us under the agreement, we have agreed to pay Dr. Lee a royalty of three percent of any earnings before interest and taxes to us generated from the commercial exploitation by us of any products or services that incorporate the technology and/or inventions. Such royalties will be required to be paid until the earlier of the last to expire of any applicable patents covering such technology or inventions, the invalidity of such patents, or if there are no issued patents covering such technology and inventions, 10 years from the first date of commercial sale or license. The agreement may be terminated by NTIC if, at any stage, NTIC determines in its sole discretion not to proceed with the project.

Compensation Arrangements with Inside Directors

Our inside directors during fiscal 2009—G. Patrick Lynch and Donald A. Kubik, Ph.D. —were compensated during fiscal 2009 for their services as executive officers of our company. Commencing in June 2009, Dr. Kubik received compensation as a non-employee director during fiscal 2009, as described above under the heading "—Non-Employee Director Compensation Program." For information relating to compensation awarded to, earned by or paid to Mr. Lynch and Dr. Kubik, see "Executive Compensation" included elsewhere in this proxy statement. We do not separately compensate our inside directors for their service as directors of our company, although we do reimburse them for any out-of-pocket expenses they incur in connection with attending Board and Board committee meetings.

Indemnification Agreements

We have entered into agreements with all of our directors under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was one of our directors. We will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

EXECUTIVE COMPENSATION

Executive Compensation Program

Our executive compensation program for the fiscal year ended August 31, 2009 consisted of:

- Base salary;
- Annual incentive compensation;
- Long-term equity-based incentive compensation, in the form of stock options; and
- All other compensation.

Base Salary. We provide a base salary for our named executive officers, which, unlike some of the other elements of our executive compensation program, is not subject to company or individual performance risk. We recognize the need for most executives to receive at least a portion of their total compensation in the form of a guaranteed base salary that is paid in cash regularly throughout the year to support their standard of living.

We initially fix base salaries for our executives at a level that we believe enable us to hire and retain them in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business objectives. The Compensation Committee reviews base salaries for our named executive officers each year beginning in July and generally recommends to the Board of Directors any increases for the following fiscal year in July or August or as soon as practicable thereafter. Regardless of when the final decision regarding base salaries for a fiscal year is made by the Board of Directors, any increases in base salaries are effective as of September 1 of that year, which could result in a retroactive payment to the executive shortly after the final decision is made.

The Compensation Committee's recommendations to the Board of Directors regarding the base salaries of our named executive officers are based on a number of factors, including: the executive's level of responsibility, prior experience and base salary for the prior year, the skills and experiences required by the position, length of service with our company, past individual performance and other considerations the Compensation Committee deems relevant. The Compensation Committee also recognizes that in addition to the typical responsibilities and duties held by our executives by virtue of their positions, our executives due to the small number of our employees, often possess additional responsibilities and perform additional duties that would be typically delegated to others in most organizations with additional personnel and resources.

Annualized base salary rates for fiscal 2007, 2008 and 2009 for our named executive officers were as follows:

Name	Fiscal 2007	Fiscal 2008	% Change From Fiscal 2007	Fiscal 2009*	% Change From Fiscal 2008*
G. Patrick Lynch	$ 190,000	$ 210,000	10.5%	$221,000/$189,000	5.2%/(10.5)%
Donald A. Kubik, Ph.D.	170,000	175,000	3.0%	175,000/148,750	0.0%/(15.0)%
Matthew C. Wolsfeld	145,000	155,000	6.9%	163,000/139,500	5.2%/(10.6)%

* Reflects fiscal 2009 base salary prior to 15% cost reduction and after such reduction.

As part of our cost savings initiatives implemented in January 2009, we reduced the base salaries of our executives and other officers by approximately 15% on average, by 10% for all other employees and suspended our matching of 401(k) contributions.

We historically have granted our executive officers a mid-single digit percentage increase in their base salary each fiscal year, although the percentage may be higher or lower if the responsibilities of the executive increased or decreased during the year. The percentage increase in Mr. Lynch's base salary from fiscal 2007 to fiscal 2008 was performance and responsibility based.

Annual Incentive Compensation. In addition to base compensation, we provide our named executive officers the opportunity to earn annual incentive compensation based on the achievement of certain company and individual related performance goals. Our annual bonus program directly aligns the interests of our executive officers and stockholders by providing an incentive for the achievement of key corporate and individual performance measures that are critical to the success of our company and linking a significant portion of each executive officer's annual compensation to the achievement of such measures. The following is a brief summary of the material terms of our annual bonus plan program for fiscal 2009:

- The total amount available under the bonus plan was up to 25 percent of NTIC's earnings before interest, taxes and other income (EBITOI);
- The total amount available under the bonus plan was $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fell below 70 percent of target EBITOI; and
- The payment of bonuses under the plan to executive officer participants was made in both cash and shares of NTIC common stock, the exact amount and percentages of which was determined by the Board of Directors, upon recommendation of the Compensation Committee.

No bonuses were paid to our executives in fiscal 2009 under the annual bonus plan or otherwise.

The Board of Directors recently approved the terms of the annual bonus plan for fiscal 2010, which are identical to the terms of the fiscal 2009 bonus plan. Any shares of NTIC common stock issued in full or partial payment of a bonus award is issued as a stock bonus under the Northern Technologies International Corporation 2007 Stock Incentive Plan, which was approved by our stockholders in January 2007.

Long-Term Equity-Based Incentive Compensation. Although we do not have any stock retention or ownership guidelines, the Board of Directors encourages our named executive officers to have a financial stake in our company in order to align the interests of our stockholders and management. We therefore provide long-term equity-based incentive compensation to our named executive officers, as well as to all of our other U.S.-based employees, in the form of stock options. We believe that stock options are an important part of our overall compensation program. In particular, we believe that stock options align the interests of our executives and other employees with stockholder interests and long-term value creation and enable these individuals to achieve meaningful equity ownership in our company. Through the grant of stock options, we seek to align the long-term interests of our executives and other employees with the long-term interests of our stockholders by creating a strong and direct linkage between compensation and long-term stockholder return. When our executives deliver returns to our stockholders, in the form of increases in our stock price or otherwise, stock options permit an increase in their compensation. We believe stock options also may enable us to attract, retain and motivate executives and other employees by maintaining competitive levels of total compensation. However, unless our stock price increases after stock option grants are made, the stock options deliver no value to the option holders. A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to "vest." This provides an incentive for an option holder to remain employed by us.

All of our stock options have been granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan or the Northern Technologies International Corporation 2000 Stock Incentive Plan. Both of these plans have been approved by our stockholders. Under the 2007 plan, we have the ability to grant stock options, stock appreciation rights, restricted stock awards, stock unit awards, performance awards and stock bonuses. To date, only incentive and non-statutory stock options and stock bonuses have been granted. The 2007 plan contains both an overall limit on the number of shares of our common stock that may be issued, as well as individual and other grant limits. For more information regarding the terms of our 2007 plan, we refer you to "Executive Compensation—Stock Incentive Plans."

We have adopted a Policy and Procedures Regarding the Grant of Stock Options and Other Equity-Based Incentive Awards. Under this policy, the Board of Directors has retained all authority to grant options and other equity-based incentive awards to eligible recipients, upon recommendation of the Compensation Committee, and, none of its authority may be delegated to our management in the form of "mass" or "block" grants to be allocated among employees by our management. Current executive officers and other employees are eligible for option grants on a periodic basis. We did not grant any options to our executives during fiscal 2009. In November 2009, we granted each of Mr. Lynch and Mr. Wolsfeld a five-year option to purchase 12,000 and 9,000 shares of our common stock, respectively, at an exercise price equal to $7.65 per share. We do not have, nor have we ever had, a program, plan or practice to time stock option grants to executives in coordination with the release of material nonpublic information.

The policy also sets forth the general terms and conditions of our stock option grants. For example, we generally grant "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, in order to provide our executives and other employees the additional tax benefit associated with incentive stock options, which we believe at this time outweighs our interest in obtaining the tax deduction which would be available if we granted non-statutory stock options which were later exercised by the optionees. The stock options granted to our executives and other employees typically vest or become exercisable over a period of three years from the date of grant, with one-third of the underlying shares vesting in each year on the anniversary of the date of grant. Stock options typically remain exercisable for a period of five years from the date of grant, so long as the optionee continues to be employed by us.

It is our policy to set the per share exercise price of all stock options granted under the 2007 plan at an amount equal to the fair market value of a share of our common stock on the date of grant. For purposes of the 2007 plan, the fair market value of our common stock is the mean between the reported high and low sale price of our common stock, as reported by the NASDAQ Global Market. The Board of Directors may not, under the terms of the 2007 plan, without prior approval of our stockholders, seek to effect any re-pricing of any previously granted, "underwater" option by amending or modifying the terms of the underwater option to lower the exercise price, cancelling the underwater option and granting replacement options having a lower exercise price, or other incentive award in exchange, or repurchasing the underwater options and granting new incentive awards under the plan. For purposes of the 2007 plan, an option is deemed to be "underwater" at any time when the fair market value of our common stock is less than the exercise price.

We review the long-term equity-based incentives for our named executive officers, on an individual basis and on an aggregate basis, at least each year at the time we determine base salaries and the terms of our annual incentive compensation arrangements for the upcoming year. The determinations by the Board of Directors, upon recommendation of the Compensation Committee, regarding the number of stock options, if any, to grant our named executive officers are based on a number of factors, including: the executive's position within the company and the level of responsibility, skills and experiences required by the executive's position; the attainment of or failure to attain company objectives and the difficulty in achieving desired company objectives; individual performance of the executive; the executive's length of service to our company; the executive's percentage ownership of our common equity outstanding, including stock options, and competitive compensation data, including outstanding options held by an executive as a percentage of our common equity outstanding.

All Other Compensation. It is generally our policy not to extend significant perquisites to our executives that are not available to our employees generally. The only significant perquisite that we provide to our named executive officers is the personal use of a company owned vehicle. Our executives also receive benefits, which are also received by our other employees, including participation in the Northern Technologies International Corporation 401(k) Plan and health, dental and life insurance benefits. Under the 401(k) plan, all eligible participants, including our named executive officers, may voluntarily request that we reduce his or her pre-tax compensation by up to 10 percent (subject to certain special limitations) and contribute such amounts to a trust. We typically contribute an amount equal to 50 percent of the first seven percent of the amount that each participant contributed under this plan. As part of our cost savings initiatives implemented in December 2008 and January 2009, however, we suspended our matching of 401(k) contributions. We do not provide pension arrangements or post-retirement health coverage for our executives or employees. We also do not provide any nonqualified defined contribution or other deferred compensation plans.

Employment Agreements. All of our employees, including our named executive officers, are employed at will and do not have employment agreements that guarantee them any particular base salary, annual incentive cash compensation or any other compensation or benefits. Nor do we have any severance arrangements with our named executive officers.

Summary of Cash and Other Compensation

The following table provides summary information concerning all compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and a former executive officer. We refer to these individuals in this proxy statement as our "named executive officers."

SUMMARY COMPENSATION TABLE—FISCAL 2009

Name and Principal Position	Year	Salary	Bonus[1]	Stock Awards[2]	Option Awards[3]	All Other Compensation[4]	Total
G. Patrick Lynch.......................	2009	$200,077	$ 0	$ 0	$ 4,118	$ 6,638	$ 210,833
President and Chief Executive Officer	2008	210,000	107,919	10,500	9,393	11,336	349,148
Donald A. Kubik, Ph.D.[5]........	2009	129,231	0	0	0	28,298	157,529
Former Vice Chairman and Chief Technology Officer	2008	175,000	42,310	42,310	5,275	7,739	272,634
Matthew Wolsfeld....................	2009	147,635	0	0	15,065	5,267	167,967
Chief Financial Officer and Corporate Secretary	2008	155,000	43,721	43,721	20,340	7,770	270,552

(1) Represents discretionary cash bonuses earned in fiscal year as indicated, but actually paid to named executive officer in the following fiscal year. Annually, prior to the November meeting of the Board of Directors, the Compensation Committee recommends annual incentive compensation to be paid to our executive officers in cash and/or NTIC common stock. The Board of Directors then considers and, if it deems appropriate, approves the amount and manner of payment of the annual incentive compensation. No bonuses were paid for fiscal 2009

performance. The bonuses earned for fiscal 2008 were paid in cash and in shares of NTIC common stock as determined by the Board of Directors, upon recommendation of the Compensation Committee. The amount reflected in the column entitled "Bonus" reflects the cash amount of bonus received by each of the officers. The following officers also received the following number of shares of NTIC common stock as part of their fiscal 2008 bonus: Mr. Lynch (1,000 shares); Dr. Kubik (4,010 shares); and Mr. Wolsfeld (4,144 shares). The number of shares was determined by dividing one-half of the amounts of the total stock bonus to be awarded to the individual by the closing sale price of a share of NTIC common stock, as reported on the NASDAQ Global Market, on the date the Board of Directors determined the amount of the bonus. We refer you to the information under the heading "—Executive Compensation Program—Annual Incentive Compensation" for a discussion of the factors taken into consideration by the Board of Directors in determining the amount of bonus paid to each named executive officer.

(2) As described above in note (1), the following named executive officers received the following number of shares of NTIC common stock in connection with their annual bonuses for fiscal 2008: Mr. Lynch (1,000 shares); Dr. Kubik (4,010 shares); and Mr. Wolsfeld (4,144 shares). The amount reflected in the column entitled "Stock Awards" for each officer reflects the dollar amount recognized for each officer for financial statement reporting purposes with respect to the fiscal year ended August 31, 2008 for that portion of annual bonus paid in shares of NTIC common stock.

(3) Reflects the dollar amount recognized as stock-based compensation expense for option awards for each named executive officer for financial statement reporting purposes with respect to the fiscal years ended August 31, 2009 and 2008, respectively, not including an estimate of forfeitures related to service-based vesting conditions. The following table provides additional information regarding the dollar amount recognized as stock-based compensation expense for option awards during the fiscal year ended August 31, 2009, without taking into account forfeiture rates, and the specific assumptions used in the valuation for each option award held by each named executive officer reflected in the table:

Name	Grant Dates	Number of Securities Underlying Options Granted (#)	Amount Recognized in Financial Statements in Fiscal 2009 ($)	Risk Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
G. Patrick Lynch..............	11/16/07	3,540	$ 4,118	3.67%	5 years	42.0%	2%
Donald A. Kubik, Ph.D.	—	—	—	—	—	—	—
Matthew C. Wolsfeld........	11/16/07	12,950	15,065	3.67%	5 years	42.0%	2%

(4) The amounts shown in the column entitled "All Other Compensation" for fiscal 2009 include the following with respect to each named executive officer:

Name	401(k) Match	Personal Use of Auto	Consulting Fees
G. Patrick Lynch........................	$ 3,227	$ 3,411	$ 0
Donald A. Kubik, Ph.D.	3,980	2,568	21,750
Matthew C. Wolsfeld.................	4,411	856	0

(5) Dr. Kubik retired as Chief Technology Officer effective May 31, 2009. In May 2009, we entered into an agreement with DAK Engineering, LLC, to perform certain services to us, specifically services in the area of chemistry, technology development, supplier technical issues, production issues, product performance characterization, and other forms of commercializing intellectual property rights. In consideration for such services, we have agreed to pay DAK Engineering, LLC a monthly fee of $7,250. During fiscal 2009, we paid DAK Engineering, LLC an aggregate of $21,750 in consulting fees.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding unexercised stock options for each of our named executive officers that remained outstanding at August 31, 2009. We did not have any unvested stock awards outstanding at August 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END—FISCAL 2009

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
G. Patrick Lynch	1,180	2,360[1]	$ 9.95	11/16/2012
	8,000	0	5.38	11/04/2010
Donald A. Kubik, Ph.D.	8,000	0	5.38	11/04/2010
Matthew C. Wolsfeld	4,317	8,633[1]	9.95	11/16/2012
	8,000	0	5.38	11/04/2010

(1) These options were granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan. These options vest over a three-year period, with one-third of the underlying shares vesting on each of November 16, 2008, 2009 and 2010 so long as the individual remains an employee of NTIC as of such date. These options expire on November 16, 2012 or earlier if the individual leaves the employ of NTIC. Upon the occurrence of a change in control, the unvested and unexercisable options described in this table will be accelerated and become fully vested and immediately exercisable as of the date of the change in control. For more information, we refer you to the discussion below under the heading "—Stock Incentive Plans."

Stock Incentive Plans

We have two stock incentive plans under which stock options are currently outstanding – the Northern Technologies International Corporation 2007 Stock Incentive Plan and the Northern Technologies International Corporation 2000 Stock Incentive Plan. Upon the approval of the 2007 plan by our stockholders in January 2007, we terminated the 2000 plan with respect to any future grants and thus any future grants of stock options or other stock incentive awards will be made under the 2007 plan.

Under the terms of the 2007 plan, our named executive officers, in addition to other employees and individuals, are eligible to receive equity compensation awards, such as stock options, stock appreciation rights, restricted stock awards, stock bonuses and performance awards. To date, only incentive and non-statutory stock options and stock bonuses have been granted under the plan. The plan contains both an overall limit on the number of shares of our common stock that may be issued, as well as individual and other grant limits.

Incentive stock options must be granted with a per share exercise price equal to at least the fair market value of a share of our common stock on the date of grant. For purposes of the plan, the fair market value of our common stock is the mean between the reported high and low sale price of our common stock, as reported by the NASDAQ Global Market. We generally set the per share exercise price of all stock options granted under the plan at an amount equal to the fair market value of a share of our common stock on the date of grant.

Except in connection with certain specified changes in our corporate structure or shares, the Board of Directors or Compensation Committee may not, without prior approval of our stockholders, seek to effect any re-pricing of any previously granted, "underwater" option by amending or modifying the terms of the underwater option to lower the exercise price, cancelling the underwater option and granting replacement options having a lower exercise price, or other incentive award in exchange, or repurchasing the underwater options and granting new incentive awards under the plan. For purposes of the plan, an option is deemed to be "underwater" at any time when the fair market value of our common stock is less than the exercise price.

Options will become exercisable at such times and in such installments as may be determined by the Board of Directors, provided that options may not be exercisable after 10 years from their date of grant. We generally provide for the vesting of stock options in equal annual installments over a three-year period commencing on the one-year anniversary of the date of grant and for option terms of five years.

Optionees may pay the exercise price of stock options in cash, except that the Compensation Committee may allow payment to be made (in whole or in part) by (1) using a broker-assisted cashless exercise procedure pursuant to which the optionee, upon exercise of an option, irrevocably instructs a broker or dealer to sell a sufficient number of shares of our common stock or loan a sufficient amount of money to pay all or a portion of the exercise price of the option and/or any related withholding tax obligations and remit such sums to us and directs us to deliver stock certificates to be issued upon such exercise directly to such broker or dealer; or (2) using a cashless exercise procedure pursuant to which the optionee surrenders to us shares of our common stock either underlying the option or that are otherwise held by the optionee.

Under the terms of the plan, unless otherwise provided in a separate agreement, if a named executive officer's employment or service with our company terminates for any reason, the unvested portion of the option will immediately terminate and the executive's right to exercise the then vested portion of the option will:

- immediately terminate if the executive's employment or service relationship with our company terminated for "cause";
- continue for a period of 12 months if the executive's employment or service relationship with our company terminates as a result of the executive's death, disability or retirement; or
- continue for a period of three months if the executive's employment or service relationship with our company terminates for any reason, other than for cause or upon death, disability or retirement.

As set forth in the plan, the term "cause" is as defined in any employment or other agreement or policy applicable to the named executive officer or, if no such agreement or policy exists, means (i) dishonesty, fraud, misrepresentation, embezzlement or other act of dishonesty with respect to us or any subsidiary, (ii) any unlawful or criminal activity of a serious nature, (iii) any intentional and deliberate breach of a duty or duties that, individually or in the aggregate, are material in relation to the overall duties, or (iv) any material breach of any employment, service, confidentiality or non-compete agreement entered into with us or any subsidiary.

As described in more detail under the heading "—Post-Termination Severance and Change in Control Arrangements" if there is a change in control of our company, then, under the terms of agreements evidencing options granted to our named executive officers and other employees under the plan, all outstanding options will become immediately exercisable in full and will remain exercisable for the remainder of their terms, regardless of whether the executive to whom such options have been granted remains in the employ or service of us or any of our subsidiaries.

The terms of our 2000 plan are substantially similar to the terms of our 2007 plan.

Post-Termination Severance and Change in Control Arrangements

All of our named executive officers are employed "at will" and are not entitled to any severance or other payments under an agreement upon their termination of employment with us, whether such termination is by us without cause or otherwise. In addition, except with respect to their outstanding stock options which are subject to the terms and conditions of the plans under which they were granted, none of our named executive officers have any change in control agreements with us that entitle them to any payments or benefits upon a change in control of our company.

Under the terms of our stock incentive plans, options granted under these plans will become fully exercisable upon a "change in control" of our company. For purposes of these plans, a "change in control" means:

- the sale, lease, exchange or other transfer of all or substantially all of our assets to a corporation that is not controlled by us;
- the approval by our stockholders of any plan or proposal for our liquidation or dissolution;
- certain merger or business combination transactions;
- more than 40 percent of our outstanding voting shares are acquired by any person or group of persons who did not own any shares of common stock on the effective date of the plan; and
- certain changes in the composition of our Board of Directors.

If a change in control of NTIC had occurred on August 31, 2009, the number of options indicated in the table below held by each of our named executive officers would have been automatically accelerated and exercisable. The estimated value of the automatic acceleration of the vesting of unvested stock options held by a named executive officer as of August 31, 2009 is also indicated in the table below and is based on the difference between: (i) the market price of the shares of our common stock underlying the unvested stock options held by such officer as of August 31, 2009 (based on the closing sale price of our common stock on August 28, 2009 — \$8.55), and (ii) the exercise price of the options. The estimated value of the automatic acceleration of the vesting of unvested stock options is zero since the unvested options were out-of-the-money as of August 31, 2009.

Executive Officer	Number of Unvested Options Subject to Automatic Acceleration	Estimated Value of Automatic Acceleration of Vesting
G. Patrick Lynch	2,360	$ 0.00
Donald A. Kubik, Ph.D.	0	—
Matthew C. Wolsfeld	8,633	0.00

Indemnification Agreements

We have entered into agreements with all of our executive officers under which we are required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he is or was one of our executive officers. We will be obligated to pay these amounts only if the executive officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the executive officer had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

RELATED PERSON RELATIONSHIPS AND TRANSACTIONS

Agreement with Entity Affiliated with Former Chairman of the Board and Chief Executive Officer

We were a party to a consulting agreement with Emeritushnic Facilities Company, Inc. (referred to as "EFC"), an entity owned by our former Chairman of the Board and Chief Executive Officer, Philip M. Lynch, and certain of his family members, excluding G. Patrick Lynch, our current President and Chief Executive Officer, pursuant to which EFC performed certain consulting services to us, including maintaining communications and relations between us and our joint venture partners. This agreement terminated by its terms within 90 days of Mr. Philip M. Lynch's death. In consideration for such services, we paid EFC a monthly fee of $25,000 and reimbursed EFC up to a maximum of $180,000 per year for documented, out-of-pocket expenses reasonably incurred by EFC in the course of conducting business on our behalf. During fiscal 2009, we paid EFC consulting fees totaling $100,000 and reimbursed EFC for out-of-pocket expenses of an aggregate of $74,086. The consulting agreement also contained other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

Director and Executive Officer Compensation

Please see "Director Compensation" and "Executive Compensation" for information regarding a consulting arrangements we have with three of our directors and the other compensation arrangements with our directors and executive officers during fiscal 2009.

PROPOSAL TWO — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected Baker Tilly Virchow Krause, LLP (formerly Virchow Krause & Company LLP) to serve as our independent registered public accounting firm for the fiscal year ending August 31, 2010. Although it is not required to do so, the Board of Directors is asking our stockholders to ratify the Audit Committee's selection of Baker Tilly Virchow Krause, LLP. If our stockholders do not ratify the selection of Baker Tilly Virchow Krause, LLP, another independent registered public accounting firm will be considered by the Audit Committee of the Board of Directors. Even if the selection is ratified by our stockholders, the Audit Committee may in its discretion change the appointment at any time during the year, if it determines that such a change would be in the best interests of our company and its stockholders.

Representatives of Baker Tilly Virchow Krause, LLP will be present at the Annual Meeting to respond to appropriate questions. They will also have the opportunity to make a statement if they wish to do so.

Audit, Audit-Related, Tax and Other Fees

The following table presents the aggregate fees billed to us by Baker Tilly Virchow Krause, LLP, our independent registered public accounting firm, for the fiscal years ended August 31, 2009 and August 31, 2008.

	Aggregate Amount Billed by Baker Tilly Virchow Krause, LLP ($)	
	Fiscal 2009	**Fiscal 2008**
Audit Fees[1]	$ 129,000	$ 147,200
Audit-Related Fees[2]	48,230	82,179
Tax Fees	0	0
All Other Fees	0	0

(1) These fees consisted of the audit of our annual financial statements by year, review of financial statements included in our quarterly reports on Form 10-Q and other services normally provided in connection with statutory and regulatory filings or engagements.

(2) These fees consisted of reviews of quarterly financials, reviews of registration statements and the issuance of consents. The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Baker Tilly Virchow Krause, LLP and has determined that it is.

Audit Committee Pre-Approval Policies and Procedures

Rules adopted by the Securities and Exchange Commission in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services provided by a company's independent registered public accounting firm. All services rendered by Baker Tilly Virchow Krause, LLP to NTIC were permissible under applicable laws and regulations and all services provided to NTIC, other than de minimis non-audit services allowed under applicable law, were approved in advance by the Audit Committee in accordance with these rules. The Audit Committee has not adopted any formal pre-approval policies and procedures.

Board of Directors Recommendation

The Board of Directors unanimously recommends that our stockholders vote **FOR** ratification of the selection of Baker Tilly Virchow Krause, LLP, as our independent registered public accounting firm for the fiscal year ending August 31, 2010. If you send in your proxy card or use Internet or telephone voting, but do not specify how you want to vote your shares, the proxies will vote your shares **FOR** ratification of the selection of Baker Tilly Virchow Krause, LLP as our independent registered public accounting firm for the fiscal year ending August 31, 2010.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and all persons who beneficially own more than 10 percent of the outstanding shares of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10 percent beneficial owners are also required to furnish NTIC with copies of all Section 16(a) forms they file. To our knowledge, based upon a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended August 31, 2009, none of our directors or executive officers or beneficial owners of greater than 10 percent of our common stock failed to file on a timely basis the forms required by Section 16 of the Exchange Act, except that Soo-Keong Koh and Tilman B. Frank, M.D., current directors of NTIC, each filed a late Form 4 reporting an option grant and Inter Alia Holding Company and Julianne Lynch filed a late Form 3 reporting their 10 percent ownership of NTIC common stock and a late Form 4 reporting certain open market sales.

Stockholder Proposals for 2011 Annual Meeting

Stockholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in the proxy materials relating to the 2011 Annual Meeting of Stockholders must submit their proposals so that they are received by us at our principal executive offices no later than the close of business on August 13, 2010, unless the date of the meeting is delayed by more than 30 calendar days. The proposals must satisfy the requirements of the proxy rules promulgated by the Securities and Exchange Commission and as the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included.

Any other stockholder proposals to be presented at the 2011 Annual Meeting of Stockholders (other than a matter brought pursuant to SEC Rule 14a-8) must be given in writing to our Corporate Secretary and must be delivered to or mailed and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the 2010 Annual Meeting of Stockholders; provided, however, that in the event that the 2011 Annual Meeting of Stockholders is not held within 30 days before or after such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. The proposal must contain specific information required by our Bylaws, a copy of which may be obtained by writing to our Corporate Secretary. If a proposal is not timely and properly made in accordance with the procedures set forth in our Bylaws, it will be defective and may not be brought before the meeting. If the proposal is nonetheless brought before the meeting and the Chairman of the meeting does not exercise the power and duty to declare the proposal defective, the persons named in the proxy may use their discretionary voting with respect to the proposal.

Director Nominations for 2011 Annual Meeting

In accordance with procedures set forth in our Bylaws, NTIC stockholders may propose nominees for election to the Board of Directors only after providing timely written notice to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be delivered to or mailed and received at NTIC's principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting with respect to which such notice is to be tendered is not held within 30 days before or after such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or public disclosure was made, whichever first occurs. The notice must set forth, among other things:

- the nominee's name, age, business address, residence address and record address;
- the nominee's principal occupation or employment;
- the class and number of shares of NTIC capital stock which are beneficially owned by the nominee;
- signed consent to serve as a director of NTIC; and
- any other information concerning the nominee required under the rules of the Securities and Exchange Commission in a proxy statement soliciting proxies for the election of directors.

Submissions must be made by mail, courier or personal delivery. E-mailed submissions will not be considered. The Nominating and Corporate Governance Committee will consider only those stockholder recommendations whose submissions comply with the procedural requirements set forth in NTIC's Bylaws. The Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as those recommended by others.

Other Business

Our management does not intend to present other items of business and knows of no items of business that are likely to be brought before the Annual Meeting, except those described in this proxy statement. However, if any other matters should properly come before the Annual Meeting, the persons named in the enclosed proxy will have discretionary authority to vote such proxy in accordance with their best judgment on the matters.

Copies of Fiscal 2009 Annual Report

We have sent or made electronically available to each of our stockholders a copy of our annual report on Form 10-K (without exhibits) for the fiscal year ended August 31, 2009. The exhibits to our Form 10-K are available by accessing the SEC's EDGAR filing database at www.sec.gov. We will furnish a copy of any exhibit to our Form 10-K upon receipt from any such person of a written request for such exhibits upon the payment of our reasonable expenses in furnishing the exhibits. This request should be sent to: Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, Attention: Stockholder Information.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or NTIC's Annual Report to Stockholders may have been sent to multiple stockholders in each household. NTIC will promptly deliver a separate copy of either document to any stockholder upon written or oral request to NTIC's Stockholder Information Department, Northern Technologies International Corporation, 4201 Woodland Road, Circle Pines, Minnesota 55014, telephone: (763) 225-6637. Any stockholder who wants to receive separate copies of this proxy statement or NTIC's Annual Report to Stockholders in the future, or any stockholder who is receiving multiple copies and would like to receive only one copy per household, should contact the stockholder's bank, broker, or other nominee record holder, or the stockholder may contact NTIC at the above address and phone number.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, vote your shares of NTIC common stock by the Internet or telephone, or request a paper proxy card to sign, date and return by mail so that your shares may be voted.

By Order of the Board of Directors



Pierre Chenu
Chairman of the Board

December 11, 2009
Circle Pines, Minnesota

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________.

Commission file number 001-11038

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**41-0857886**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4201 Woodland Road **P.O. Box 69** **Circle Pines, Minnesota**	**55014**
(Address of principal executive offices)	(Zip Code)

(763) 225-6600

(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.02 per share	**The NASDAQ Stock Market LLC (NASDAQ Global Market)**

Securities registered under Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the registrant's common stock, excluding shares beneficially owned by affiliates, computed by reference to the closing sales price at which the common stock was last sold as of February 28, 2009 (the last business day of the registrant's second fiscal quarter) as reported by the NASDAQ Global Market on that date was $19,493,931.

As of November 20, 2009, 4,240,679 shares of common stock of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference information (to the extent specific sections are referred to herein) from the registrant's Proxy Statement for its 2010 Annual Meeting of Stockholders to be held January 28, 2010.

Transitional Small Business Disclosure Format (check one): YES ☐ NO ☒

TABLE OF CONTENTS

PART I

This annual report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. For more information, see "Item 1. Business – Forward-Looking Statements."

As used in this report, references to "NTIC," the "Company," "we," "our" or "us," unless the context otherwise requires, refer to Northern Technologies International Corporation and its wholly owned subsidiaries, NTI Facilities, Inc., Northern Technologies Holding Company, LLC and React-NTI, LLC, all of which are consolidated on NTIC's financial statements.

All trademarks, trade names or service marks referred to in this report are the property of their respective owners.

Item 1. BUSINESS

Overview

NTIC develops and markets proprietary environmentally beneficial products and technical services either directly or via a network of joint ventures and independent distributors in over 50 countries. NTIC's primary business is corrosion prevention. In addition to this core business, NTIC has three new businesses that have started recently to generate revenue: (1) corrosion prevention technology specifically designed for the oil and gas industry, which NTIC sells both directly and through joint ventures; (2) a product line of compounds and finished products based on a portfolio of proprietary bio-plastic technologies marketed under the Natur-Tec® brand, which NTIC sells directly and through distributors and independent manufacturer's sales representatives; and (3) technology and equipment that converts plastic waste into diesel, gasoline and heavy fractions, which is exclusively licensed and sold through NTIC's joint venture Polymer Energy, LLC in North America and Asia.

NTIC has been selling its proprietary ZERUST® and EXCOR® rust and corrosion inhibiting products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets, for over 30 years. NTIC also offers worldwide on-site technical consulting for rust and corrosion prevention issues. In North America, NTIC markets its technical services and ZERUST® products principally to industrial users by a direct sales force and a network of independent distributors. NTIC's technical service consultants work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements. In fiscal 2009, over 93.4% of NTIC's consolidated net sales from its North America operations were derived from the sales of ZERUST® and EXCOR® rust and corrosion inhibiting packaging products and services.

NTIC has developed proprietary corrosion inhibiting technologies for use in the mitigation of corrosion in capital assets used in the petroleum and process chemical industry and is initially targeting the sale of these new ZERUST® products to the oil and gas industry sector. During fiscal 2009, NTIC announced the signing of a multi-year contract between NTIC's Brazilian joint venture (Zerust Prevencao de Corrosao S.A.) and Petroleo Brasileiro S.A. (Petrobras) to install and service proprietary corrosion protection technologies on the roofs of an initial set of aboveground oil storage tanks at the Petrobras REDUC refinery in Rio de Janeiro, Brazil. Also during fiscal 2009, NTIC signed multiple joint research and development contracts with Petrobras's research and development group at the Leopoldo Américo Miguez de Mello Research & Development Center (CENPES) pursuant to which the parties will undertake a 20-month Petrobras funded effort to explore, understand and resolve bottom plate corrosion issues in aboveground storage tanks. A second 12-month Petrobras sponsored project also has started aimed at field trials of certain pipeline protection technologies. These initiatives are designed to help mitigate corrosion for critical oil and gas industry infrastructure, such as storage tanks and pipelines. NTIC also is pursuing opportunities to market its ZERUST® corrosion prevention technology to other potential customers in the oil and gas industry across several countries through NTIC's joint venture partners and other strategic partners. NTIC believes the sale of its ZERUST® products to customers in the oil and gas industry will involve a long sales cycle, likely including a one- to two-year trial period with each customer and a slow integration process thereafter.

In addition to ZERUST® products and services, NTIC develops and markets a portfolio of bio-based and/or biodegradable (compostable) polymer resin compounds and finished products under the Natur-Tec® brand. These products are intended to reduce NTIC's customers' carbon footprint and provide environmentally sound disposal options. NTIC's consolidated net sales from its North American operations for fiscal 2009 included $538,542 in sales of NTIC's Natur-Tec® products. Natur-Tec® bio-based and biodegradable plastics are manufactured using NTIC's patented and/or proprietary technologies and are intended to replace a portion of the conventional petroleum-based plastics. The Natur-Tec® bioplastics portfolio includes flexible film, foam, rigid injection molded materials and engineered plastics. Natur-Tec® biodegradable and compostable finished products include shopping and grocery bags, lawn and leaf bags, can liners, pet waste collection bags, cutlery, packaging foam and coated paper products and are engineered to be fully biodegradable in a composting environment.

NTIC's Polymer Energy LLC joint venture markets and sells a system that uses catalytic pyrolysis to convert plastic waste (primarily polyolefins) into hydrocarbons (primarily a mix of diesels, gasoline and heavy fractions) resulting in an economically viable and environmentally responsible alternative to current methods of recycling and disposal of plastic waste. Each unit can process up to ten tons of plastic waste per day, and the modular design allows for scalable capacity. The Polymer Energy™ process can handle plastic that is contaminated with other types of waste such as metals, glass, dirt and water and the system can tolerate up to 25% of other waste in the input waste stream. The output crude oil mix is high-grade and can be further processed in a refinery or used as an input for co-generation of electricity.

Corporate Joint Ventures and Holding Companies

NTIC participates, either directly or indirectly through holding companies, in 27 active corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures manufactures and markets finished products in the geographic territory that it is assigned. NTIC's joint venture partners are knowledgeable in the applicable environmental, labor, tax and other requisite regulations and laws of the respective foreign countries in which they operate, as well as the local customs and business practices. While most of NTIC's joint ventures currently sell rust and corrosion inhibiting products and custom packaging systems, NTIC also has joint ventures that manufacture and market machinery that converts plastic waste into crude oil and electronic sensing instruments. NTIC categorizes its joint ventures into two principal areas: industrial chemical and non-industrial chemical.

NTIC's industrial chemical corporate joint ventures currently primarily focus on the manufacturing, marketing and distribution of ZERUST® industrial corrosion inhibiting packaging products. Both NTIC and NTIC's corporate joint venture in Germany, Excor Korrosionsschutz – Technologien und Produkte GmbH ("Excor"), through Excor's wholly owned subsidiary Excor Korrosionsforschung GmbH, manufacture and supply the industrial chemical corporate joint ventures with the essential additives ("Masterbatch") required to make ZERUST® industrial corrosion inhibiting packaging products functional.

NTIC has a 50% ownership interest in NTI ASEAN, LLC for its corporate joint venture investments in the Association of Southeast Asian Nations, or ASEAN, region. Taiyo Petroleum Gas Co. Ltd., NTIC's existing joint venture partner in Japan, owns the remaining 50% ownership interest in NTI ASEAN, LLC.

NTIC has a 50% ownership interest in Northern Instruments Corporation LLC for its corporate joint venture investment in Mütec GmbH in Germany. Taiyo Petroleum Gas Co. Ltd., NTIC's existing joint venture partner in Japan, owns the remaining 50% ownership interest in Northern Instruments Corporation LLC. Northern Instruments Corporation LLC then owns 80% of Mütec GmbH. Mütec GmbH manufactures proprietary electronic sensing instruments, which it sells through distributors as well as certain corporate joint ventures. Mütec GmbH is NTIC's only non-industrial chemical joint venture.

The following table sets forth a list of NTIC's operating corporate joint ventures as of November 20, 2009, indicating which joint ventures are industrial chemical or non-industrial chemical, the country in which the joint venture is organized and NTIC's ownership percentage in each joint venture:

Joint Venture Name	Country	NTIC Percent (%) Ownership
INDUSTRIAL CHEMICAL CORPORATE JOINT VENTURES		
TAIYONIC LTD.	Japan	50%
ACOBAL SAS	France	50%
ZERUST-NIC (TAIWAN) CORP.	Taiwan*	25%
EXCOR GmbH	Germany	50%
ZERUST SINGAPORE PTE. LTD	Singapore*	50%
ZERUST AB	Sweden	50%
ZERUST PREVENÇÃO DE CORROSÃO SA.	Brazil	50%
MOSTNIC	Russia	50%
KOREA ZERUST CO., LTD.	South Korea	25%
ZERUST OY	Finland	50%
ZERUST (U.K.) LTD.	United Kingdom	50%
EXCOR-ZERUST S.R.O.	Czech Republic	50%
EXCOR SP. Z.O.O.	Poland	50%
SPECIALTY – NTIA CO. LTD.	Thailand*	25%
TIANJIN ZERUST CO.	China*	25%
HARITA-NTI	India	50%
CHONG WAH-NTIA SDN. BHD.	Malaysia*	25%
NTIA ZERUST PHILIPPINES, INC.	Philippines*	50%
FIBRO NTI JOINT STOCK CO.	Turkey	50%
ZERUST CONSUMER PRODUCTS, LLC	United States	50%
POLYMER ENERGY LLC***	United States	62.5%
ZERUST – DNEPR	Ukraine	50%
SINGLE POINT ENERGY & ENVIRONMENT CO. LTD.	Thailand	50%
NTI-DILMUN MIDDLE EAST FZCO.	UAE	50%
PT. CHEMINDO – NTIA	Indonesia*	25%
LENPROMTECHNOLOGIES, LLC	Russia	50%
NON-INDUSTRIAL CHEMICAL CORPORATE JOINT VENTURES		
MUTEC GMBH	Germany**	40%

* Indirect ownership interest through NTI ASEAN, LLC

** Indirect ownership through Northern Instruments Corporation LLC

*** Polymer Energy LLC had immaterial activity in fiscal 2009 and is not fully consolidated on NTIC's consolidated financial statements.

Total net sales of all of NTIC's joint ventures decreased 38.9% to $61,895,133 during fiscal 2009 compared to $101,279,532 during fiscal 2008 and increased 25.7% during fiscal 2008 compared to fiscal 2007. The profits of NTIC's corporate joint ventures are shared by the respective corporate joint venture owners in accordance with their respective ownership percentages. In addition, NTIC's receipt of funds as a result of sales by its joint ventures is dependent upon NTIC's receipt of dividend distributions from the joint ventures and NTIC's receipt of fees for technical and other support services that NTIC provides to its joint ventures based on the revenues of the joint ventures. NTIC typically owns only 50% or less of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends and how much in dividends in any given year. NTIC's equity in income from its corporate joint ventures and holding companies decreased 90.3% to $367,238 in fiscal 2009 compared to $3,792,197 in fiscal 2008. NTIC also recognized decreased fee income for such technical and support services of $3,378,193 in fiscal 2009 compared to $5,956,403 in fiscal 2008. NTIC incurs direct expenses related to its corporate joint ventures and holding companies. Such expenses include consulting, travel, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications. NTIC incurred $4,451,821 in direct joint venture expenses in fiscal 2009 as compared to $5,406,766 in fiscal 2008. NTIC's loss from its corporate joint ventures and holding companies was $(706,390) in fiscal 2009 compared to a gain of $4,514,601 in fiscal 2008.

While NTIC is not aware of any specific potential risk beyond its initial investment in and any undistributed earnings of each of its corporate joint ventures, there can be no assurance that NTIC will not be subject to lawsuits based on product liability claims or other claims arising out of the activities of its joint ventures. To mitigate the ramifications of such an occurrence, NTIC maintains liability insurance specifically applicable to its ownership positions in its joint venture arrangements in excess of any insurance the joint ventures may maintain.

Products

NTIC currently derives revenues directly and/or indirectly through its joint ventures from the following product lines:

Corrosion Prevention. Over 93.4% of NTIC's consolidated net sales from its North American operations for fiscal 2009 were derived from developing, manufacturing and marketing ZERUST® rust and corrosion inhibiting packaging products and services. Corrosion not only damages the appearance of metal products and components but also negatively impacts their mechanical performance. This applies to the rusting of ferrous metals (iron and steel) and the deterioration by oxidation of nonferrous metals (aluminum, copper, brass, etc.).

NTIC's ZERUST® packaging products contain proprietary nontoxic chemical systems (primarily using food additives) that passivate metal surfaces and thereby inhibit rust and corrosion. The corrosion-inhibiting protection is maintained as long as the metal products to be protected remain enclosed within the ZERUST® packaging. Electron scanning further shows that once the contents are removed from the ZERUST® package, the ZERUST® protection dissipates from the contents' surfaces within two hours, leaving a clean, dry and corrosion-free metal component. This mechanism of corrosion protection enables NTIC's customers to easily package metal objects for rust-free shipment or long-term storage. Furthermore, by eliminating costly greasing and degreasing processes and/or significantly reducing the use of oils to inhibit corrosion, NTIC's ZERUST® technology provides its customers significant savings in labor, material and capital expenditures for equipment to apply, remove and dispose of oil and grease, as well as the attendant environmental problems, as compared to traditional methods of corrosion prevention.

NTIC developed the first means of combining corrosion inhibiting chemical systems with polyethylene and polypropylene resins. Combining ZERUST® chemical systems with polyethylene and polypropylene resins permitted NTIC to introduce to industry a line of packaging products in the form of low and high density polyethylene bags and shroud film, stretch, shrink, skin and bubble cushioning film, woven scrim, foam sheeting, profile and corrugated board, thermoformed dunnage trays and bins, injection and blow molded products and flat netting, thereby giving packaging engineers an opportunity to ship and store ferrous, nonferrous and mixed multi-metal products in a clean, dry and corrosion-free condition, with an attendant overall savings in total packaging cost.

NTIC's corrosion prevention products also include a line of several diffusers, such as ZERUST ICT® Vapor Capsules, ZERUST ICT® Plastabs® and ZERUST ICT® Cor-Tabs®, which protect metal surfaces within the distance of a certain specified "radius of protection." This industrial product line has since been expanded to also include items such as ZERUST® gun cases and car covers targeted at retail consumers. NTIC also has developed proprietary corrosion inhibitors for use in the mitigation of corrosion in capital assets used in the petrochemical and related industries.

NTIC also has developed additives in liquid form to imbue corrugated cardboard, solid fiber and chipboard packaging materials with corrosion protection properties. Additionally, NTIC provides a line of metal surface treatment liquids, which are oil, water and bio-solvent based, marketed under the Axxatec™ and Axxanol™ brand names.

As an on-going effort to help NTIC's customers improve and control their processes in terms of corrosion management, NTIC markets and offers unique corrosion management and consulting services to target customers. This ZERUST® corrosion inhibitor system (known as Z-CIS®) utilizes NTIC's global experience in successful corrosion management control. Services and consulting are billed according to work done on the customer's behalf to improve the customer's internal and external corrosion control systems. Several major automotive companies and their automotive parts suppliers have used NTIC's Z-CIS® system.

Corrosion Prevention for the Oil and Gas Industry. NTIC has developed proprietary corrosion inhibiting technologies for use in the mitigation of corrosion in capital assets used in the petroleum and process chemical industry and is initially targeting the sale of these new ZERUST® products to the oil and gas industry sector. In January 2009, NTIC announced the signing of a multi-year contract between its Brazilian joint venture (Zerust Prevencao de Corrosao S.A.) and Petroleo Brasileiro S.A. (Petrobras) to install and service proprietary corrosion protection technologies on the roofs of an initial set of aboveground oil storage tanks at the Petrobras REDUC refinery in Rio de Janeiro, Brazil. At the end of March 2009, NTIC announced that it had signed multiple joint research and development contracts with Petrobras's research and development group at the Leopoldo Américo Miguez de Mello Research & Development Center (CENPES) pursuant to which the parties will undertake a 20-month Petrobras funded effort to explore, understand and resolve bottom plate corrosion issues in aboveground storage tanks. A second 12-month Petrobras sponsored project also has started aimed at field trials of certain pipeline protection technologies. These initiatives are designed to help mitigate corrosion for critical oil and gas industry infrastructure. The projects are directly between NTIC and Petrobras and will be supported primarily by NTIC's research and development facilities in Beachwood, Ohio. Any new intellectual property generated will be jointly owned by NTIC and Petrobras with NTIC having access to commercialization rights.

In addition, NTIC is pursuing opportunities to market its technology to other targeted potential customers in the oil and gas industry across several countries through NTIC's joint venture partners and other strategic partners. NTIC believes that its ZERUST® oil and gas solutions will minimize maintenance downtime on critical oil and gas industry infrastructure, will extend the life of such infrastructure and will reduce the risk of environmental pollution due to corrosion leaks. NTIC believes, however, the sale of its ZERUST® products to customers in the oil and gas industry will involve a long sales cycle, likely including a one- to two-year trial period with each customer and a slow integration process thereafter.

Bio-Plastics. NTIC manufactures and sells a range of bio-based and biodegradable (compostable) polymer resin compounds and products under the Natur-Tec® brand. NTIC's consolidated net sales from its North American operations for fiscal 2009 included $538,542 in sales of Natur-Tec® products. In recent years, a combination of market drivers such as volatile petroleum prices, a desire to reduce dependence on foreign oil, increased environmental and sustainability awareness at the corporate and consumer level, improved technical properties and product functionality and favorable regulations banning the use of traditional, petroleum-based plastics, have led to increased interest in sustainable, renewable resource based and compostable alternatives to traditional plastics. The term "bio-plastics" encompasses a broad category of plastics that are either bio-based (i.e. derived from renewable resources such as corn or cellulosic/plant material or blends thereof) or are plastics that are engineered to be fully biodegradable/compostable.

Natur-Tec® biopolymer resins are produced using NTIC's proprietary and patent pending ReX Process. In this process, biodegradable polymers, natural polymers made from renewable resources, and organic and inorganic materials are reactively blended in the presence of proprietary compatibilizers and polymer modifiers to produce bio-based/biodegradable polymer resin formulations that exhibit unique and stable morphology. Natur-Tec® polymer resins are engineered for high performance, ease of processing and reduced cost compared to most other bioplastic materials, and can be processed by converters using conventional manufacturing processes and equipment. Natur-Tec® biopolymer resins are available in several grades tailored for a variety of applications such as blown-film extrusion, extrusion coating, injection molding and rigid, engineered plastics. Natur-Tec® biodegradable and compostable polymer resins and all products made thereof meet requirements of international standards for compostable plastics such as ASTM D6400 (U.S.) and EN 13432 (Europe), and are certified as 100% biodegradable and compostable by the Biodegradable Products Institute in the U.S. The finished products include totally biodegradable compost and trash bags, agricultural film and other single-use disposable products such as compostable cutlery, food and consumer goods packaging. In addition, NTIC offers a line of renewable resource based resin compounds for durable engineering plastics applications such as automotive and industrial plastics.

NTIC recently expanded its distribution network for its Natur-Tec® products by entering into agreements with 14 new distributors and independent manufacturer's sales representatives.

Conversion of Plastic Waste to Fuel. NTIC's Polymer Energy LLC joint venture markets and sells a system that uses catalytic pyrolysis to convert plastic waste (primarily polyolefins) into hydrocarbons (primarily a mix of diesels, gasoline and heavy fractions) resulting in an economically viable and environmentally responsible alternative to current methods of recycling and disposal of plastic waste. The Polymer Energy™ system is modular by design and is suited for distributed processing of plastic waste. Each unit can process up to ten tons of plastic waste per day, and the modular design allows for easily scalable capacity. The Polymer Energy™ process can handle plastic that is contaminated with other types of waste such as metals, glass, dirt and water. The system can tolerate up to 25% of other waste in the input waste stream. As a result, the plastic waste does not need to be pre-sorted, cleaned or dried prior to processing, which significantly reduces the overall cost of operation. The output crude oil mix is high-grade and can be further processed in a refinery or used as an input for co-generation of electricity.

NTIC, through Polymer Energy LLC, a joint venture in which NTIC has a 62.5% ownership interest has an exclusive license to market the technology in countries in Asia and North America.

Electronic Measuring Instruments. NTIC's Mütec GmbH joint venture develops, manufactures and sells proprietary electronics components including signal converters, Input-Output interfaces, bulk goods property measurement instruments, and process sensor technologies.

Manufacturing

NTIC's proprietary ZERUST® additives and products are produced according to NTIC's specifications by selected contractors and joint ventures under trade secrecy agreements and/or license agreements.

NTIC is ISO 9001 certified with respect to the manufacturing of its products and ISO 14000 certified with respect to environmental management standards. NTIC believes that the process of ISO 9001 certification serves as an excellent total quality management tool, enabling NTIC to ensure consistency in the performance of its products. NTIC believes that the process of ISO 14000 certification serves as an excellent tool for NTIC to continuously improve its environmental performance. In addition, because potential customers may prefer or require manufacturers to have achieved ISO certification, such ISO certifications may provide NTIC with certain competitive advantages.

Sales and Marketing

In the United States, NTIC markets its products principally to industrial users by a direct sales force and through a network of independent distributors and manufacturer's sales representatives. NTIC's technical service consultants work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements.

Internationally, NTIC has entered into several joint venture and similar arrangements with foreign partners (either directly or through a holding company). Pursuant to these arrangements, NTIC and/or Excor, NTIC's corporate joint venture in Germany, supply certain proprietary additives to NTIC's foreign joint venture entities, which, in turn, provide for the international manufacture and marketing of ZERUST® and other finished products. NTIC receives fees for providing technical support and marketing assistance to its joint ventures in accordance with the terms of the joint venture arrangements.

Competition

While NTIC is unaware of any third parties with which NTIC competes on a worldwide basis with respect to its corrosion prevention products, NTIC does compete with several third parties on a regional basis. NTIC evaluates competing products on an ongoing basis. Some of NTIC's competitors are established companies that may have financial, marketing and other resources substantially greater than those of NTIC. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than NTIC can. With respect to its corrosion prevention products, NTIC competes on the basis of price, product innovation, quality and reliability, product support and customer service and reputation. Most of NTIC's competitors have attempted to commoditize NTIC's corrosion prevention packaging products thereby pressuring NTIC to compete at least in part on the basis of price. Some of these companies may have achieved significant market acceptance of their competing products and brand recognition. NTIC, however, believes it has an advantage over most of its competitors as a result of NTIC's technical innovation and its value added service. NTIC attempts to provide its customers with the highest level of technical service and applications engineering in addition to the ZERUST® rust and corrosion inhibiting packaging.

With respect to NTIC's corrosion prevention technology for use in the oil and gas industry, NTIC is not currently aware of competitors with the same or similar technology.

With respect to NTIC's bio-plastics products, NTIC competes with several established companies that have been producing and selling similar products for a significantly longer time period, have significantly more sales and substantial financial and other resources than NTIC. In addition to performance, NTIC competes on the basis of price and therefore NTIC's margins on its bio-plastics products are smaller than its margins on its ZERUST® products. NTIC also competes on the basis of supply for the resins used to manufacture NTIC's bio-plastics products since there are a limited number of suppliers of such resins and limited capacity for their production.

With respect to NTIC's plastics to fuel oil conversion technology, although NTIC is not currently aware of a large number of competitors, such competitors could quickly develop and a few have recently emerged in Asia.

Research and Development

NTIC's research and development activities are directed at improving existing products, developing new products and improving quality assurance through improved testing of NTIC's products. NTIC's joint venture in Germany, Excor, has established a wholly owned subsidiary, Excor Korrosionsforschung GmbH, to conduct research into new fields of corrosion inhibiting packaging and the applications engineering of such products in conjunction with NTIC's domestic research and development operations. NTIC's internal research and development activities are conducted at its facilities located in Circle Pines, Minnesota; Beachwood, Ohio; Dresden, Germany; and Chennai, India under the direction of internationally known scientists and research institutes under exclusive contract to NTIC with respect to the subject of their respective research efforts. NTIC's research and development activities in Minnesota, Ohio, Germany and India, along with NTIC's research and development efforts conducted with the expert consulting support of Ramani Narayan, Ph.D., a current director of NTIC, frequently result in the development of intellectual property rights for NTIC. NTIC spent $3,024,205 in fiscal 2009 and $2,532,791 in fiscal 2008 in connection with its research and development activities. NTIC anticipates that it will spend between $3,000,000 and $3,500,000 in fiscal 2010 on research and development activities. These fees are accounted for in the "Expenses incurred in support of corporate joint ventures" section of NTIC's consolidated statements of operations.

NTIC was awarded two National Science Foundation (NSF) awards -- one in June 2009 as a Phase I Small Business Technology Transfer (STTR) grant for $150,000 on Advanced PLA Materials for biobased and biodegradable products. The second in September 2009 as a Phase I Small Business Innovation Research grant for an additional $150,000 on "Biobased coatings for corrosion protection." The NSF grants will help NTIC develop biobased technologies for new innovative applications in the ZERUST® and Natur-Tec® business areas. The research and technology development will be conducted in collaboration with Michigan State University. NTIC plans to use modified polylactic acid (PLA) chemistries and soybean oil based coatings formulations developed at MSU to expand its product portfolio with enhanced solutions for bioplastics packaging and corrosion management, respectively. NTIC intends to apply for Phase II grants for further development and commercialization of these technologies, which if granted could potentially bring in up to $1,000,000 in additional funding to NTIC.

Intellectual Property Rights

NTIC's success depends and will continue to depend in part upon its ability to maintain patent and trademark protection for its products and processes, to preserve its proprietary information and trade secrets and to operate without infringing the proprietary rights of third parties. NTIC's policy is to attempt to protect its technology by, among other things, filing patent applications and trademark applications and vigorously preserving the trade secrets covering its technology and other intellectual property rights.

In 1979, NTIC developed and patented the first polyolefin (plastic) based industrial corrosion inhibiting packing material in the world. The U.S. patent granted under this patent application became the most important intellectual property right in NTIC's history. This patent expired in 2000. NTIC has since filed for 12 letters of patents in the U.S. covering various corrosion inhibiting technologies, systems and applications. NTIC owns several patents in these areas. These patents as well as patent applications have been extended to the countries of strategic relevance to NTIC including, but not limited to, the Patent Cooperation Treaty. In addition, NTIC's joint venture in Germany, EXCOR GmbH, owns several patents in the area covering various corrosion inhibiting technologies and also applied for new patent applications for proprietary new corrosion inhibiting technologies. NTIC is also seeking additional patent protection covering various host materials into which its corrosion inhibiting additives and other protective features can be incorporated, proprietary new process technologies, and chemical formulations outside the area of corrosion protection. NTIC owns several patents outside the area of corrosion protection both in the U.S. and in countries of strategic relevance to NTIC including, but not limited to, the Patent Cooperation Treaty.

In addition to seeking patent protection, NTIC maintains an extensive portfolio of trademarks in all countries where NTIC has a joint venture presence. NTIC continuously pursues new trademark applications of strategic interest worldwide. NTIC owns the following U.S. registered trademarks: NTI®, NTI & Globe Design, ZERUST®, EXCOR®, ICT®, Z-CIS®, COR TAB®, PLASTABS®, MATCH-TECH®, COR/SCI®, NIC®, NATUR-TEC®, NATUR-TEC & Design®. NTIC also has a registered trademark on the use of the Color Yellow with respect to corrosion inhibiting packaging. In addition, NTIC has applied for the following new trademarks in the U.S.: Polymer Energy™, Polymer Energy Logo™. Furthermore, NTI®, ZERUST®, The ZERUST People®, EXCOR®, the Color Yellow®, NTI ASEAN®, COR/SCI®, Polymer Energy® and Polymer Energy Logo® as well as other marks have been registered in the European Union with several new applications pending.

NTIC requires its employees, consultants and advisors having access to its confidential information, including trade secrets, to execute confidentiality agreements upon commencement of their employment or consulting relationships with NTIC. These agreements generally provide that all confidential information NTIC develops or makes known to the individual during the course of the individual's employment or consulting relationship with NTIC must be kept confidential by the individual and not disclosed to any third parties. NTIC also requires all of its employees and consultants who perform research and development for NTIC to execute agreements that generally provide that all inventions developed by these individuals during their employment by or service arrangement with NTIC will fall under NTIC's proprietary intellectual property rights.

Backlog

NTIC had order backlog of $325,000 as of August 31, 2009 compared to $731,000 as of August 31, 2008. These are orders that are held by NTIC pending release instructions from the customers to be used in just-in-time production. Customers generally place orders on an "as needed" basis and expect delivery within a relatively short period of time.

Availability of Raw Materials

NTIC does not carry excess quantities of raw materials or purchased parts because of widespread availability for such materials and parts from various suppliers.

Employees

As of August 31, 2009, NTIC had 42 full-time employees located in the United States, consisting of 16 in sales and marketing, 13 in research and development and lab, seven in administration, five in production and one responsible for international coordination. There are no unions representing NTIC's employees and NTIC believes that its relations with employees are good.

Available Information

NTIC is a Delaware corporation that was originally organized as a Minnesota corporation in 1970. NTIC's principal executive office is located at 4201 Woodland Road, Circle Pines, Minnesota 55014 and its telephone number is (763) 225-6600. NTIC's website is located at www.ntic.com. The information on NTIC's website or any other website is not incorporated by reference into this report and is included as an inactive textual reference only.

NTIC makes available, free of charge and through its Internet web site, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to any such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after NTIC electronically files such material with, or furnishes it to, the Securities and Exchange Commission. NTIC also makes available, free of charge and through its Internet web site under the "Investor Relations — Corporate Governance" section, to any stockholder who requests, the charters of its board committees and its Code of Ethics, which applies to all of NTIC's directors, executive officers, including NTIC's Chief Executive Officer and Chief Financial Officer, and other employees. Requests for copies can be directed to NTIC's Corporate Secretary at (763) 225-6637.

Forward-Looking Statements

This report contains or incorporates by reference not only historical information, but also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by those sections. In addition, NTIC or others on its behalf may make forward-looking statements from time to time in oral presentations, including telephone conferences and/or web casts open to the public, in press releases or reports, on NTIC's Internet web sites or otherwise. All statements other than statements of historical facts included in this report that address activities, events or developments that NTIC expects, believes or anticipates will or may occur in the future are forward-looking statements including, in particular, the statements about NTIC's plans, objectives, strategies and prospects regarding, among other things, its financial condition, results of operations and business. NTIC has identified some of these forward-looking statements with words like "believe," "may," "could," "might," "forecast," "possible," "potential," "project," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate," "approximate" or "continue" and other words and terms of similar meaning. These forward-looking statements may be contained in the notes to NTIC's consolidated financial statements and elsewhere in this report, including under the heading "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

NTIC wishes to caution readers not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described under the heading "Item 1A. Risk Factors" below, as well as others that NTIC may consider immaterial or does not anticipate at this time. Although NTIC believes that the expectations reflected in its forward-looking statements are reasonable, NTIC does not know whether its expectations will prove correct.

NTIC's expectations reflected in its forward-looking statements can be affected by inaccurate assumptions NTIC might make or by known or unknown risks and uncertainties, including those described below under the heading "Item 1A. Risk Factors." The risks and uncertainties described under the heading "Item 1A. Risk Factors" below are not exclusive and further information concerning NTIC and its business, including factors that potentially could materially affect its financial results or condition, may emerge from time to time. NTIC assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. NTIC advises stockholders and investors to consult any further disclosures it may make on related subjects in its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that NTIC files with or furnishes to the Securities and Exchange Commission.

Item 1A. RISK FACTORS

The following are the most significant factors known to NTIC that could materially adversely affect its business, financial condition or operating results.

Current worldwide economic conditions have and may continue to adversely affect NTIC's business, operating results and financial condition, as well as further decrease its stock price.

General worldwide economic conditions have experienced a significant downturn due to the effects of the subprime lending crisis, general credit market crisis, collateral effects on the finance and banking industries, concerns about inflation, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns. NTIC's business has not been immune. The current worldwide economic crisis has adversely affected and may continue to adversely affect demand for NTIC's products, including in particular NTIC's ZERUST® products from its automotive customers and its Natur-Tec® products. The worldwide economic crisis also has had and may continue to have other adverse implications on NTIC's business. For example, the ability of NTIC's customers to borrow money from their existing lenders or to obtain credit from other sources to purchase NTIC's products has been and may continue to be impaired. For example, NTIC believes that the U.S. economic recession has adversely affected the ability of NTIC's principal Natur-Tec® distributor to purchase and distribute Natur-Tec® products, which has adversely affected NTIC's sales of Natur-Tec® products. In addition, although NTIC maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments and such losses historically have been within NTIC's expectations and the provisions established, NTIC cannot guarantee that it will continue to experience the same loss rates that it has in the past, especially given the current turmoil in the worldwide economy. A significant change in the liquidity or financial condition of NTIC's customers could cause unfavorable trends in NTIC's receivable collections and additional allowances may be required, which could adversely affect NTIC's operating results. In addition, the worldwide economic crisis may adversely impact the ability of suppliers to provide NTIC with materials and components, which could adversely affect NTIC's business and operating results. Like many other stocks, NTIC's stock price has decreased significantly since June 2008 when it traded as high as $20.85 and if investors have concerns that NTIC's business, operating results, financial condition and prospects will be negatively impacted by a worldwide economic downturn, NTIC's stock price could further decrease.

The worldwide automotive industry in the United States experienced a significant downturn in sales during fiscal 2009, thus resulting in decreased demand for NTIC's ZERUST® products, which adversely affected and may continue to adversely affect NTIC's net sales from its North American operations and its other operating results.

During the fiscal year ended August 31, 2009, more than 93.4% of NTIC's consolidated net sales from its North American operations were derived from the sales of NTIC's ZERUST® rust and corrosion inhibiting packaging products and services. A significant portion of these products and services were sold to customers in the automotive industry and to a lesser extent to customers in the electronics, electrical, mechanical, military and retail consumer markets. The worldwide automotive industry has experienced a significant downturn in sales during fiscal 2009 primarily as a result of the worldwide economic recession. Such sales are not expected to improve significantly in the foreseeable future, which may result in a continued adverse effect on NTIC's net sales from its North American operations and its other operating results. While NTIC intends to increase marketing efforts of its ZERUST® products and services to customers in other target industries, no assurance can be provided that NTIC will be successful in doing so or will recognize increased sales from such new target markets.

NTIC's liquidity and financial position rely on the receipt of fees for technical and other support services and dividend distributions from its corporate joint ventures. Such fees were down significantly in fiscal 2009 as compared to fiscal 2008. No assurance can be provided that NTIC will continue to receive such fees and dividend distributions in amounts NTIC historically has received or anticipates to receive.

NTIC conducts business, either directly or indirectly through holding companies, in 27 active corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures manufactures, markets and sells finished products in the geographic territory that it is assigned. Prior to fiscal 2009, NTIC's international business had expanded significantly during the past several fiscal years. Total net sales of all of NTIC's joint ventures increased 25.7% to 101,279,532 during fiscal 2008 as compared to fiscal 2007. However, total net sales of all of NTIC's joint ventures decreased 38.9% to $61,895,133 during the fiscal 2009 compared to fiscal 2008 primarily as a result of decreased demand for ZERUST® products due to the global economic slowdown and to a lesser extent fluctuations in the foreign currency exchange rate of the U.S. dollar compared to other currencies in which NTIC's joint ventures conduct business. NTIC's receipt of funds as a result of sales by its joint ventures is dependent upon NTIC's receipt of fees for technical and other support services that NTIC provides to its joint ventures based on the revenues of the joint ventures and NTIC's receipt of dividend distributions from the joint ventures. As a result of the decrease in total net sales of NTIC's joint ventures during fiscal 2009 as compared to fiscal 2008, NTIC's fee income for technical and support services decreased 43.3% to $3,378,193 during fiscal 2009 as compared to fiscal 2008. No assurance can be provided that NTIC's international business as conducted through its corporate joint ventures will improve or be successful in the future. NTIC's liquidity and financial position rely on NTIC's receipt of fee income for technical and support services and dividend distributions from its corporate joint ventures. During fiscal 2008, NTIC received $1,983,316 in dividends from its corporate joint ventures. During fiscal 2009, NTIC received $2,589,887 in dividends received from its corporate joint ventures. Because NTIC typically owns only 50% or less of its joint venture entities, NTIC does not control the decisions of these entities regarding whether to pay dividends and how much in dividends should be paid in any given year. Thus, NTIC cannot guarantee that any of its joint ventures will pay dividends in any given year. The failure of NTIC's joint ventures to declare dividends or the failure to receive fees for technical and other support services in amounts typically expected by NTIC could adversely affect NTIC's liquidity and financial position.

NTIC has invested and intends to invest additional research and development and marketing efforts and resources into its new businesses, such as the application of its corrosion prevention technology into the oil and gas industry, its bioplastics products and its plastic recycling technology. No assurance can be provided, however, that NTIC's investments in such new businesses will be successful and result in additional revenue.

In an effort to increase net sales, NTIC has expanded its corrosion prevention solution products into new markets, such as the oil and gas industry, and expanded its product lines to include other products, such as biodegradable and compostable plastics and plastic recycling technology. NTIC spent $3,024,205 in fiscal 2009 in connection with its research and development activities related to its new businesses. NTIC expects to continue to invest additional research and development and marketing efforts and resources into these businesses. No assurance can be provided, however, that such efforts and investments into these new businesses will be successful or that NTIC will be successful in obtaining additional revenue.

NTIC's new businesses may require additional capital in the future, which may not be available or may be available only on unfavorable terms. In addition, any equity financings may be dilutive to NTIC's stockholders.

The expansion of NTIC's corrosion prevention solution products into new markets, such as the oil and gas industry, and the expansion of NTIC's product lines to include other products, such as biodegradable and compostable plastics and plastic recycling technology, will require significant resources during fiscal 2010 and beyond. To the extent that NTIC's existing capital, including amounts available under its demand line of credit or other then existing financing arrangements, is insufficient to meet these requirements, NTIC may raise additional capital through financings or additional borrowings. Any equity or debt financing, if available at all, may be on terms that are not favorable to NTIC and any equity financings could result in dilution to NTIC's stockholders.

NTIC's new businesses are risky and may not prove to be successful, which could harm NTIC's operating results and financial condition.

NTIC is undertaking the expansion of its corrosion prevention solution products into new markets, such as the oil and gas industry and the expansion of its products lines to include others products, such as biodegradable and compostable plastics and plastic recycling technology, either directly or through joint ventures. Such new businesses are risky and subject to all of the risks inherent in the establishment of a new business enterprise, including:

- the absence of a significant operating history;
- the lack of commercialized products;
- the lack of market acceptance of new products;
- expected substantial and continual losses for such businesses for the foreseeable future;
- the lack of manufacturing experience and limited marketing experience;
- an expected reliance on third parties for the commercialization of some of the proposed products;
- a competitive environment characterized by numerous, well-established and well-capitalized competitors;

- insufficient capital and other resources; and
- reliance on key personnel.

Disruptions in the global financial markets could impact the ability of NTIC's counterparties and others to perform their obligations to NTIC and NTIC's ability to obtain any additional future financing if needed or desired.

Disruptions in the global financial markets, including the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States and other governments and the related liquidity crisis, have considerably disrupted the credit and capital markets. NTIC's credit risk consists of cash and cash equivalents, short-term investments, trade receivables, lending commitments and insurance relationships in the ordinary course of business. NTIC places cash, cash equivalents and short-term investments with high quality financial institutions, which NTIC monitors regularly and take action where possible to mitigate risk. NTIC does not hold investments in auction rate securities, mortgage backed securities, collateralized debt obligations, individual corporate bonds, special investment vehicles or any other investments which have been directly impacted by the worldwide financial crisis. NTIC's insurance programs are with carriers that remain highly rated and NTIC has no significant pending claims. However, the disruptions in the credit and capital markets could cause NTIC's counterparties and others to breach their obligations or commitments to NTIC under NTIC's contracts with them. To date, NTIC's demand line of credit with National City Bank remains available to NTIC. However, in the event NTIC needed or desired additional financing, NTIC may be unable to obtain it by borrowing money in the credit markets and/or raising money in the capital markets.

A significant portion of NTIC's earnings is the result of NTIC's income from its international corporate joint ventures and holding companies. NTIC's international business conducted through its corporate joint ventures and holding companies requires management attention and financial resources and exposes NTIC to difficulties and risks presented by international economic, political, legal, accounting and business factors.

NTIC sells products and technical services directly and via a network of independent distributors, manufacturer's sales representatives and joint ventures in over 50 countries, including countries in North America, South America, Europe, Asia and the Middle East. One of NTIC's strategic objectives is the continued expansion of its international operations. The expansion of NTIC's existing international operations and entry into additional international markets require management attention and financial resources.

The sale and shipping of products and services across international borders subject NTIC to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes NTIC to penalties for non-compliance. Other laws and regulations that can significantly impact NTIC include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, laws restricting business with suspected terrorists and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact NTIC in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of NTIC's shipping and sales activities.

Many of the countries in which NTIC sells its products directly or indirectly through its corporate joint ventures, are, to some degree, subject to political, economic and/or social instability. NTIC's international operations expose NTIC and its joint venture partners, representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- difficulties in managing and staffing international operations and the required infrastructure costs including legal, tax, accounting, information technology;
- the imposition of additional U.S. and foreign governmental controls or regulations, new trade restrictions and restrictions on the activities of foreign agents, representatives and distributors, the imposition of costly and lengthy export licensing requirements and changes in duties and tariffs, license obligations and other non-tariff barriers to trade;
- the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom NTIC does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;
- pricing pressure that NTIC or its corporate joint ventures may experience internationally;
- laws and business practices favoring local companies;
- currency exchange rate fluctuations;
- longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- difficulties in enforcing or defending intellectual property rights; and
- multiple, changing and often inconsistent enforcement of laws and regulations.

Fluctuations in foreign currency exchange rates could result in declines in NTIC's earnings (if any) and changes in NTIC's foreign currency translation adjustments.

Because the functional currency of NTIC's foreign operations and investments in its foreign corporate joint ventures and holding companies is the applicable local currency, NTIC is exposed to foreign currency exchange rate risk arising from transactions in the normal course of business. NTIC's principal exchange rate exposure is with the Euro, the Japanese yen, Indian Rupee, Chinese yuan, Korean won and the English pound against the U.S. dollar. NTIC's fees for technical support and other services and dividend distributions from these foreign entities are paid in foreign currencies and thus fluctuations in foreign currency exchange rates could result in declines in NTIC's earnings (if any). Since NTIC's investments in its corporate joint ventures and holding companies are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change NTIC's equity in income of joint ventures and holding companies reflected in its consolidated statements of income. NTIC does not hedge against its foreign currency exchange rate risk.

NTIC breached a financial covenant under the note governing its term loan obtained in connection with the purchase of its corporate headquarters and as a result the bank could demand the entire amount outstanding under the note immediately due and payable in full, which would have a material adverse effect on NTIC's financial position and liquidity.

NTIC has certain covenants related to its term loan with National City Bank. For example, NTIC is subject to a minimum debt service coverage ratio of 1.0:1.0. At August 31, 2009, NTIC failed to meet this financial covenant and no waiver from the bank was obtained by NTIC for the covenant violation. As a result, an event of default occurred under the note and the bank has the right in its discretion, by giving written notice to NTIC, to declare the amount outstanding under the note immediately due and payable in full. As a result, NTIC classified all amounts outstanding with National City Bank as current liabilities on its consolidated balance sheet.

NTIC's compliance with U.S. generally accepted accounting principles and any changes in such principles might adversely affect NTIC's operating results and financial condition. Any requirement to consolidate NTIC's corporate joint ventures or subject them to compliance with the internal control provisions of the Sarbanes-Oxley Act of 2002 could adversely affect NTIC's operating results and financial condition.

As a result of a change in U.S. generally accepted accounting principles, NTIC was required to consolidate React-NTI LLC, its former corporate joint venture. If the accounting rules were to change and NTIC were required to fully consolidate its remaining corporate joint ventures or if NTIC's corporate joint ventures otherwise would be required to be in compliance with the internal control provisions of the Sarbanes-Oxley Act of 2002, NTIC would incur significant additional costs. NTIC estimates that the costs for each of its corporate joint ventures to become Sarbanes-Oxley compliant would range between $150,000 to $500,000 and that annual maintenance expenses would range from $50,000 to $100,000 per year per corporate joint venture thereafter. In addition, other accounting pronouncements issued in the future could have a material cost associated with NTIC's implementation of such new accounting pronouncements.

NTIC's business, properties and products are subject to governmental regulation and taxes, compliance with which may require NTIC to incur expenses or modify its products or operations, and which may expose NTIC to penalties for non-compliance. Governmental regulation also may adversely affect the demand for some of NTIC's products and its operating results.

NTIC's business, properties and products are subject to a wide variety of international, federal, state and local laws, rules, taxes and regulations relating to the protection of the environment, natural resources, and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes and other regulated materials. These laws, rules and regulations may affect the way NTIC conducts its operations, and the failure to comply with these regulations could lead to fines and other penalties. Because NTIC owns and operates real property, various environmental laws also may impose liability on NTIC for the costs of cleaning up and responding to hazardous substances that may have been released on NTIC's property, including releases unknown to NTIC. These environmental laws and regulations also could require NTIC to pay for environmental remediation and response costs at third-party locations where NTIC disposed of or recycled hazardous substances. NTIC's future costs of complying with the various environmental requirements, as they now exist or may be altered in the future, could adversely affect NTIC's financial condition and operating results. NTIC is also subject to other international, federal and state laws, rules and regulations, the future non-compliance with which may harm NTIC's business or may adversely affect the demand for some of its products. Changes in laws and regulations, including changes in accounting standards and taxation changes, including tax rate changes, new tax laws, revised tax law interpretations, also may adversely affect NTIC's operating results.

Fluctuations in NTIC's effective tax rate could have a significant impact on NTIC's financial position, results of operations or cash flows.

The mix of pre-tax income or loss among the tax jurisdictions in which NTIC operates that have varying tax rates could impact NTIC's effective tax rate. NTIC is subject to income taxes as well as non-income based taxes, in both the United States and various foreign jurisdictions. Judgment is required in determining the worldwide provision for income taxes, other tax liabilities, interest and penalties. Future events could change management's assessment. NTIC operates within multiple taxing jurisdictions and is subject to tax audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. NTIC also has made assumptions about the realization of deferred tax assets. Changes in these assumptions could result in a valuation allowance for these assets. Final determination of tax audits or tax disputes may be different from what is currently reflected by NTIC's income tax provisions and accruals. In addition, President Obama's administration has announced proposals for new U.S. tax legislation that, if adopted, could adversely affect NTIC's tax rate.

NTIC intends to grow its business through additional joint ventures, alliances and acquisitions, which could be risky and harm its business.

One of NTIC's growth strategies is to expand its business by entering into additional joint ventures and alliances and acquiring businesses, technologies and products that complement or augment NTIC's existing products. The benefits of a joint venture, alliance or acquisition may take more time than expected to develop, and NTIC cannot guarantee that any future joint ventures, alliances or acquisitions will in fact produce the intended benefits. In addition, joint ventures, alliances and acquisitions involve a number of risks, including:

- diversion of management's attention;
- difficulties in assimilating the operations and products of a new joint venture or acquired business or in realizing projected efficiencies, cost savings and revenue synergies;
- potential loss of key employees or customers of the new joint venture or acquired business or adverse effects on existing business relationships with suppliers and customers;
- adverse impact on overall profitability if the new joint venture or acquired business does not achieve the financial results projected in NTIC's valuation models;
- reallocation of amounts of capital from other operating initiatives and/or an increase in NTIC's leverage and debt service requirements to pay the joint venture capital contribution or the acquisition purchase price, which could in turn restrict NTIC's ability to access additional capital when needed or to pursue other important elements of NTIC's business strategy;
- inaccurate assessment of undisclosed, contingent or other liabilities or problems and unanticipated costs associated with the new joint venture or acquisition; and
- incorrect estimates made in the accounting for acquisitions, occurrence of non-recurring charges and write-off of significant amounts of goodwill that could adversely affect NTIC's operating results.

NTIC's ability to grow through joint ventures, alliances and acquisitions will depend, in part, on the availability of suitable opportunities at an acceptable cost, NTIC's ability to compete effectively for these opportunities and the availability of capital to complete such transactions.

NTIC relies on its independent distributors, manufacturer's sales representatives and corporate joint ventures to market and sell its products.

In addition to its direct sales force, NTIC relies on its independent distributors, manufacturer's sales representatives and corporate joint ventures to market and sell its products in the United States and internationally. NTIC's independent distributors, manufacturer's sales representatives and joint venture partners might terminate their relationship with NTIC, or devote insufficient sales efforts to NTIC's products. NTIC does not control its independent distributors, manufacturer's sales representatives and joint ventures and they may not be successful in implementing NTIC's marketing plans. NTIC's failure to maintain its existing relationships with its independent distributors, manufacturer's sales representatives and joint ventures, or its failure to recruit and retain additional skilled independent distributors, manufacturer's sales representatives and joint venture partners could have an adverse effect on NTIC's operations.

NTIC has very limited staffing and will continue to be dependent upon key employees.

NTIC's success is dependent upon the efforts of a small management team and group of employees. As part of its cost savings measures, NTIC implemented a hiring freeze and laid off 16% of its work force in during fiscal 2009. NTIC's future success will depend in large part on its ability to retain its key employees and identify, attract and retain other highly qualified managerial, technical, sales and marketing and customer service personnel when needed. Competition for these individuals may be intense, especially in the markets in which NTIC operates. NTIC may not succeed in identifying, attracting and retaining these personnel. NTIC's current management, other than its President and Chief Executive Officer, does not have any material stock ownership in NTIC or any contractual obligation to maintain their employment with NTIC. The loss or interruption of services of any of NTIC's key personnel, including in particular its technical personnel, the inability to identify, attract or retain qualified personnel in the future, delays in hiring qualified personnel, or any employee slowdowns, strikes or similar actions could make it difficult for NTIC to manage its business and meet key objectives, which could harm NTIC's business, financial condition and operating results.

NTIC relies on its management information systems for inventory management, distribution and other functions. If these information systems fail to adequately perform these functions or if NTIC experiences an interruption in their operation, NTIC's business and operating results could be adversely affected.

The efficient operation of NTIC's business is dependent on its management information systems. NTIC relies on its management information systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain its research and development data. The failure of management information systems to perform as anticipated could disrupt NTIC's business and product development and could result in decreased sales, causing NTIC's business and operating results to suffer. In addition, NTIC's management information systems are vulnerable to damage or interruption from natural or man-made disasters, terrorist attacks and attacks by computer viruses or hackers, or power loss or computer systems, Internet, telecommunications or data network failure. Any such interruption could adversely affect NTIC's business and operating results.

NTIC's reliance upon patents, trademark laws, trade secrets and contractual provisions to protect its proprietary rights may not be sufficient to protect its intellectual property from others who may sell similar products.

NTIC holds patents relating to various aspects of its products and believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to NTIC's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. NTIC cannot be certain that it will be issued any patents from any pending or future patent applications owned by or licensed to NTIC or that the claims allowed under any issued patents will be sufficiently broad to protect its technology. In the absence of patent protection, NTIC may be vulnerable to competitors who attempt to copy NTIC's products or gain access to its trade secrets and know-how. NTIC's competitors may initiate litigation to challenge the validity of NTIC's patents, or they may use their resources to design comparable products that do not infringe NTIC's patents. NTIC may incur substantial costs if its competitors initiate litigation to challenge the validity of its patents or if it initiates any proceedings to protect its proprietary rights and if the outcome of any such litigation is unfavorable to NTIC, its business and operating results could be materially adversely affected.

In addition, NTIC relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its employees, and consultants. These agreements may be breached and NTIC may not have adequate remedies for any such breach. Even if these confidentiality agreements are not breached, NTIC's trade secrets may otherwise become known or be independently developed by competitors.

If NTIC is unable to continue to enhance existing products and develop and market new products that respond to customer needs and achieve market acceptance, NTIC may experience a decrease in demand for its products, and its business could suffer.

One of NTIC's strategies is to enhance its existing products and develop and market new products that respond to customer needs. NTIC may not be able to compete effectively with its competitors unless NTIC can keep up with existing or new products in the markets in which it competes. Product development requires significant financial and other resources. Although in the past NTIC has implemented lean manufacturing and other productivity improvement initiatives to provide investment funding for new products, no assurance can be provided that NTIC will be able to continue to do so in the future. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product, and manufacturing process levels and NTIC may not be able to timely develop product improvements or new products. NTIC's competitors' new products may beat NTIC's products to market, may be more effective or less expensive than NTIC's products or render NTIC's products obsolete. Any new products that NTIC may develop may not receive market acceptance or otherwise generate any meaningful net sales or profits for NTIC relative to its expectations, based on, among other things, existing and anticipated investments in manufacturing capacity and commitments to fund advertising, marketing, promotional programs, and research and development.

NTIC faces intense competition in almost all of its product lines, including from competitors that have substantially greater resources than NTIC does. No assurance can be provided that NTIC will be able to compete effectively, which would harm its business and operating results.

NTIC's products are sold in highly competitive markets throughout the world. The principal competitive factors in NTIC's markets are pricing, product innovation, quality and reliability, product support and customer service and reputation. NTIC often competes with numerous manufacturers, many of which have substantially greater financial, marketing, and other resources than NTIC does. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than NTIC can. In addition, competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. NTIC's current products, products under development and its ability to develop new and improved products may be insufficient to enable NTIC to compete effectively with its competitors. No assurance can be provided that NTIC will be able to compete effectively, which would harm its business and operating results.

NTIC's dependence on key suppliers puts NTIC at risk of interruptions in the availability of its products, which could reduce its net sales and adversely affect its operating results. In addition,

increases in prices for raw materials and components used in NTIC's products could adversely affect NTIC's operating results.

NTIC relies on a limited number of suppliers for certain raw materials and components used in its products. For reasons of quality assurance, cost effectiveness or availability, NTIC procures certain raw materials and components from sole and limited source suppliers. NTIC generally acquires such raw materials and components through purchase orders placed in the ordinary course of business, and as a result NTIC does not have a significant inventory of these materials and components and does not have any guaranteed or contractual supply arrangements with many of these suppliers. NTIC's dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules, as well as manufacturing yields and costs. Suppliers of raw materials and components may decide, or be required, for reasons beyond NTIC's control to cease supplying raw materials and components to NTIC or to raise their prices. Shortages of raw materials, quality control problems, production capacity constraints or delays by suppliers could negatively affect NTIC's ability to meet its production obligations and result in increased prices for affected parts. Any such shortage, constraint or delay may result in delays in shipments of products or components, which could adversely affect NTIC's net sales and operating results. Increases in prices for raw materials and components used in NTIC's products could also adversely affect its operating results.

NTIC is exposed to risks relating to its evaluation of its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related and other recent regulations implemented by the SEC and the NASDAQ Stock Market, are creating challenges for publicly-held companies, including NTIC. NTIC is committed to maintaining high standards of corporate governance and public disclosure. As a result, NTIC's efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, NTIC's efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding NTIC's assessment of its internal control over financial reporting have required and will continue to require the expenditure of significant financial and managerial resources, especially since NTIC's management's report on NTIC's internal control over financial reporting will be subject to attestation by NTIC's independent registered public accounting firm commencing with NTIC's fiscal year ending August 31, 2010. Although NTIC's management concluded that NTIC's internal control over financial reporting was effective as of August 31, 2009, no assurance can be provided that NTIC's management will reach a similar conclusion as of a later date or that NTIC's independent registered public accounting firm will agree with management's conclusions beginning with NTIC's fiscal year ending August 31, 2010.

NTIC's business is subject to a number of other miscellaneous risks that may adversely affect NTIC's operating results, financial condition or business.

NTIC's business is subject to a number of other miscellaneous risks that may adversely affect NTIC's operating results, financial condition or business, such as natural or man-made disasters or global pandemics that may result in shortages of raw materials, higher commodity costs, an increase in insurance premiums and other adverse effects on NTIC's business; the continued threat of terrorist acts and war that may result in heightened security and higher costs for import and export shipments of components or finished goods; and the ability of NTIC's management to adapt to unplanned events.

Risks Related to NTIC's Common Stock

A large percentage of NTIC's outstanding common stock is held by insiders, and, as a result, the trading market for NTIC's common stock is not as liquid as the stock of other public companies.

As of November 20, 2009, NTIC had 4,240,679 shares of common stock outstanding, of which 1,046,841 of these outstanding shares were beneficially owned by directors, executive officers, principal stockholders and their respective affiliates. The stock of companies with a substantial amount of stock held by insiders is usually not as liquid as the stock of other public companies where insider ownership is not as concentrated. Thus, the trading market for shares of NTIC's common stock may not be as liquid as the stock of other public companies.

The price and trading volume of NTIC's common stock has been, and may continue to be, volatile.

The market price and trading volume of NTIC's common stock price has fluctuated over a wide range during the past year or so. During fiscal 2009, the sale price of NTIC's common stock ranged from a low of $4.21 to a high of $14.73, and the daily trading volume ranged from zero shares to 32,400 shares. It is likely that the price and trading volume of NTIC's common stock will continue to fluctuate in the future. The securities of small capitalization companies, including NTIC, from time to time experience significant price and volume fluctuations, often unrelated to the operating performance of these companies. Securities class action litigation is sometimes brought against a company following periods of volatility in the market price of its securities or for other reasons. NTIC may become the target of similar litigation. Securities litigation, whether with or without merit, could result in substantial costs and divert management's attention and resources, which could harm NTIC's business, financial condition, and operating results, as well as the market price of its common stock.

The trading volume of NTIC's common stock is typically very low, leaving NTIC's common stock open to risk of high volatility.

The number of shares of NTIC's common stock being traded on a daily basis is often very low and on some trading days, there is no trading volume at all. Any stockholder wishing to sell his, her or its stock may cause a significant fluctuation in the trading price of NTIC's common stock. In addition, low trading volume of a stock increases the possibility that, despite rules against such activity, the price of the stock may be manipulated by persons acting in their own self-interest. NTIC may not have adequate market makers and market making activity to prevent manipulation in its common stock.

NTIC does not intend to pay dividends for the foreseeable future.

Although in the past NTIC has paid dividends on its common stock, NTIC has not done so since fiscal 2005. The payment of any future dividends will be determined by NTIC's Board of Directors in light of conditions then existing, including NTIC's earnings (if any), financial condition, cash requirements, restrictions in financing agreements, business conditions and other factors. The Board of Directors currently does not anticipate paying a dividend on NTIC's common stock in the near future, but rather intends to retain all of its earnings for the foreseeable future to finance the operation and expansion of its business. As a result, NTIC's stockholders will only receive a return on their investment in NTIC's common stock if the market price of the common stock increases.

One of NTIC's principal stockholders beneficially owns a significant percentage of NTIC's outstanding common stock and is affiliated with NTIC's President and Chief Executive Officer and thus may be able to influence matters requiring stockholder approval, including the election of

directors, and could discourage or otherwise impede a transaction in which a third party wishes to purchase NTIC's outstanding shares at a premium.

As of November 20, 2009, Inter Alia Holding Company, or Inter Alia, beneficially owned approximately 20.1% of NTIC's outstanding common stock. Inter Alia is an entity owned by G. Patrick Lynch, NTIC's President and Chief Executive Officer and a director, as well as three other members of the Lynch family. Mr. Lynch shares voting and dispositive power of shares of NTIC's common stock held by Inter Alia Holding Company with the other owners. As a result of his share ownership through Inter Alia and his position as President and Chief Executive Officer and a director of NTIC, Mr. Lynch may be able to influence the affairs and actions of NTIC, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interests of Mr. Lynch and Inter Alia may differ from the interests of NTIC's other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of NTIC, could deprive NTIC's stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of NTIC and may negatively affect the market price of NTIC's common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give stockholders the opportunity to realize a premium over the then-prevailing market price for shares of NTIC's common stock.

Future sales of NTIC common stock by Inter Alia or its pledgees if Inter Alia is subject to foreclosure proceedings or margin calls could adversely affect the price of NTIC's common stock.

As of November 20, 2009, Inter Alia beneficially owned approximately 20.1% of NTIC's outstanding common stock. After the death of Philip M. Lynch in September 2008, NTIC's former Chairman of the Board and Chief Executive Officer and a former principal shareholder of Inter Alia, NTIC learned that Mr. Philip M. Lynch shortly prior to his death had pledged all of Inter Alia's shares of NTIC's common stock to various banks. NTIC understands that as of November 20, 2009, 378,167 shares of NTIC's common stock held by Inter Alia, or approximately 8.9% of NTIC's outstanding common stock, remained subject to pledge agreements. Depending upon the status of the various loan obligations of which the shares serve as collateral and the trading price of NTIC's common stock, Inter Alia may experience a foreclosure or margin call that could result in the sale of Inter Alia's pledged shares of NTIC's common stock by Inter Alia's pledges into the open market or otherwise. Unlike Inter Alia, such pledgees would not be subject to the volume limitations of SEC Rule 144 in effecting such sales. Such sales could have a materially adverse effect on the trading price of NTIC's common stock. Of the 378,167 shares that have been pledged by Inter Alia, it is NTIC's understanding that one of the pledgees has made various attempts to foreclose on the collateral of the pledged shares, and that Inter Alia is currently involved in litigation with this pledgee and various other parties regarding the pledged shares and the possible foreclosure and sale of the pledged shares by the pledgee.

In addition, NTIC understands that as a result of the death of Mr. Philip M. Lynch, Inter Alia may decide to diversify its stock holdings by selling a significant portion of its NTIC stock holdings in the public market, in private negotiated transactions and otherwise. Other than the 90-day lock-up agreement to which Inter Alia is subject as a result of NTIC's registered direct offering in September 2009, there are no contractual restrictions on the ability of Inter Alia to sell shares of NTIC common stock, although sales in the public market will be subject to the volume limitations and other requirements of SEC Rule 144. Pursuant to the volume limitations of Rule 144, an affiliate of NTIC may sell shares under Rule 144 only if the shares to be sold, together with the shares sold under Rule 144 during the past three months, do not exceed the greater of 1% of NTIC's outstanding shares or the average weekly trading volume of NTIC's shares during the preceding four calendar weeks. Future sales of a significant portion of NTIC's common stock during a short time period in the public market by Inter Alia could adversely affect the market price of NTIC common stock. Any adverse effect on the market price of NTIC common stock could make it difficult for NTIC to raise additional capital through sales of equity securities at a time and at a price NTIC's Board of Directors deems appropriate.

Future equity issuances by NTIC may have dilutive and other effects on NTIC's existing stockholders.

As of November 20, 2009 there were 4,240,679 shares of NTIC's common stock outstanding, and in addition, security holders held options, which, if vested and exercised, would obligate NTIC to issue up to 257,472 additional shares of common stock. It is expected that such shares, when NTIC issues them upon exercise, will be available for immediate resale in the public market. The market price of NTIC's common stock could fall as a result of sales of these shares of common stock due to the increased number of shares available for sale in the market. In addition, NTIC has a shelf registration statement, which subject to certain limitations, permits NTIC to sell up to a total of approximately $50,000,000 of its securities, some or all of which may be shares of NTIC's common stock or securities convertible into or exercisable for shares of NTIC's common stock, and all of which would be available for resale in the public market. Any issuances by NTIC of equity securities may be at or below the prevailing market price of NTIC's common stock and may have a dilutive impact on NTIC's existing stockholders. These issuances or other dilutive issuances also would cause NTIC's net income per share, if any, to decrease in future periods. As a result, the market price of NTIC's common stock could decrease.

Item 1B. UNRESOLVED STAFF COMMENTS

This Item 1B is inapplicable to NTIC as a smaller reporting company.

Item 2. PROPERTIES

NTIC's principal executive offices, production facilities and domestic research and development operations are currently located at 4201 Woodland Road, Circle Pines, Minnesota 55014. NTIC purchased the real estate and 40,000 square feet building in which its corporate headquarters is located pursuant to a like-kind exchange transaction within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended, for a purchase price of $1,475,000. To finance the transaction, NTIC obtained a secured term loan in the principal amount of $1,275,000. The term loan matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly installments equal to approximately $10,776 (inclusive of principal and interest) commencing June 1, 2006. All of the remaining unpaid principal and accrued interest is due and payable on the maturity date, unless the bank demands payment earlier due to a covenant breach by NTIC as discussed in more detail under the heading "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Financial Resources." The loan is secured by a first lien on the real estate and building. NTIC's management considers NTIC's current properties suitable and adequate for its current and foreseeable needs.

In fiscal 1999, a subsidiary of NTIC, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., an Ohio limited liability company, in contemplation of NTI Facilities, Inc. entering into a lease agreement with Omni-Northern Ltd. for approximately 50% of the net rental space in a building owned by Omni-Northern Ltd. Omni-Northern Ltd. owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio, comprising approximately two acres of land and a building of approximately 34,000 square feet. The property had an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. NTIC has guaranteed up to $329,082 of the Omni-Northern Ltd.'s $1,903,571 mortgage obligation with National City Bank, Cleveland, Ohio. NTI Facilities, Inc. entered into a 15-year lease agreement with Omni-Northern Ltd. for approximately 17,000 square feet of office, manufacturing, laboratory and warehouse space, requiring monthly rental payments of $17,500, which are adjusted annually according to the annual consumer price index, through November 2014. By its ownership in Omni-Northern Ltd., NTI Facilities Inc. is entitled to one-third of the operating results of Omni-Northern Ltd. Omni-Northern has leased the remaining 50% of the net rental space to other third parties. Rent expense was $244,774 and $262,232 for the fiscal years ended August 31, 2009 and 2008, respectively. Future minimum rental payments for each of the succeeding fiscal years through fiscal year ending August 31, 2014 are estimated to be approximately $250,000 per year.

Item 3. LEGAL PROCEEDINGS

In April 2007, REACT-NTI, LLC ("React LLC"), an entity that was 75% owned by NTIC, was served with a summons and complaint that was filed by Shamrock Technologies, Inc. ("Shamrock") in state court in New York, which was subsequently removed to the Federal District Court for the Southern District of New York. The lawsuit sought payment from React LLC of commissions in the approximate amount of $314,500 owed by React LLC under a license agreement between React LLC and Shamrock. The complaint alleged breach of the license agreement by React LLC and sought damages in an unspecified amount for such breach as well as damages of approximately $300,000 for the alleged failure of React LLC to purchase from Shamrock certain inventory manufactured for sale to a customer. Shamrock further claimed lost profits with respect to sales made by REACT LLC that were manufactured by parties other than Shamrock. React LLC denied all of the claims of breach of the license agreement by it and believed that damages caused by Shamrock's breach of the license agreement and tortious conduct exceeded any amounts owing to Shamrock. React LLC formally responded to the complaint after removal by moving to dismiss or stay because of Shamrock's failure to comply with alternative dispute resolution procedures contained in the license agreement. By court order, the matter was stayed so that the parties could attempt mediation. The parties mediated for one day and were unsuccessful in resolving the matter. The parties proceeded with discovery, exchanging answers to interrogatories and documents, and the parties also obtained documents by subpoena from third parties. With more complete information, the parties decided to dismiss their respective claims without prejudice and return to mediation. A mediation session was held on December 4, 2008, and the parties continued to negotiate through the mediator via telephone and email thereafter. The mediator ultimately determined that the parties were at an impasse, and the parties have had no further communication. Because the mediation and negotiation process did not result in a final settlement, there can be no permanent assurance at the present time that the matter will not result in a material adverse effect on NTIC's business, financial condition or results of operations at some point in the future.

From time to time, NTIC is involved in various legal actions arising in the normal course of business. Management is of the opinion that any judgment or settlement resulting from any currently pending or threatened actions would not have a material adverse effect on NTIC's financial position or consolidated results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of NTIC's security holders during the fourth quarter of the fiscal year covered by this report.

Item 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of NTIC, their ages and the offices held, as of November 20, 2009, are as follows:

Name	Age	Position with NTIC
Mr. G. Patrick Lynch	42	President and Chief Executive Officer
Mr. Matthew C. Wolsfeld	35	Chief Financial Officer and Corporate Secretary

Mr. G. Patrick Lynch, an employee of NTIC since 1995, has been President since July 2005 and Chief Executive Officer since January 2006 and was appointed a director of NTIC in February 2004. From July 2005 to January 2006, Mr. Lynch served as Chief Operating Officer of NTIC. Mr. Lynch served as President of North American Operations of NTIC from May 2004 to July 2005. Prior to May 2004, Mr. Lynch held various positions with NTIC, including Vice President of Strategic Planning, Corporate Secretary and Project Manager. Mr. Lynch is also an officer and director of Inter Alia Holding Company, a financial and management consulting firm that is a significant stockholder of NTIC. Prior to joining NTIC, Mr. Lynch held positions in sales management for Fuji Electric Co., Ltd. in Tokyo, Japan and programming project management for BMW AG in Munich, Germany. Mr. Lynch received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan.

Mr. Matthew C. Wolsfeld, an employee of NTIC since February 2001, has been NTIC's Chief Financial Officer since November 2001 and Corporate Secretary since November 2004. Mr. Wolsfeld was Controller of NTIC from May 2001 through November 2001. Prior to joining NTIC, Mr. Wolsfeld held an auditing position with PricewaterhouseCoopers LLP in Minneapolis, Minnesota from 1997 to 2001. Mr. Wolsfeld received a B.A. degree in Accounting from the University of Notre Dame and received his M.B.A. degree at the University of Minnesota, Carlson School of Business. Mr. Wolsfeld is a Certified Public Accountant.

Officers of NTIC, their ages and the offices held, as of November 20, 2009, are as follows:

Name	Age	Position with NTIC
Prof. Efim Ya. Lyublinski	72	Vice President and Director of New Technologies and Applications Engineering
Mr. Vineet R. Dalal	40	Vice President and Director Global Market Development
Mr. Gautam Ramdas	36	Vice President and Director Global Market Development

Prof. Efim Ya. Lyublinski has been employed by NTIC since March 2000 in the position of Vice President and Director of New Technologies and Applications Engineering. Prof. Lyublinski is a Member of the Russian Academy of Natural Sciences and NACE International the Corrosion Society. From 1984 to 1999, Prof. Lyublinski was Head of Laboratory of Complex Methods of Corrosion Protection at the Central Research Institute of Structural Materials ("Prometey"), St. Petersburg, Russia. Prof. Lyublinski also held a Senior Consulting Position with Osmos Technology, Boston, Massachusetts from 1995 to 1999. Prof. Lyublinski holds 18 patents, is responsible for 64 inventions and has authored 14 books, 148 articles and lectured at more than 100 symposiums, conferences and congresses in the areas of materials science and corrosion. Prof. Lyublinski received the following awards: in 1997, gold medal of the International Exhibition of Patents in Brussels (Belgium). From 1975 to 1986 – three gold, three silver and one bronze medal from the Exhibitions of the Achievements of Russian National Economy.

Mr. Vineet R. Dalal, an employee of NTIC since 2004, Vice President and Director – Global Market Development since November 2005. Prior to joining NTIC, Mr. Dalal was a Principal in the Worldwide Product Development Practice of PRTM, a management consultancy to technology based companies. In this position, Mr. Dalal consulted to several Fortune 500 companies, in the areas of product strategy, Product Lifecycle Management (PLM) and technology management. Prior to that, Mr. Dalal held positions in program management and design engineering at National Semiconductor Corporation in Santa Clara, California. Mr. Dalal received an M.B.A. degree from the University of Michigan Business School in Ann Arbor, Michigan. He also holds an M.S. degree in Electrical and Computer Engineering from Oregon State University, and a B.Eng. degree in Electronics Engineering from Karnatak University, India.

Mr. Gautam Ramdas, an employee of NTIC since 2005, is Vice President and Director – Global Market Development. Prior to joining NTIC, Mr. Ramdas was a Manager in the Strategic Change group of IBM Business Consulting Services. In this position, Mr. Ramdas led consulting engagements at several Fortune 500 companies, in the areas of service strategy, global supplier relationship management and supply chain streamlining. Mr. Ramdas held positions in the E-Commerce and Supply Chain strategy groups at PricewaterhouseCoopers Management Consulting, again providing consulting services for Fortune 500 clients. Prior to management consulting, Mr. Ramdas worked as a program manager and design engineer with Kinhill Engineers in Australia. He has also been involved in the start-up stage of successful small businesses in the U.S. and in India. Mr. Ramdas received an M.B.A. from the University of Michigan Business School in Ann Arbor, Michigan. He also holds a bachelor's degree in Mechanical Engineering from the College of Engineering, Guindy (Chennai), India.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

NTIC's common stock is listed for trading on the NASDAQ Global Market under the symbol "NTIC." NTIC's common stock has traded on the NASDAQ Global Market since June 30, 2008. From September 1993 to June 29, 2008, NTIC's common stock traded on The American Stock Exchange under the symbol "NTI."

The following table sets forth the high and low daily sales prices for NTIC's common stock, as reported by the NASDAQ Global Market, for the fiscal quarter indicated:

	High	Low
Fiscal 2009		
Fourth Quarter	$11.00	$4.92
Third Quarter	7.48	4.61
Second Quarter	10.15	5.51
First Quarter	14.73	4.21
Fiscal 2008:		
Fourth quarter (beginning June 30, 2008)	$18.50	$8.68

The following table sets forth the high and low daily sales prices for NTIC's common stock, as reported by The American Stock Exchange, for the fiscal quarters indicated:

	High	Low
Fiscal 2008:		
Fourth quarter (through June 29, 2008)	$20.85	$13.25
Third quarter	15.25	6.65
Second quarter	12.00	6.40
First quarter	12.25	6.71

Dividends

Although NTIC's Board of Directors has declared cash dividends to NTIC's stockholders in the past, the payment of any future dividends will be determined by NTIC's Board of Directors in light of conditions then existing, including NTIC's earnings, financial condition, cash requirements, restrictions in financing agreements, business conditions and other factors. The Board of Directors currently does not anticipate paying a dividend on NTIC's common stock in the near future, but rather intends to retain all of its earnings for the foreseeable future to finance the operation and expansion of its business.

Number of Record Holders

As of August 31, 2009, there were 272 record holders of NTIC's common stock. This does not include shares held in "street name" or beneficially owned.

Recent Sales of Unregistered Equity Securities

NTIC did not issue any shares of its common stock or any other equity securities of NTIC that were not registered under the Securities Act of 1933, as amended, during the fourth quarter of the fiscal year covered by this report.

Issuer Purchases of Equity Securities

NTIC did not purchase any shares of its common stock or any other equity securities of NTIC during the fourth quarter of the fiscal year covered by this report.

Item 6. SELECTED FINANCIAL DATA

This Item 6 is inapplicable to NTIC as a smaller reporting company and has been omitted pursuant to Item 301(c) of SEC Regulation S-K.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis provides material historical and prospective disclosures intended to enable investors and other users to assess NTIC's financial condition and results of operations. Statements that are not historical are forward-looking and involve risks and uncertainties discussed under the heading "Part I. Item 1. Business—Forward-Looking Statements" and under the heading "Part I. Item 1A. Risk Factors." The following discussion of the results of the operations and financial condition of NTIC should be read in conjunction with NTIC's consolidated financial statements and the related notes thereto included under "Part II, Item 8. Financial Statements and Supplementary Data."

General Overview

NTIC develops and markets proprietary environmentally beneficial products and technical services either directly or via a network of joint ventures and independent distributors in over 50 countries. NTIC's primary business is corrosion prevention. In addition to this core business, NTIC has three new businesses that have started recently to generate revenue (1) corrosion prevention technology specifically designed for the oil and gas industry, which NTIC sells both directly and through joint ventures; (2) a product line of compounds and finished products based on a portfolio of proprietary bio-plastic technologies marketed under the Natur-Tec® brand, which NTIC sells directly and through distributors and manufacturer's sales representatives; and (3) technology and equipment that converts plastic waste into diesel, gasoline and heavy fractions, which is exclusively licensed and sold through NTIC's joint venture Polymer Energy, LLC in North America and Asia.

NTIC participates, either directly or indirectly through holding companies, in 27 active corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures generally manufactures and markets finished products in the geographic territory to which it is assigned. While most of NTIC's joint ventures currently sell rust and corrosion inhibiting products and custom packaging systems, NTIC also has joint ventures that manufacture, market and sell corrosion prevention technology for the oil and gas industry and the Polymer Energy™ technology and equipment that converts plastic waste into diesel, gasoline, and heavy fractions. The profits of NTIC's corporate joint ventures are shared by the respective corporate joint venture owners in accordance with their respective ownership percentages. NTIC typically owns 50% of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends or how much to pay in dividends in any given year.

NTIC has been selling its proprietary ZERUST® and EXCOR® rust and corrosion inhibiting products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets for over 30 years. NTIC also offers worldwide on-site technical consulting for rust and corrosion prevention issues. In North America, NTIC markets its technical services and ZERUST® products principally to industrial users by a direct sales force and a network of independent distributors. NTIC's technical service consultants work directly with the end users of NTIC's products to analyze their specific needs and develop systems to meet their technical requirements.

NTIC has developed proprietary corrosion inhibiting technologies for use in the mitigation of corrosion in capital assets used in the petroleum and process chemical industry and is initially targeting the sale of these new ZERUST® products to the oil and gas industry sector. During fiscal 2009, NTIC announced the signing of a multi-year contract between NTIC's Brazilian joint venture (Zerust Prevencao de Corrosao S.A.) and Petroleo Brasileiro S.A. (Petrobras) to install and service proprietary corrosion protection technologies on the roofs of an initial set of aboveground oil storage tanks at the Petrobras REDUC refinery in Rio de Janeiro, Brazil. Also during fiscal 2009, NTIC signed multiple joint research and development contracts with Petrobras's research and development group at the Leopoldo Américo Miguez de Mello Research & Development Center (CENPES) pursuant to which the parties will undertake a 20-month Petrobras funded effort to explore, understand and resolve bottom plate corrosion issues in aboveground storage tanks. A second 12-month Petrobras sponsored project also has started aimed at field trials of certain pipeline protection technologies. These initiatives are designed to help mitigate corrosion for critical oil and gas industry infrastructure. NTIC also is pursuing opportunities to market its ZERUST® corrosion prevention technology to other potential customers in the oil and gas industry across several countries through NTIC's joint venture partners and other strategic partners. NTIC believes the sale of its ZERUST® products to customers in the oil and gas industry will involve a long sales cycle, likely including a one- to two-year trial period with each customer and a slow integration process thereafter.

In addition to ZERUST® products and services, NTIC develops and markets a portfolio of bio-based and/or biodegradable (compostable) polymer resin compounds and finished products under the Natur-Tec® brand. These products are intended to reduce NTIC's customers' carbon footprint and provide environmentally sound disposal options. Natur-Tec® bio-based and biodegradable plastics are manufactured using NTIC's patented and/or proprietary technologies and are intended to replace conventional petroleum-based plastics. The Natur-Tec® bioplastics portfolio includes flexible film, foam, rigid injection molded materials and engineered plastics. Natur-Tec® biodegradable and compostable finished products include shopping and grocery bags, lawn and leaf bags, can liners, pet waste collection bags, cutlery, packaging foam and coated paper products and are engineered to be fully biodegradable in a composting environment. NTIC recently has expanded its distribution network for its Natur-Tec® products by entering into agreements with 14 new distributors and independent manufacturer's sales representatives.

NTIC's Polymer Energy LLC joint venture markets and sells a system that uses catalytic pyrolysis to convert plastic waste (primarily polyolefins) into hydrocarbons (primarily a mix of diesels, gasoline and heavy fractions) resulting in an economically viable and environmentally responsible alternative to current methods of recycling and disposal of plastic waste. Each unit can process up to ten tons of plastic waste per day, and the modular design allows for easily scalable capacity. The Polymer Energy™ process can handle plastic that is contaminated with other types of waste such as metals, glass, dirt and water and the system can tolerate up to 25% of other waste in the input waste stream. The output crude oil mix is high-grade and can be further processed in a refinery or used as an input for co-generation of electricity.

Financial Overview

Like many companies, NTIC's operating results for fiscal 2009 were adversely affected by worldwide economic conditions, particularly adverse conditions affecting the worldwide automobile industry. One of the primary markets for NTIC's ZERUST® rust and corrosion inhibiting products is the automotive industry. In particular, the U.S. auto industry furloughs in the beginning of calendar 2009 adversely affected sales of NTIC's ZERUST® products during the second and third quarters of fiscal 2009.

In response to such conditions, NTIC implemented in December 2008 and January 2009 several cost reduction measures. NTIC reduced the base salaries of its executive and other officers by approximately 15% on average, by 10% for all other employees and suspended NTIC's matching of 401(k) contributions. NTIC also implemented a hiring freeze and laid off 16% of its work force. Furthermore, significant cost concessions were requested and obtained from all of NTIC's major vendors and service providers. NTIC enacted other expense control measures across all of its departments with the objective to conserve cash and reduce expenses while protecting the essential sales and marketing efforts of each business.

NTIC's consolidated net sales from its North American operations decreased 32.4% during fiscal 2009 compared to fiscal 2008 primarily as a result of decreased demand for ZERUST® products and the elimination of the React Inc. sales, partially offset by increased sales of Natur-Tec® products. During fiscal 2009, 93.4% of NTIC's consolidated net sales from its North American operations were derived from sales of ZERUST® and EXCOR® rust and corrosion inhibiting packaging products and services. Net sales of ZERUST® products from its North American operations decreased 33.3% during fiscal 2009 compared to fiscal 2008.

During fiscal 2009, 6.3% of NTIC's consolidated net sales from its North American operations were derived from sales of Natur-Tec® products compared to 3.0% during fiscal 2008. Net sales of Natur-Tec® products increased 40.2% during fiscal 2009 compared to fiscal 2008. NTIC believes that its Natur-Tec® business during fiscal 2009 and, in particular, second and third quarters of fiscal 2009 were adversely affected by the U.S. economic recession, which NTIC believes adversely affected the ability of its principal Natur-Tec® distributor to purchase and distribute Natur-Tec® products from NTIC during that time.

As part of its cost control and cash preservation measures, NTIC eliminated any further product and market development related to certain products sold by React, Inc., which is a wholly owned subsidiary of React NTIC LLC, which is a wholly owned subsidiary of NTIC. As a result of this decision, NTIC recorded a loss on impairment of goodwill and long-lived assets of $554,000 during fiscal 2009 in connection with its React-NTI reporting unit to appropriately reflect the fair value of its assets. In addition, during fiscal 2009, NTIC derecognized previously recorded trade payables of $320,000 as a result of negotiations between NTIC and a vendor of its React-NTI, which is recorded in general and administrative expenses in NTIC's consolidated statements of operations. At August 31, 2009, the remaining net book value of the assets and liabilities of React-NTI and its subsidiaries was zero.

Cost of good sold as a percentage of net sales increased to 65.5% in fiscal 2009 compared to 60.2% in fiscal 2008 primarily as a result of fixed costs spread over decreased net sales and the decrease in gross margin of ZERUST® product sales during fiscal 2009 compared to fiscal 2008 as a result of pricing pressures from key customers and increased competition.

Total net sales of all of NTIC's joint ventures decreased 38.9% to $61,895,133 during fiscal 2009 compared to $101,279,532 during fiscal 2008 primarily as a result of decreased demand for ZERUST® products due to the global economic recession and, to a lesser extent, fluctuations in the foreign currency exchange rate of the U.S. dollar compared to other currencies in which NTIC's joint ventures conduct business. As a result of the decrease in total net sales of NTIC's joint ventures, NTIC recognized a decrease in fee income for technical and support services of 43.3%, and a decrease in its equity in income of corporate joint ventures and holding companies of 90.3% during fiscal 2009 compared to fiscal 2008. NTIC incurs direct expenses related to its corporate joint ventures and holding companies. Such expenses include product and business development, consulting, travel, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications. NTIC's direct joint venture expenses decreased 17.7% during fiscal 2009 compared to fiscal 2008. NTIC's total income from its corporate joint ventures and holding companies decreased 109.8% to a loss during fiscal 2009 compared to fiscal 2008 primarily as a result of decreased demand for ZERUST® and EXCOR® products due to adverse worldwide economic conditions.

NTIC spent $3,024,205 in fiscal 2009 and $2,532,791 in fiscal 2008 in connection with its research and development activities. NTIC anticipates that it will spend between $3,000,000 and $3,500,000 in fiscal 2010 on research and development activities related to its new technologies. These expenses are accounted for in the "Expenses incurred in support of corporate joint ventures" section of NTIC's consolidated statements of operations.

NTIC incurred a net loss of $(3,344,976), or $(0.89) per diluted common share, for fiscal 2009 compared to net income of $2,553,956, or $0.68 per diluted common share, for fiscal 2008. The net loss was primarily the result of decreased demand of NTIC's ZERUST® and EXCOR® products in the United States and internationally due to the global economic recession, and to a lesser extent, the $554,000 loss on impairment relating to React-NTI.

NTIC's working capital was $2,727,737 at August 31, 2009, including $138,885 in cash and cash equivalents. As of August 31, 2009, NTIC had $1,077,000 of borrowings under its $2,300,000 demand line of credit. In September 2009, NTIC completed a $3,552,000 registered direct offering in which it sold an aggregate of 480,000 shares of its common stock to institutional investors at a purchase price of $7.40 per share, resulting in net proceeds of approximately $3,200,000, after deducting placement agent fees and expenses and NTIC's offering expenses.

NTIC expects to meet its future liquidity requirements during at least the next 12 months by using its existing cash and cash equivalents, forecasted cash flows from future operations, distributions of earnings and technical assistance fees to NTIC from its joint venture investments and funds available through existing or anticipated financing arrangements. NTIC also may decide to raise additional financing to help fund its new businesses through the issuance of debt or equity securities.

Results of Operations

Fiscal Year 2009 Compared to Fiscal Year 2008

The following table sets forth NTIC's results of operations for fiscal 2009 and fiscal 2008. These results of operations exclude the impact of NTIC's activities with its joint ventures, other than its former joint venture React-NTIC LLC. As explained in more detail in Note 1 to NTIC's consolidated financial statements, the results of React-NTIC LLC are included in NTIC's consolidated results of operations and thus included in the table below.

	Fiscal 2009	% of Net Sales	Fiscal 2008	% of Net Sales	$ Change	% Change
Net sales	$ 8,575,308	100.0%	$12,690,752	100.0%	$(4,115,444)	(32.4)%
Cost of goods sold	5,620,668	65.5%	7,638,690	60.2%	(2,018,022)	(26.4)%
Selling expenses	2,424,682	28.3%	3,120,171	24.6%	(695,489)	(22.3)%
General and administrative expenses	2,804,257	32.7%	3,514,437	27.7%	(710,180)	(20.2)%
Lab and technical support expenses	14,639	0.2%	174,711	1.4%	(160,072)	(91.6)%
Loss on impairment	$ 554,000	NA	$ 0	NA	$ 554,000	100.0%

Net Sales. NTIC's net sales originating in the United States decreased 32.4% during fiscal 2009 compared to fiscal 2008 primarily as a result of the decrease in demand for ZERUST® products sold to existing and new customers and the elimination of the React Inc. sales, partially offset by increased sales of Natur-Tec® products.

The following table sets forth NTIC's net sales originating in the United States for fiscal 2009 and fiscal 2008 for each of NTIC's operating segments.

	Fiscal 2009	Fiscal 2008	$ Change	% Change
ZERUST® sales	$ 8,013,196	$ 12,005,151	$ (3,991,955)	(33.3)%
Natur-Tec® sales	538,542	383,904	154,638	40.3%
React-NTI sales	23,570	53,537	(29,967)	(56.0)%
React Inc. sales	—	248,160	(248,160)	(100.0)%
Total North American net sales	$ 8,575,308	$ 12,690,752	$ (4,115,444)	(32.4)%

Cost of Goods Sold. Cost of goods sold decreased 26.4% in fiscal 2009 compared to fiscal 2008 primarily as a result of the decrease in net sales. Cost of goods sold as a percentage of net sales increased to 65.5% in fiscal 2008 compared to 60.2% in fiscal 2008 primarily as a result of fixed costs spread over decreased net sales and the decrease in gross margin of ZERUST® product sales as a result of pricing pressures from key customers and increased competition.

Selling Expenses. NTIC's selling expenses decreased 22.3% in fiscal 2009 compared to fiscal 2008 primarily due to decreases of (i) compensation and employee benefits of $454,000, (ii) travel and related expenses of $40,000, (iii) consulting expenses of $105,000 and (iv) web development of $40,000. Selling expenses as a percentage of net sales increased to 28.3% in fiscal 2009 compared to 24.6% in fiscal 2008 primarily due to fixed selling expenses spread over decreased net sales.

General and Administrative Expenses. NTIC's general and administrative expenses decreased 20.2% in fiscal 2009 compared to fiscal 2008 primarily as a result of decreases in (i) audit and tax expense of $200,000, (ii) compensation and benefits expenses of $311,000, (iii) travel expenses of $76,000 and (iv) insurance expense of $74,000. As a percentage of net sales, general and administrative expenses increased significantly to 32.7% in fiscal 2009 compared to 27.7% in fiscal 2008 due to fixed general and administrative expenses spread over decreased net sales, partially offset by costs savings as a result of NTIC's cost reduction efforts during second quarter of fiscal 2009.

NTIC includes expenses in general and administrative expenses that provide benefit to the various joint ventures in addition to providing benefit to NTIC's North American operations, including specifically, expenses associated with information technology, general insurance, executive and non-executive salaries, bonuses and benefits, building expenses, audit and tax fees and expenses and directors fees and expenses.

Lab and Technical Support Expenses. NTIC's lab and technical support expenses decreased 91.6% in fiscal 2009 compared to fiscal 2008 primarily due to a change in how these expenses are allocated to sales expenses for tracking purposes. As a percentage of net sales, lab and technical support expenses decreased to 0.2% in fiscal 2009 compared to 1.4% in fiscal 2008.

Loss on Impairment. NTIC recorded a loss on impairment of goodwill and long-lived assets of $554,000 during fiscal 2009 in connection with its React-NTI reporting unit to appropriately reflect the fair value of its assets. No loss in impairment of goodwill or long-lived assets was recorded during fiscal 2008. See Note 5 to NTIC's consolidated financial statements for further information.

International Corporate Joint Ventures and Holding Companies. Net sales of NTIC's corporate joint ventures and holding companies in fiscal 2009 and fiscal 2008, excluding React-NTI LLC, were as follows:

	Fiscal 2009	**Fiscal 2008**
Industrial chemical	$59,531,742	$100,012,700
Non-industrial chemical	2,363,391	1,266,832
Total international corporate joint ventures and holding companies sales	$61,895,133	$101,279,532

The decrease in net sales of NTIC's corporate joint ventures and holding companies in fiscal 2009 compared to fiscal 2008 of 38.9% was primarily a result of decreased demand for ZERUST® and EXCOR® products as a result of the worldwide economic recession.

NTIC receives fees for technical and other support services it provides to its corporate joint ventures and holding companies based on the revenues of the individual corporate joint ventures and holding companies. NTIC recognized fee income for such support of $3,378,193 in fiscal 2009 compared to $5,956,403 in fiscal 2008, a decrease of 43.3%. The decrease in fees for technical and other support to its corporate joint ventures was due primarily to the 38.9% decrease in net sales of NTIC's corporate joint ventures and holding companies.

NTIC sponsors a worldwide corporate joint venture conference approximately every three to four years in which all of its corporate joint ventures are invited to participate. NTIC defers a portion of its technical and other support fees received from its corporate joint ventures in each accounting period leading up to the next conference, reflecting that NTIC has not fully earned the payments received during that period. The next corporate joint venture conference is scheduled to be held in the summer of 2010 or 2011. There was $288,000 of deferred income recorded within other accrued liabilities in fiscal 2009 related to this future conference. The costs associated with these joint venture conferences are offset against the deferral as incurred, generally in the period in which the conference is held and immediately before.

NTIC incurred direct expenses related to its corporate joint ventures and the holding companies of $4,451,821 in fiscal 2009 compared to $5,406,766 in fiscal 2008, a decrease of 17.7%. The decrease in direct expenses incurred relating to NTIC's corporate joint ventures and holding companies in fiscal 2009 compared to fiscal 2008 was attributable to (i) compensation and related expenses of $255,000, (ii) consulting expense of $312,000 and (iii) legal expenses of $752,000. As a percentage of net sales, direct expenses incurred relating to NTIC's corporate joint ventures and holding companies increased significantly due to fixed expenses spread over decreased net sales.

NTIC had equity in income of corporate joint ventures and holding companies of $367,238 in fiscal 2009 compared to $3,792,197 in fiscal 2008. The decrease in equity in income of 90.3% was due to decreased net sales of NTIC's corporate joint ventures and holding companies primarily resulting from the worldwide economic recession.

Interest Income. NTIC's interest income decreased to $6,340 in fiscal 2009 compared to $23,815 in fiscal 2008 primarily due to significantly fewer notes receivable in fiscal 2009 compared to fiscal 2008.

Interest Expense. NTIC's interest expense increased slightly to $132,411 in fiscal 2009 compared to $123,874 in fiscal 2008 primarily due to slightly higher average outstanding debt levels.

Income Before Income Taxes. Income before income taxes decreased to $3,646,976 in fiscal 2009 compared to $2,723,956 in fiscal 2008.

Income Tax (Benefit) Expense. Income tax benefit for fiscal 1009 was $302,000 compared to income tax expense of $170,000 for fiscal 2008. Income tax (benefit) expense was calculated based on management's estimate of NTIC's annual effective income tax rate. NTIC's annual effective income tax rate during fiscal 2009 and fiscal 2008 was lower than the statutory rate primarily due to NTIC's equity in income of corporate joint ventures being recognized based on after-tax earnings of these entities. To the extent joint ventures' undistributed earnings are distributed to NTIC, it is not expected to result in any material additional income tax liability after the application of foreign tax credits.

Fiscal Year 2008 Compared to Fiscal Year 2007

The following table sets forth NTIC's results of operations for fiscal 2008 and fiscal 2007. These results of operations exclude the impact of NTIC's activities with its joint ventures, other than React-NTIC LLC. As explained in more detail in Note 1 to NTIC's consolidated financial statements, the results of React-NTIC LLC are included in NTIC's consolidated results of operations and thus included in the table below.

	Fiscal 2008	% of Net Sales	Fiscal 2007	% of Net Sales	$ Change	% Change
Net sales	$12,690,752	100.0%	$16,829,030	100.0%	$(4,138,278)	(24.6)%
Cost of goods sold	7,638,690	60.2%	10,799,180	64.2%	(3,160,490)	(29.3)%
Selling expenses	3,120,171	24.6%	3,214,170	19.1%	(93,999)	(2.9)%
General and administrative expenses	3,514,437	27.7%	3,083,314	18.3%	431,123	14.0%
Lab and technical support expenses	$ 174,711	1.4%	$ 229,988	1.4%	$ (55,277)	(24.0)%

Net Sales. NTIC's net sales originating in the United States decreased 24.6% during fiscal 2008 as compared to fiscal 2007 primarily as a result of the loss of the principal customer of React Inc. and a slight decrease in demand for ZERUST® products sold to existing and new customers, partially offset by sales of Natur-Tec® products in fiscal 2008.

The following table sets forth NTIC's net sales originating in the United States for fiscal 2008 and fiscal 2007.

	Fiscal 2008	Fiscal 2007	$ Change	% Change
ZERUST® sales	$12,005,151	$12,044,241	$ 39,090	(0.4)%
Natur-Tec® sales	383,904	—	383,904	—
React-NTI sales	53,537	68,169	(14,632)	(21.5)%
React Inc. sales	248,160	4,716,620	(4,468,460)	(94.8)%
Total North American net sales	$12,690,752	$16,829,030	$(4,138,278)	(24.6)%

Cost of Goods Sold. Cost of goods sold decreased 29.3% in fiscal 2008 compared to fiscal 2007 primarily as a result of the significant decrease in React Inc. sales which were sold at significantly lower margins that NTIC's ZERUST® products, combined with a slight reduction in the gross margin achieved on NTIC's ZERUST® products in North America. Cost of goods sold as a percentage of net sales also decreased to 60.2% in fiscal 2008 compared to 64.2% in fiscal 2007 primarily as a result of an increase in raw material prices, primarily plastic resins.

Selling Expenses. NTIC's selling expenses decreased 2.9% in fiscal 2008 compared to fiscal 2007. Selling expenses as a percentage of net sales in fiscal 2008 increased significantly compared to same respective periods in fiscal 2007 due to the decrease in React Inc. sales.

General and Administrative Expenses. NTIC's general and administrative expenses increased 14.0% in fiscal 2008 compared to fiscal 2007 primarily as a result of increases in (i) audit and tax expense of $170,000 and (ii) salary and benefits expenses of $160,000, partially offset by a decrease in insurance expense of $30,000. As a percentage of net sales, general and administrative expenses increased significantly to 27.7% in fiscal 2008 compared to 18.3% in fiscal 2007, due to the decrease in React Inc. net sales and the increases in spending noted above.

Lab and Technical Support Expenses. NTIC's lab and technical support expenses decreased 24.0% in fiscal 2008 compared to fiscal 2007. As a percentage of net sales, lab and technical support expenses remained relatively constant at 1.4% in fiscal 2008 and 2007.

International Corporate Joint Ventures and Holding Companies. Net sales of NTIC's corporate joint ventures and holding companies in fiscal 2008 and fiscal 2007, excluding React-NTI LLC, were as follows:

	Fiscal 2008	Fiscal 2007
Industrial chemical	$100,012,700	$78,601,707
Non-industrial chemical	1,266,832	1,949,993
Total International Corporate Joint Ventures and Holding Companies sales	$101,279,532	$80,551,700

The increase in net sales of NTIC's corporate joint ventures and holding companies in fiscal 2008 compared to fiscal 2007 was primarily a result of increased demand for ZERUST and EXCOR products.

NTIC receives fees for technical and other support services it provides to its corporate joint ventures based on the revenues of the individual corporate joint ventures. NTIC recognized fee income for such support of $5,956,403 in fiscal 2008 compared to $4,976,194 in fiscal 2007, an increase of 19.8%. The increase in fees for technical and other support to its corporate joint ventures was due to the significant increase in revenues from the corporate joint ventures as a whole, as well as the foreign currency exchange rate of the U.S. dollar compared to other currencies in which NTIC's joint ventures conduct business.

NTIC sponsors a worldwide corporate joint venture conference approximately every three to four years in which all of its corporate joint ventures are invited to participate. NTIC defers a portion of its technical and other support fees received from its corporate joint ventures in each accounting period leading up to the next conference, reflecting that NTIC has not fully earned the payments received during that period. The next corporate joint venture conference is scheduled to be held in the summer of 2010. There was $96,000 of deferred income recorded within other accrued liabilities in fiscal 2008 related to this future conference. The costs associated with these joint venture conferences are offset against the deferral as incurred, generally in the period in which the conference is held and immediately before.

NTIC incurred direct expenses related to its corporate joint ventures and the holding companies of $5,406,766 in fiscal 2008 compared to $4,876,928 in fiscal 2007, an increase of 10.9%. The increase in direct expenses incurred relating to NTIC's corporate joint ventures and holding companies in fiscal 2008 compared to fiscal 2007 was attributable to the (i) legal settlement accrual for the Finnish Trademark case of $400,000 in fiscal 2008 (See Note 17 entitled "Commitments and Contingencies" to NTIC's consolidated financial statements for further information) and (ii) an increase in travel and related expenses of $45,000. This increase was partially offset by a decrease in legal expenses of $100,000. As a percentage of net sales, direct expenses incurred relating to NTIC's corporate joint ventures and holding companies increased significantly due to the decrease in React Inc. net sales for fiscal 2008 compared to fiscal 2007.

NTIC sold its 50% ownership interest in its industrial chemical joint venture in Austria for $364,000. NTIC's industrial chemical joint venture in Germany purchased NTIC's Austrian joint venture ownership interest and has consolidated the Austrian joint venture into its existing business. NTIC's German joint venture will service the territory and customers of NTIC's former Austrian joint venture. NTIC recorded a gain on sale of the joint venture interest of $172,767 as NTIC determined its interest in the entity was non-controlling.

NTIC had equity in income of corporate joint ventures and holding companies of $3,792,197 in fiscal 2008 compared to $3,201,621 in fiscal 2007. The increase in equity in income of 18.4% was due to the significant increase in revenue and profitability due to the growth of NTIC's corporate joint ventures as a whole.

Interest Income. NTIC's interest income increased to $23,815 in fiscal 2008 compared to $4,165 for fiscal 2007 due primarily to interest income received from the United Kingdom tax authorities related to interest earned on a tax refund received that covered the period from fiscal 2001 to 2007.

Interest Expense. NTIC's interest expense decreased to $123,874 in fiscal 2008 compared to $164,372 for fiscal 2007 due to lower average outstanding debt levels and decreases in interest rates during fiscal 2008.

Gain on Sale of Assets. NTIC recognized a gain on sale of assets of $5,529 during fiscal 2008 compared to a gain on sale of assets of $726,295 during fiscal 2007, $724,495 of which was due to the sale of land, building and equipment that previously served as NTIC's corporate headquarters.

Income Before Income Taxes. Income before income taxes decreased to $2,723,956 in fiscal 2008 compared to $3,409,408 in fiscal 2007.

Income Tax Expense. Income tax expense decreased to $170,000 during fiscal 2008 compared to $186,000 during fiscal 2007. Income tax expense was calculated based on management's estimate of NTIC's annual effective income tax rate. NTIC's annual effective income tax rate during fiscal 2008 and 2007 was lower than the statutory rate primarily due to NTIC's equity in income of corporate joint ventures being recognized based on after-tax earnings of these entities. To the extent joint ventures' undistributed earnings are distributed to NTIC, it is not expected to result in any material additional income tax liability after the application of foreign tax credits.

Liquidity and Capital Resources

Sources of Cash and Working Capital. As of August 31, 2009, NTIC's working capital was $2,727,737, including $138,885 in cash and cash equivalents, compared to working capital of $4,837,271, including $260,460 in cash and cash equivalents, as of August 31, 2008.

In September 2009, NTIC completed a $3,552,000 registered direct offering in which it sold an aggregate of 480,000 shares of its common stock to institutional investors at a purchase price of $7.40 per share, resulting in net proceeds of approximately $3,200,000, after deducting placement agent fees and expenses and NTIC's offering expenses. All of the shares were offered pursuant to an effective shelf registration statement.

NTIC has a $2,300,000 demand line of credit with National City Bank. Advances made under the demand line of credit are made at the sole discretion of National City Bank and are due and payable on demand. Outstanding amounts under the demand line of credit bear interest at an annual rate based on LIBOR plus 2.25%. As of August 31, 2009, the interest rate was 6.51%. Interest is payable in arrears on the 15th day of each month and on demand. As of August 31, 2009, NTIC had $1,077,000 of borrowings under the demand line of credit. Subsequent to August 31, 2009, NTIC repaid all borrowings under the demand line of credit bringing the outstanding balance as of November 20, 2009 to $0.

In September 2006, NTIC purchased the real estate and 40,000 square feet building in which its new corporate headquarters is located pursuant to a like-kind exchange transaction within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended, for a purchase price of $1,475,000. To finance the transaction, NTIC obtained a secured term loan in the principal amount of $1,275,000. The term loan matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly installments equal to approximately $10,776 (inclusive of principal and interest) commencing June 1, 2006. All of the remaining unpaid principal and accrued interest is due and payable on the May 1, 2011 maturity date, unless the bank demands payment earlier due to a covenant breach by NTIC as discussed in more detail below. The loan is secured by a first lien on the real estate and building.

Under the note governing this term loan, NTIC is subject to a minimum debt service coverage ratio of 1.0:1.0. At August 31, 2009, NTIC failed to meet this financial covenant and no waiver from the bank was obtained by NTIC for the covenant violation. As a result, an event of default occurred under the note and the bank has the right in its discretion, by giving written notice to NTIC, to declare the amount outstanding under the note immediately due and payable in full. As a result, NTIC classified all amounts outstanding with National City Bank as current liabilities on its consolidated balance sheet.

NTIC believes that a combination of its existing cash and cash equivalents, forecasted cash flows from future operations, anticipated distributions of earnings and technical assistance fees to NTIC from its joint venture investments and funds available through existing or anticipated financing arrangements, will be adequate to fund its existing operations, capital expenditures, debt repayments and any stock repurchases for at least the next 12 months. During fiscal 2009, NTIC expects to continue to invest research and development and marketing efforts and resources into its new businesses, product lines and markets, including in particular the application of its corrosion prevention technology into the oil and gas industry. In order to take advantage of such new product and market opportunities to expand its business and increase its revenues, NTIC may decide to finance such opportunities by borrowing under its line of credit or raising additional financing through the issuance of debt or equity securities. There is no assurance that any financing transaction will be available on terms acceptable to NTIC or at all, or that any financing transaction will not be dilutive to NTIC's current stockholders.

Uses of Cash and Cash Flows. Cash flows used in operations during fiscal 2009 was $1,745,538, which resulted principally from the net loss, equity income of corporate joint ventures, decreases in income taxes, accounts payable and accrued liabilities, offset by a decrease in inventories, the loss on asset impairment, a decrease in technical and other services receivables from corporate joint ventures and an increase in trade receivables excluding corporate joint ventures. Cash flows used in operations during fiscal 2008 was $2,833,214, which resulted principally from equity income of corporate joint ventures, increases in trade receivables, technical and other services receivables, inventories and gain on sale of an investment and decreases in accounts payable, offset by net income, depreciation and amortization expense and an increase in accrued liabilities.

Net cash provided by investing activities during fiscal 2009 was $1,670,310, which was comprised of dividends received from corporate joint ventures, partially offset by investment in joint ventures and additions to property and equipment. Net cash provided by investing activities during fiscal 2008 was $1,666,172, which was comprised of dividends received from corporate joint ventures and the sale of a joint venture, offset by additions to property and equipment, loans made and investment in joint ventures.

Net cash used in financing activities during fiscal 2009 was $46,347, which resulted primarily from bank overdrafts and principal payments on the bank loan for NTIC's corporate headquarters building, partially offset by borrowings made on the demand line of credit and proceeds from NTIC's employee stock purchase plan and option exercises. Net cash provided by financing activities during fiscal 2008 was $1,183,003, which resulted primarily from bank overdrafts and borrowings made on the demand line of credit and proceeds from NTIC's employee stock purchase plan, offset by principal payments on the bank loan for NTIC's corporate headquarters building.

Capital Expenditures and Commitments. NTIC had no material lease commitments as of August 31, 2009, except a lease agreement entered into by NTI Facilities, Inc., a subsidiary of NTIC, for approximately 16,994 square feet of office, manufacturing, laboratory and warehouse space in Beachwood, Ohio, requiring monthly payments of $17,500, which are adjusted annually according to the annual consumer price index, through November 2014.

NTIC has no postretirement benefit plan and does not anticipate establishing any postretirement benefit program.

Off-Balance Sheet Arrangements

NTIC does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements. As such, NTIC is not materially exposed to any financing, liquidity, market or credit risk that could arise if NTIC had engaged in such arrangements.

In fiscal 1999, a subsidiary of NTIC, NTI Facilities, Inc., acquired a one-third ownership of Omni-Northern Ltd., which owns and operates a rental property located at 23205 Mercantile Road, Beachwood, Ohio. The property had an approximate value of $2,205,000, based upon the cash-to-mortgage acquisition price of the property paid in fiscal 2000. NTIC has guaranteed up to $329,082 of Omni-Northern Ltd.'s $1,903,571 mortgage obligation with National City Bank, Cleveland, Ohio. The building is fully leased at present.

Inflation and Seasonality

Inflation in the U.S. and abroad has historically had little effect on NTIC. NTIC's business has not historically been seasonal.

Market Risk

NTIC is exposed to some market risk stemming from changes in foreign currency exchange rates, commodity prices and interest rates.

Because the functional currency of NTIC's foreign operations and investments in its foreign corporate joint ventures and holding companies is the applicable local currency, NTIC is exposed to foreign currency exchange rate risk arising from transactions in the normal course of business. NTIC's principal exchange rate exposure is with the Euro, the Japanese yen, Indian Rupee, Chinese yuan, Korean won and the English pound against the U.S. dollar. NTIC's fees for technical support and other services and dividend distributions from these foreign entities are paid in foreign currencies and thus fluctuations in foreign currency exchange rates could result in declines in NTIC's reported net income. Since NTIC's investments in its corporate joint ventures and holding companies are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change NTIC's equity in income of joint ventures and holding companies reflected in its consolidated statements of income. NTIC does not hedge against its foreign currency exchange rate risk.

Some raw materials used in NTIC's products are exposed to commodity price changes. The primary commodity price exposures are with a variety of plastic resins.

NTIC's demand line of credit bears interest at a rate based on LIBOR and thus may subject NTIC to some market risk on interest rates. As of August 31, 2009, NTIC had $1,077,000 of borrowings under its $2,300,000 demand line of credit. Subsequent to August 31, 2009, NTIC repaid all borrowings under the demand line of credit bringing the outstanding balance as of November 20, 2009 to $0.

Related Party Transactions

See Note 15 to NTIC's consolidated financial statements for related party transaction disclosure.

Critical Accounting Policies

The preparation of NTIC's consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Securities and Exchange Commission has defined a company's most critical accounting policies as those that are most important to the portrayal of its financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, NTIC has identified the following critical accounting policies. Although NTIC believes that its estimates and assumptions are reasonable, they are based upon information available when they are made. Actual results may differ significantly from these estimates under different assumptions or conditions.

Principles of Consolidation and Investments in Corporate Joint Ventures

The consolidated financial statements include the accounts of Northern Technologies International Corporation, its wholly owned subsidiaries, NTI Facilities, Inc., Northern Technologies Holding Company, LLC and React-NTI LLC. NTIC's consolidated financial statements do not include the accounts of any of its corporate joint ventures.

NTIC's investments in its corporate joint ventures are accounted for using the equity method. Periodically, NTIC evaluates the investments for any impairment and assesses the future cash flow projections to determine if there are any going concern issues. If an investment were determined to be impaired, then a reserve would be created to reflect the impairment on the financial results of NTIC. NTIC's evaluation of its investments in corporate joint ventures requires NTIC to make assumptions about future cash flows of its corporate joint ventures. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts. NTIC's investments in corporate joint ventures were $14,329,122 and $16,016,347 as of August 31, 2009 and 2008, respectively.

Accounts and Notes Receivable

NTIC values accounts and notes receivable, net of an allowance for doubtful accounts. Each quarter, NTIC prepares an analysis of its ability to collect outstanding receivables that provides a basis for an allowance estimate for doubtful accounts. In doing so, NTIC evaluates the age of its receivables, past collection history, current financial conditions of key customers, and economic conditions. Based on this evaluation, NTIC establishes a reserve for specific accounts and notes receivable that it believes are uncollectible, as well as an estimate of uncollectible receivables not specifically known. Deterioration in the financial condition of any key customer or a significant slowdown in the economy could have a material negative impact on NTIC's ability to collect a portion or all of the accounts and notes receivable. NTIC believes that an analysis of historical trends and its current knowledge of potential collection problems provide NTIC with sufficient information to establish a reasonable estimate for an allowance for doubtful accounts. However, since NTIC cannot predict with certainty future changes in the financial stability of its customers, NTIC's actual future losses from uncollectible accounts may differ from its estimates. In the event NTIC determined that a smaller or larger uncollectible accounts reserve is appropriate, NTIC would record a credit or charge to selling expense in the period that it made such a determination. Accounts receivable have been reduced by an allowance for uncollectible accounts of $79,000 and $10,000 at August 31, 2009 and August 31, 2008, respectively.

Revenue Recognition

NTIC recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. These criteria are met at the time of shipment when risk of loss and title pass to the customer or distributor.

Recoverability of Long-Lived Assets

NTIC reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable and determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. If the sum of the expected undiscounted future net cash flows were less than the carrying value, NTIC would determine whether an impairment loss should be recognized. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset.

Foreign Currency Translation (Accumulated Other Comprehensive Income)

The functional currency of each international corporate joint venture is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average monthly exchange rate. Translation gains or losses are reported as an element of accumulated other comprehensive income.

NTIC conducts all foreign transactions based on the U.S. dollar, except for its investments in various foreign corporate joint ventures and holding companies. Since NTIC's investments in its corporate joint ventures and holding companies are accounted for using the equity method, any changes in foreign currency exchange rates would be reflected as a foreign currency translation adjustment and would not change the equity in income of joint ventures and holding companies reflected in NTIC's consolidated statement of income.

Stock-Based Compensation

NTIC recognizes compensation cost relating to share-based payment transactions, including grants of employee stock options in its financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. NTIC measures the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and recognizes the cost over the period the employee is required to provide services for the award.

Recent Accounting Pronouncements

See Note 2 to NTIC's consolidated financial statements for a discussion of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This Item 7A is inapplicable to NTIC as a smaller reporting company and has been omitted pursuant to Item 305(e) of SEC Regulation S-K.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



The following items are included herein:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, Audit Committee and Board of Directors
Northern Technologies International Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Northern Technologies International Corporation and Subsidiaries as of August 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northern Technologies International Corporation and Subsidiaries as of August 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
November 30, 2009

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - AUGUST 31, 2009 AND 2008

		August 31, 2009		August 31, 2008
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	138,885	$	260,460
Receivables:				
Trade excluding corporate joint ventures, less allowance for doubtful accounts of $79,000 & $10,000 at August 31, 2009 & 2008, respectively		1,373,802		1,962,222
Trade corporate joint ventures		662,954		530,609
Technical and other services, corporate joint ventures		1,760,602		3,065,738
Income taxes		173,038		28,961
Inventories		2,002,622		2,725,466
Prepaid expenses		138,086		179,766
Deferred income taxes		218,900		183,300
Total current assets		6,468,889		8,936,522
PROPERTY AND EQUIPMENT, net		3,542,169		3,754,565
OTHER ASSETS:				
Investments in corporate joint ventures:				
Industrial chemical		13,727,097		15,676,876
Industrial non-chemical		337,025		339,471
Deferred income taxes		1,336,700		837,300
Notes receivable		140,000		140,000
Industrial patents and trademarks, net		888,065		1,015,321
Goodwill		—		304,000
Other		42,975		325,557
		16,471,862		18,638,525
	$	26,482,920	$	31,329,612
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Bank overdrafts	$	—	$	1,039,757
Borrowings made on line of credit		1,077,000		86,000
Current portion of note payable (Note 8)		1,179,973		31,556
Accounts payable		630,363		1,251,522
Accrued liabilities:				
Payroll and related benefits		261,579		1,102,992
Deferred joint venture royalties		288,000		288,000
Other		304,202		195,324
Total current liabilities		3,741,117		3,995,151
NOTE PAYABLE, NET OF CURRENT PORTION		—		1,179,972
MINORITY INTEREST		—		3,398
STOCKHOLDERS' EQUITY:				
Preferred stock, no par value; authorized 10,000 shares; none issued and outstanding		—		—
Common stock, $0.02 par value per share; authorized 10,000,000 shares; issued and outstanding 3,756,596 and 3,729,457, respectively		75,132		74,589
Additional paid-in capital		5,631,767		5,271,384
Retained earnings		15,327,962		18,672,938
Accumulated other comprehensive income		1,706,942		2,132,180
Total stockholders' equity		22,741,803		26,151,091
	$	26,482,920	$	31,329,612

See notes to consolidated financial statements.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED AUGUST 31, 2009 AND 2008

	2009	2008
NORTH AMERICAN OPERATIONS:		
Net sales	$ 8,575,308	$ 12,690,752
Cost of good sold	5,620,668	7,638,690
Gross profit	2,954,640	5,052,062
Operating expenses:		
Selling	2,424,682	3,120,171
General and administrative	2,804,257	3,514,437
Lab and technical support	14,639	174,711
Loss on impairment	554,000	—
	5,797,578	6,809,319
NORTH AMERICAN OPERATING LOSS	(2,842,938)	(1,757,257)
CORPORATE JOINT VENTURES AND HOLDING COMPANIES:		
Equity in income of industrial chemical corporate joint ventures and holding companies	360,887	3,908,438
Equity in income (loss) of industrial non-chemical corporate joint ventures and holding companies	6,351	(116,241)
Gain on sale of industrial chemical corporate joint venture	—	172,767
Fees for technical support and other services provided to corporate joint ventures	3,378,193	5,956,403
Expenses incurred in support of corporate joint ventures	(4,451,821)	(5,406,766)
(LOSS) INCOME FROM ALL CORPORATE JOINT VENTURES AND HOLDING COMPANIES	(706,390)	4,514,601
INTEREST INCOME	6,340	23,815
INTEREST EXPENSE	(132,411)	(123,874)
OTHER INCOME	25,025	28,407
GAIN ON SALE OF ASSETS	—	5,529
MINORITY INTEREST	3,398	32,735
(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(3,646,976)	2,723,956
INCOME TAX (BENEFIT) EXPENSE	(302,000)	170,000
NET (LOSS) INCOME	$ (3,344,976)	$ 2,553,956
NET (LOSS) INCOME PER COMMON SHARE:		
Basic	$ (0.89)	$ 0.69
Diluted	$ (0.89)	$ 0.68
WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:		
Basic	3,749,012	3,714,940
Diluted	3,749,012	3,757,492

See notes to consolidated financial statements.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AUGUST 31, 2009 AND 2008

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Earnings	Income	Equity
BALANCE AT AUGUST 31, 2007	3,683,016	$73,660	$4,755,146	$16,118,982	$1,454,273	$22,402,061
Stock issued in lieu of accrued payroll	33,595	672	333,598			334,270
Exercise of stock options	2,000	40	10,600	-	-	10,640
Stock issued for employee stock purchase plan	10,846	217	75,708			75,925
Stock option expense			96,332			96,332
Comprehensive income, 2008:						
Foreign currency translation adj. (net of tax)	-	-	-	-	677,907	677,907
Net income	-	-	-	2,553,956	-	2,553,956
Comprehensive income, 2008						3,231,863
BALANCE AT AUGUST 31, 2008	3,729,457	$74,589	$5,271,384	$18,672,938	$2,132,180	$26,151,091
Stock issued in lieu of accrued payroll	21,513	430	226,531			226,961
Exercise of stock options	2,000	40	10,460	-	-	10,500
Stock issued for employee stock purchase plan	3,626	73	23,392			23,465
Stock option expense			100,000			100,000
Comprehensive income, 2009:						
Foreign currency translation adj. (net of tax)	-	-	-	-	(425,238)	(425,238)
Net loss	-	-	-	(3,344,976)	-	(3,344,976)
Comprehensive loss, 2009						(3,770,214)
BALANCE AT AUGUST 31, 2009	3,756,596	$75,132	$5,631,767	$15,327,962	$1,706,942	$22,741,803

See notes to consolidated financial statements.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED AUGUST 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (3,344,976)	$2,553,956
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Expensing of fair value of stock options vested	100,000	96,332
Change in allowance for doubtful accounts	69,000	(20,000)
Depreciation expense	396,653	354,088
Amortization expense	120,612	153,795
Loss on asset impairment	554,000	—
Loss (gain) on disposal of assets	46,302	(5,529)
Minority interest	(3,398)	(32,735)
Equity in income (loss) from corporate joint ventures:		
Industrial chemical	(360,887)	(3,908,438)
Industrial non-chemical	(6,351)	116,241
Deferred income taxes	(535,000)	320,900
Gain on sale of industrial chemical corporate joint venture	—	(172,767)
Deferred joint venture royalties	—	96,000
Change in current assets and liabilities:		
Receivables:		
Trade excluding corporate joint ventures	519,420	(319,802)
Trade corporate joint ventures	(132,345)	111,909
Technical and other services receivables, corporate joint ventures	1,305,136	(1,551,599)
Income taxes	(144,077)	794
Inventories	722,844	(1,089,393)
Prepaid expenses and other	74,262	4,641
Accounts payable	(621,159)	(85,921)
Accrued liabilities	(505,574)	544,314
Net cash used in operating activities	(1,745,538)	(2,833,214)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in corporate joint ventures	(695,662)	(117,950)
Proceeds from the sale of assets	—	6,201
Dividends received from corporate joint ventures	2,589,887	1,983,316
Proceeds from sale of industrial chemical corporate joint ventures	—	364,000
Loans made	—	(140,000)
Additions to property and equipment	(184,257)	(316,864)
Decrease in other assets	—	55,434
Additions to industrial patents	(39,658)	(167,965)
Net cash provided by investing activities	1,670,310	1,666,172
CASH FLOWS FROM FINANCING ACTIVITIES:		
Bank overdraft	(1,039,757)	1,039,757
Repayment of note payable	(31,555)	(29,319)
Net borrowings/(repayments) made on line of credit	991,000	86,000
Proceeds from employee stock purchase plan	23,465	75,925
Proceeds from exercise of stock options	10,500	10,640
Net cash (used in) provided by financing activities	(46,347)	1,183,003
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(121,575)	15,961
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	260,460	244,499
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 138,885	$ 260,460

See notes to consolidated financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Northern Technologies International Corporation and Subsidiaries (the Company) develops and markets proprietary environmentally beneficial products and technical services either directly or via a network of joint ventures and independent distributors in over 50 countries. The Company's primary business is corrosion prevention. The Company has been selling its proprietary ZERUST® and EXCOR® rust and corrosion inhibiting products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets, for over 30 years. The Company also offers worldwide on-site technical consulting for rust and corrosion prevention issues. The Company also has three new businesses that have started recently to generate revenue: (1) corrosion prevention technology specifically designed for the oil and gas industry, which the Company sells both directly and through joint ventures; (2) a product line of compounds and finished products based on a portfolio of proprietary bio-plastic technologies marketed under the Natur-Tec® brand, which the Company sells directly and through distributors and manufacturer's sales representatives; and (3) technology and equipment that converts plastic waste into diesel, gasoline and heavy fractions, which is exclusively licensed and sold through the Company's joint venture Polymer Energy, LLC in North America and Asia. The Company participates, either directly or indirectly through holding companies, in 27 active corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East. Each of these joint ventures generally manufactures and markets finished products in the geographic territory to which it is assigned. While most of the Company's joint ventures currently sell rust and corrosion inhibiting products and custom packaging systems, the Company also has joint ventures that manufacture, market and sell the Company's Polymer Energy™ technology and equipment that converts plastic waste into diesel, gasoline, and heavy fractions, and its corrosion prevention technology used in the oil and gas industry. The profits of the Company's corporate joint ventures are shared by the respective corporate joint venture owners in accordance with their respective ownership percentages. The Company typically owns 50% of its joint venture entities and thus does not control the decisions of these entities regarding whether to pay dividends or how much to pay in dividends in any given year.

Sales Originating in North America – The Company considers sales originating in North America to be all sales shipped and invoiced from the Company's facilities located in Minnesota and Ohio. There are no sales from the Company's corporate joint ventures included in the amount, as the Company's investments in its corporate joint ventures are accounted for using the equity method, except for React-NTI LLC.

Cash and Cash Equivalents - The Company includes as cash and cash equivalents highly liquid, short-term investments with maturity of three months or less when purchased, which are readily convertible into known amounts of cash. The Company maintains its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits.

Accounts Receivable - The Company reviews customers' credit histories before extending unsecured credit and establishes an allowance for uncollectible accounts based upon factors surrounding the credit risk of specific customers and other information. Accounts receivable over 30 days are considered past due for most customers. The Company does not accrue interest on past due accounts receivable. If accounts receivable in excess of the provided allowance are determined uncollectible, they are charged to selling expense in the year that determination is made. Accounts receivable are deemed uncollectible based on the Company exhausting reasonable efforts to collect. Accounts receivable have been reduced by an allowance for uncollectible accounts of $79,000 and $10,000 at August 31, 2009 and 2008, respectively.

Inventories - Inventories are recorded at the lower of cost (first-in, first-out basis) or market.

Property and Depreciation - Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated service lives of the various assets as follows:

Buildings and improvements	5-30 years
Machinery and equipment	3-10 years

Investments in Corporate Joint Ventures - Investments in the Company's corporate joint ventures are accounted for using the equity method, except React-NTI LLC which has been consolidated (see below). Under the equity method, investments are initially recorded at cost and are adjusted for dividends, distributed and undistributed earnings and losses, changes in foreign exchange rates and additional investments. In the event the Company's share of joint venture's cumulative losses exceed the Company's investment balance, the balance is reported at zero value until proportionate income exceeds the losses. Periodically, the Company evaluates the investments for any impairment and assesses the future cash flow projections to determine if there are any going concern issues. If an investment is determined to be impaired, a reserve is created to reflect the impairment on the financial results of the Company.

Recoverability of Long-Lived Assets - The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with expected net cash flows expected to be provided by operating activities of the business or related products. If the sum of the expected undiscounted future net cash flows is less than the carrying value, the Company evaluates if an impairment loss should be recognized. An impairment loss is measured by comparing the amount by which the carrying value exceeds the fair value of the asset.

Goodwill - The Company recorded a loss on impairment of goodwill and long-lived assets of $554,000 during the fiscal year ended August 31, 2009 in connection with its React-NTI reporting unit to appropriately reflect the fair value of the related assets. At August 31, 2009, the remaining net book value of the assets and liabilities of React-NTI and its subsidiaries was zero. The Company did not record any impairment charges during the fiscal year ended August 31, 2008.

Principles of Consolidation - The consolidated financial statements include the accounts of Northern Technologies International Corporation and its wholly owned subsidiaries, NTI Facilities, Inc., Northern Technologies Holding Company, LLC and React-NTI LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

Income Taxes - The Company utilizes the liability method of accounting for income taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Foreign Currency Translation (Accumulated Other Comprehensive Income) - The functional currency of each international corporate joint venture is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average monthly exchange rate. Translation gains or losses are reported as an element of accumulated other comprehensive income.

Revenue Recognition - The Company recognizes revenue from the sale of its products when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured.

Fair Value of Financial Instruments – The carrying value of cash, short-term accounts and notes receivable, notes payable, trade accounts payables, and other accrued expenses approximate fair value because of the short maturity of those instruments. The fair value of the Company's long-term debt approximates the carrying values based upon current market rates of interest.

Shipping and Handling - The Company records all amounts billed to customers in a sales transaction related to shipping and handling as sales. The Company records costs related to shipping and handling in cost of goods sold.

Research and Development - The Company expenses all costs related to product research and development as incurred. The Company incurred $3,024,205 in fiscal 2009 and $2,532,791 in fiscal 2008 in connection with its research and development activities. These fees are accounted for in the "Expenses incurred in support of corporate joint ventures" section of statements of operations.

During the year ended August 31, 2009, the Company was awarded multiple research and development contracts. The Company accrues proceeds received under the grants and offsets research and development expenses incurred in equal installments over the timelines associated with completion of the grants specific objectives and milestones. At August 31, 2009, the Company deferred amounts received of $245,000 in other accrued liabilities, as the Company had not yet performed under the obligations of the contracts. No such amounts were accrued at August 31, 2008.

Deferred Joint Venture Royalties – The Company sponsors a worldwide corporate joint venture conference approximately every three to four years, in which all of its corporate joint ventures are invited to participate. It defers a portion of its technical and other support fees received from its corporate joint ventures in each accounting period leading up to the next conference, reflecting that the Company has not earned portions of the payments received. The next corporate joint venture conference is scheduled to be held in the summer 2011. At August 31, 2009 and 2008, the Company has accrued $288,000 of deferred joint venture royalties recorded related to this future conference.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162". This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. The objective of this Statement is to replace Statement 162 and to establish the FASB Accounting Standards

Codification TM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company does not believe that the adoption of SFAS 168 will have a material effect on its results of operations, financial position or cash flows.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 167, "Amendments to FASB Interpretation No. 46(R)", which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R). This statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. This statement will be effective for the Company beginning in fiscal 2011. The Company is assessing the potential impact of adoption.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140 ("SFAS 166"). SFAS 166 is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. SFAS 166 must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The Company is assessing the potential impact on adoption.

Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. Additionally, the disclosure provisions of this Statement should be applied to transfers that occurred both before and after the effective date of this Statement. The Company is assessing the potential impact of adoption.

In May 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 165, Subsequent Events ("SFAS 165"). SFAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS 165 is effective for interim and annual periods ending after June 15, 2009.

In April 2009, the FASB issued FASB Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This Staff Position clarifies the application of FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. Additionally, FASB Staff Position No. 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The guidance in this Staff Position is effective for interim and annual reporting periods ending after June 15, 2009, and must be applied prospectively. The adoption of this Staff Position did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

3. INVENTORIES

Inventories consisted of the following:

	August 31, 2009	August 31, 2008
Production materials	$ 947,677	$ 1,039,549
Finished goods	1,054,945	1,685,917
	$ 2,002,622	$ 2,725,466

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	August 31, 2009	August 31, 2008
Land	$ 310,365	$ 310,365
Buildings and improvements	3,083,598	3,031,103
Machinery and equipment	1,641,878	1,608,570
	5,035,841	4,950,038
Less accumulated depreciation	(1,493,672)	(1,195,473)
	$3,542,169	$ 3,754,565

5. INDUSTRIAL PATENTS AND TRADEMARKS, NET

Industrial patents and trademarks, net consisted of the following:

	August 31, 2009	August 31, 2008
Patents and trademarks	$ 1,430,352	$ 1,580,172
Less accumulated amortization	(542,287)	(564,851)
	$ 888,065	$ 1,015,321

Patent and trademark costs are amortized over seven years once it is filed and approved. Amortization expense was $120,612 and $135,848 for the years ended August 31, 2009 and 2008, respectively. Amortization expense is estimated to approximate $140,000 in each of the next five fiscal years.

6. INVESTMENTS IN CORPORATE JOINT VENTURES

Composite financial information from the audited and unaudited financial statements of the Company's joint ventures carried on the equity basis is summarized as follows:

	August 31, 2009	August 31, 2008
Current assets	$43,863,290	$51,847,643
Total assets	50,224,882	58,958,102
Current liabilities	17,260,943	20,424,810
Noncurrent liabilities	2,325,943	4,756,650

	August 31, 2009	August 31, 2008
Joint ventures' equity	30,637,996	33,776,642
Northern Technologies International Corporation's share of Corporate Joint Ventures' equity	$14,064,122	$16,016,347

	August 31, 2009	August 31, 2008
Net sales	$61,895,133	$101,279,532
Gross profit	28,700,894	44,224,644
Net income	535,563	6,401,755
Northern Technologies International Corporation's share of equity in income of Corporate Joint Ventures	$ 367,238	$ 3,792,197
Northern Technologies International Corporation's share of Corporate Joint Ventures undistributed earnings	$12,474,513	$ 14,324,709

The financial statements of the Company's foreign joint ventures are prepared using accounting principles accepted in the joint ventures' country of domicile. Amounts related to foreign joint ventures reported in the above tables and the accompanying financial statements have been adjusted to approximate U.S. GAAP in all material respects. All material profits recorded on sales from the Company to its joint ventures have been eliminated for financial reporting purposes.

During fiscal 2009 and fiscal 2008, the Company invested in corporate joint ventures as follows:

During fiscal 2009, the Company invested $666,662 in its existing industrial chemical joint venture in India. The Company has a 50% ownership interest in the India joint venture. The total increased capitalization by each owner of the joint venture was $1,333,326.

During fiscal 2009, the Company invested $29,000 in a new joint venture in Russia to specifically engage in the oil & gas industry. The Company has a 50% ownership interest in the new Russian joint venture. It is anticipated that each owner will contribute an additional $29,000 during fiscal 2010 toward the capitalization proportionately.

During fiscal 2008, the Company invested $87,950 in a non-industrial chemical joint venture in Thailand in addition to $143,000 previously invested in December 2006. The Company has a 50% ownership interest in the Thailand joint venture entity. The Thailand joint venture entity had no operations prior to the Company's investment in December 2006. The total contributions made by both owners of the Thailand joint venture were $461,900 as of August 31, 2008.

During fiscal 2008, the Company invested $30,000 in to its consumer products joint venture to be used for working capital. The Company has a 50% ownership interest in its consumer products joint venture entity. The total contributions made by both owners of the consumer products joint venture were $60,000 as of August 31, 2008.

During fiscal 2008, the Company sold its 50% interest in its industrial chemical joint venture in Austria for $364,000. The Company's industrial chemical joint venture in Germany purchased the Company's 50% joint venture interest and has consolidated the Austrian joint venture entity into its existing business. The Company recorded a gain on the sale of $172,767, as the Company has determined its interest in the entity was non-controlling.

7. DISSOLUTION OF REACT, INC. BUSINESS

As previously disclosed, almost all historical sales by React-NTI included in the Company's consolidated statement of operations were derived from sales by React Inc., a 100% owned subsidiary of React-NTI, of proprietary ink additives to one customer. During fourth quarter of fiscal 2007, this customer notified React Inc. that no future orders would be placed after current orders were received. As a result, the Company anticipated no additional sales of proprietary ink additives. Concurrent with the decline of its ink additive sales, React-NTI continued to develop and pursue additional sales through a patented sintered metal mold release agent sold under the brand name SERAVAT™ and renewable resource-based personal care chemical additive under the brand name Farona™. In fiscal 2009, the Company implemented several cost control and cash preservation measures. These measures included elimination of further product and market development related to these products.

As a result of these changes, management determined that the fair value of the React-NTI reporting unit was less than the carrying value. As a result, a loss on impairment of goodwill and intangible assets of $554,000 was recorded for fiscal 2009 to appropriately reflect the fair value of the related assets. The fair value of the goodwill and intangible assets was determined through analysis of projected discount cash flows, which are expected to be minimal beyond fiscal year 2009. This evaluation included the use of level 3 inputs under the fair value hierarchy. In addition, during fiscal 2009, the Company derecognized previously recorded trade payables of $320,000 as a result of negotiations between the Company and its vendor. This amount is recorded in general and administrative expenses in the Company's consolidated statement of operations. At August 31, 2009, the remaining net book value of the assets and liabilities of React-NTI and its subsidiaries approximates $0.

8. CORPORATE DEBT

The Company has a demand line of credit of $2,300,000 with National City Bank. Advances made under the demand line of credit are made at the sole discretion of National City Bank and are due and payable on demand. Outstanding amounts under the demand line of credit bear interest at an annual rate based on LIBOR plus 2.25%. As of August 31, 2009, the interest rate was 6.51% and the weighted average rate was 4.56% for the year ended August 31, 2009. As of August 31, 2008, the interest rate was 4.72% and the weighted average rate was 7.18% for the year ended August 31, 2008. Interest is payable in arrears on the 15th day of each month and on demand. There was $1,077,000 outstanding under the demand line of credit as of August 31, 2009. No amounts were committed under the line of credit to cover letters of credit as of August 31, 2009. There was $86,000 outstanding under the demand line of credit and an additional $600,000 was committed from the demand line of credit to cover a letter of credit as of August 31, 2008.

In connection with the purchase of its corporate headquarters, in September 2006, the Company entered into a term loan with a principal amount of $1,275,000 that matures on May 1, 2011, bears interest at a fixed rate of 8.01% and is payable in 59 monthly payments equal to approximately $10,776 (inclusive of principal and interest). All of the remaining unpaid principal and accrued interest is due and payable on the maturity date. The term loan is secured by a first lien on the Company's Circle Pines facility pursuant to a Mortgage dated as of May 3, 2006 between Northern Technologies Holding Company LLC and National City Bank and is guaranteed by the Company. Future required minimum payments on the term loan are as follows:

Fiscal 2009	$31,556
Fiscal 2010	$34,897
Fiscal 2011	$1,145,075

Under the note governing the term loan, the Company is subject to a minimum debt service coverage ratio of 1.0:1.0. At August 31, 2009, the Company failed to meet this financial covenant and no waiver from the bank was obtained by the Company for the covenant violation. As a result, an event of default occurred under the note and the bank has the right in its discretion, by giving written notice to the Company, to declare the amount outstanding under the note immediately due and payable in full. As a result, the Company classified all amounts outstanding with National City Bank as current liabilities on its consolidated balance sheet.

9. STOCKHOLDERS' EQUITY

During fiscal 2009, the Company did not purchase or retire any shares of its common stock. The following stock options to purchase shares of common stock were exercised during fiscal 2009:

Options Exercised	Exercise Price
2,000	$5.25

During fiscal 2008, the Company did not purchase or retire any shares of its common stock. The following stock options to purchase shares of common stock were exercised during fiscal 2008:

Options Exercised	Exercise Price
2,000	$5.30

During fiscal 2009, the Company granted stock bonuses under the Northern Technologies International Corporation 2007 Stock Incentive Plan for an aggregate of 21,513 shares of its common stock to various employees. The fair value of the shares of the Company's common stock as of the date of grant of the stock bonuses was $226,961, based on the closing sale price of a share of the Company's common stock on the date of grant. The fair value of common stock granted in 2009 was based on fiscal 2008 performance and was included in accrued liabilities at August 31, 2008 (Note 17).

During fiscal 2008, the Company granted stock bonuses under the Northern Technologies International Corporation 2007 Stock Incentive Plan for an aggregate of 33,595 shares of its common stock to various employees. The fair value of the shares of the Company's common stock as of the date of grant of the stock bonuses was $334,270, based on the closing sale price of a share of the Company's common stock on the date of grant. The fair value of common stock granted in 2009 was based on fiscal 2008 performance and was included in accrued liabilities at August 31, 2007 (Note 17).

10. TOTAL COMPREHENSIVE (LOSS) INCOME

The Company's total comprehensive (loss) income was as follows:

	Years Ended	
	August 31, 2009	August 31, 2008
Net (loss) income	$ (3,344,976)	$ 2,553,956
Other comprehensive (loss) income – foreign currency translation adjustment	(425,238)	677,907
Total comprehensive (loss) income	$ (3,770,214)	$ 3,231,863

11. NET (LOSS) INCOME PER COMMON SHARE

Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of common shares outstanding. Diluted net (loss) income per share assumes the exercise of stock options using the treasury stock method, if dilutive.

There were options to purchase an aggregate of 137,472 shares of common stock excluded from the computation of common share equivalents as of August 31, 2009 since the Company reported a loss for the year. No options were excluded from the computation as of August 31, 2008 since all stock option exercise prices were less than the average market price of a share of common stock.

12. STOCK-BASED COMPENSATION

In January 2007, the Company's stockholders approved the Northern Technologies International Corporation 2007 Stock Incentive Plan (the "2007 Plan") and the Northern Technologies International Corporation Employee Stock Purchase Plan (the "ESPP"). The Compensation Committee of the Board of Directors administers both of the plans.

The 2007 Plan replaced the Northern Technologies International Corporation 2000 Stock Incentive Plan, which was terminated with respect to future grants, but will continue to govern grants outstanding under such plan. The 2007 Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, stock unit awards, performance awards and stock bonuses to eligible recipients to enable the Company and its subsidiaries to attract and retain qualified individuals through opportunities for equity participation in the Company, and to reward those individuals who contribute to the achievement of the Company's economic objectives. Up to a total of 400,000 shares of the Company's common stock has been reserved for issuance under the 2007 Plan, subject to adjustment as provided in the 2007 Plan. Options granted under the 2007 Plan generally have a term of five years and become exercisable over a three- or four-year period beginning on the one-year anniversary date of the grant. Options are granted at per share exercise prices equal to the market value of the Company's common stock on the date of grant. To date, only stock options and stock bonuses have been granted under the 2007 Plan.

The maximum number of shares of common stock of the Company available for issuance under the ESPP is 100,000 shares, subject to adjustment as provided in the ESPP. The ESPP provides for six-month offering periods beginning on September 1 and March 1 of each year. The purchase price of the shares is 90% of the lower of the fair market value of common stock at the beginning or end of the offering period. This discount may not exceed the maximum discount rate permitted for plans of this type under Section 423 of the Internal Revenue Code of 1986, as amended. The ESPP is compensatory for financial reporting purposes.

The fair value of option grants is determined at date of grant, using the Black-Scholes option pricing model with the assumptions listed below. The volatility factor used in the Black-Scholes option pricing model is based on historical stock price fluctuations and the risk free interest rate is based on U.S. treasury rates appropriate for the expected term. Dividend yield and expected volatility are estimated using historical amounts that are anticipated to be consistent with current values. Expected life of option is based on the life of the option agreements. Based on these valuations, the Company recognized compensation expense of $100,000 and $96,322 during fiscal 2009 and 2008, respectively, related to the options that vested during such time period. As of August 31, 2009, the total compensation cost for nonvested options not yet recognized in the Company's statements of operations was $138,261, net of estimated forfeitures which were $0 as of August 31, 2009. That cost is expected to be recognized over an expected weighted-average period of 1.35 years. Stock-based compensation expense of $90,424 and $47,837 are expected to be recognized during fiscal 2010 and 2011, respectively. Future option grants will impact the compensation expense recognized.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions and results for the grants:

	August 31, 2009	August 31, 2008
Dividend yield	2.00%	2.00%
Expected volatility	46.7%	42.1%

	August 31, 2009	August 31, 2008
Expected life of option	5 years	5 years
Average risk-free interest rate	2.88%	3.81%

Stock option activity during the periods indicated is as follows:

	Number of Shares (#)	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at August 31, 2007	86,167	$ 5.67	
Options granted	38,472	9.27	
Options exercised	(2,000)	5.32	
Options terminated	(3,167)	7.83	
Outstanding at August 31, 2008	119,472	$ 7.00	
Options granted	30,000	12.84	
Options exercised	(2,000)	5.25	
Options terminated	(10,000)	5.35	
Outstanding at August 31, 2009	137,472	$ 8.42	$ 0.00
Exercisable at August 31, 2009	96,487	$ 7.20	$ 0.00
Available for future grant at August 31, 2009	278,420		

The following table summarizes information about stock options outstanding and exercisable at August 31, 2009:

Option Grant Date	Per Share Exercise Prices	Remaining Contractual Life (years)	Number of Options Outstanding (#)	Number of Options Exercisable (#)
11/12/2004	$ 6.15	0.2	3,000	3,000
9/1/2005	5.75	1.0	10,000	10,000
11/4/2005	5.38	1.2	48,000	48,000
9/1/2006	8.01	2.0	10,000	10,000
9/1/2007	9.75	3.0	10,000	6,665
11/16/2007	9.95	3.2	25,140	8,380
5/2/2008	7.75	3.7	1,332	444
9/1/2008	12.84	4.0	30,000	9,998
			137,472	96,487

The weighted average fair value of options granted during fiscal 2009 and 2008 was $4.78 and $3.50, respectively. The weighted average remaining contractual life of the options outstanding as of August 31, 2009 and 2008 was 2.35 years and 2.78 years, respectively.

13. GEOGRAPHIC AND SEGMENT INFORMATION

Net sales by geographic location as a percentage of total consolidated net sales were as follows:

	August 31, 2009	August 31, 2008
Inside the U.S.A. to unaffiliated customers	83.6%	78.3%

	August 31, 2009	August 31, 2008
Outside the U.S.A. to:		
Corporate Joint Ventures in which the Company is a shareholder directly and indirectly............	13.4%	12.3%
Unaffiliated customers	3.0%	9.4%
	100.0%	100.0%

Net sales by geographic location are based on the location of the customer.

The following table sets forth NTIC's net sales for fiscal 2009 and fiscal 2008 by segment:

	Fiscal 2009	Fiscal 2008	$ Change	% Change
ZERUST® sales.....................................	$8,013,196	$12,005,151	$(3,991,955)	(33.3)%
Natur-Tec® sales	538,542	383,904	154,638	40.2%
React-NTI sales......................................	23,570	53,537	(29,967)	(56.0)%
React Inc. sales......................................	—	248,160	(248,160)	(100.0)%
Total North American net sales.............	$8,575,308	$12,690,752	$(4,115,444)	(32.4)%

The following table sets forth NTIC's cost of sales for fiscal 2009 and fiscal 2008 by segment:

	Fiscal 2009	% of Product Sales*	Fiscal 2008	% of Product Sales*
Direct Cost of Sales				
ZERUST® cost of goods sold........	$4,311,647	53.8%	$6,053,433	50.4%
Natur-Tec™ cost of goods sold...........	438,205	81.4%	276,526	72.0%
React-NTI cost of goods sold..............	13,608	57.7%	7,444	13.9%
React Inc. cost of goods sold................	--	N/A	209,880	84.6%
Indirect Cost of goods sold	857,208	-	1,091,407	-
Total North American net cost of goods sold	$5,620,668	65.5%	$7,638,690	60.2%

* The percent of segment sales is calculated by dividing the direct cost of sales for each individual segment category by the net sales for each segment category.

The Company's management utilizes product net sales and direct and indirect cost of goods sold for each product in reviewing the financial performance of a product type. Further allocation of Company expenses or assets, aside from amounts presented in the tables above, is not utilized in evaluating product performance, nor does such allocation occur for internal financial reporting.

14. RETIREMENT PLAN

The Company has a 401(k) employee savings plan. Employees who meet certain age and service requirements may elect to contribute up to 15% of their salaries. The Company typically contributes the lesser of 50% of the participant's contributions or 3.5% of the employee's salary. In January 2009, as part of its cost reduction efforts, the Company suspended its match of participant contributions. The Company recognized expense for the savings plan of $60,593 and $142,073, for the fiscal years ended August 31, 2009 and 2008, respectively.

15. RELATED PARTY TRANSACTIONS

The Company was a party to a consulting agreement with Emeritushnic Facilities Company, Inc. (referred to as "EFC"), an entity owned by the Company's former Chairman of the Board and Chief Executive Officer, Philip M. Lynch, and certain of his family members, excluding G. Patrick Lynch, the Company's current President and Chief Executive Officer, pursuant to which EFC performed certain consulting services for the Company, including maintaining communications and relations between the Company and its joint venture partners. This agreement terminated by its terms within 90 days of Mr. Philip M. Lynch's death which occurred on September 29, 2008. In consideration for such services, the Company paid EFC a monthly fee of $25,000 and reimbursed EFC up to a maximum of $180,000 per year for documented, out-of-pocket expenses reasonably incurred by EFC in the course of conducting business on our behalf. The Company paid EFC consulting fees totaling $100,000 and $300,000 in fiscal 2009 and fiscal 2008, respectively, and reimbursed EFC for out-of-pocket expenses reasonably incurred in the course of providing such services in an aggregate amount of $74,086 and $180,000 during fiscal 2009 and fiscal 2008, respectively. The consulting agreement also contained other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

During fiscal 2009 and fiscal 2008, the Company made consulting payments totaling $100,000, to Bioplastic Polymers LLC, an entity owned by Ramani Narayan, Ph.D., a director of the Company, and paid royalties of $2,510 and $1,323, respectively, based on net sales of the Company's bioplastics products. The royalty fees were paid pursuant to an oral agreement under which the Company has agreed to pay Bioplastic Polymers LLC and Dr. Narayan in consideration of the transfer and assignment by Biopolymer Plastics LLC and Dr. Narayan of certain biodegradable polymer technology to the Company, an aggregate of three percent of the gross margin on any net sales of products incorporating the biodegradable polymer technology transferred to the Company by Bioplastic Polymers LLC and Dr. Narayan for a period of 10 years, provided that if a patent for or with respect to biodegradable polymer technology is issued before the expiration of such 10 year period, then the Company will until the expiration of such patent pay to Bioplastic Polymers LLC and Dr. Narayan an aggregate three percent of the biodegradable polymer technology gross margin attributable to such patent.

In May 2009, the Company entered into an agreement with DAK Engineering, LLC, an entity owned by the Company's former Chief Technical Officer and a current director of the Company, Donald A. Kubik, Ph.D., pursuant to which the Company has engaged DAK Engineering, LLC to perform certain services to the Company, specifically services in the area of chemistry, technology development, supplier technical issues, production issues, product performance characterization, and other forms of commercializing intellectual property rights. In consideration for such services, the Company has agreed to pay DAK Engineering, LLC a monthly fee of $7,250. During fiscal 2009, the Company paid DAK Engineering, LLC an aggregate of $21,750 in consulting fees. The agreement may be terminated by either party for any reason with 30 days prior notice before the quarter end by providing written notice to the other party and may be terminated upon the occurrence of other certain events, as set forth in the agreement. The agreement also contains other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

In May 2009, the Company entered into a technology transfer and consulting agreement with Sunggyu Lee, Ph.D., a director of the Company, pursuant to which the Company agreed to pay Dr. Lee $30,000 payable in six $5,000 monthly installments in exchange for an 18-month option to purchase certain technology developed by

Dr. Lee. If the Company decides to exercise the option, Dr. Lee has agreed to transfer to the Company the technology and to provide the Company consulting services related to the further development and commercialization of the technology in exchange for an additional $120,000 payable in eight $15,000 monthly installments. If the Company commercializes any products or services that incorporate the transferred technology or any other new related inventions developed by Dr. Lee during the term of the agreement and transferred to the Company under the agreement, the Company has agreed to pay Dr. Lee a royalty of three percent of any earnings before interest and taxes to the Company generated from the commercial exploitation by the Company of any products or services that incorporate the technology and/or inventions. Such royalties will be required to be paid until the earlier of the last to expire of any applicable patents covering such technology or inventions, the invalidity of such patents, or if there are no issued patents covering such technology and inventions, 10 years from the first date of commercial sale or license. The agreement may be terminated by the Company if, at any stage, the Company determines in its sole discretion not to proceed with the project. All amounts paid under this agreement have been expensed in the period in which they were incurred.

The Company pays rent for its Beachwood office and lab location to a related party. See Part I. Item 2. entitled "Properties" in this report.

16. INCOME TAXES

The provision for income taxes for the fiscal years ended August 31 consists of the following:

	2009	2008
Current:		
Federal	$28,000	$158,000
State	14,000	(9,000)
Foreign	191,000	-
	$233,000	$149,000
Deferred:		
Federal	$(503,000)	$2,000
State	(32,000)	19,000
	(535,000)	21,000
	$(302,000)	$170,000

Reconciliations of the expected federal income tax at the statutory rate with the provisions for income taxes for the fiscal years ended August 31 are as follows:

	2009	2008
Tax computed at statutory rates	$(1,276,000)	$939,000
State income tax, net of federal benefit	(42,000)	31,000
Tax effect on equity in income (loss) of international joint ventures	28,000	(1,142,000)
Tax effect on dividends received from corporate joint ventures	755,000	590,000
Foreign tax credit	-	(800,000)
Foreign tax expense	191,000	-
Research and development credit	(348,000)	(100,000)
Valuation allowance	70,000	475,000
Other	320,000	177,000
	$ (302,000)	$ 170,000

The Company has not recognized a deferred tax liability relating to cumulative undistributed earnings of its corporate joint ventures and holding companies that are essentially permanent in duration of $4,508,209 and $5,177,000 at August 31, 2009 and 2008, respectively. If some or all of the undistributed earnings of the corporate joint ventures and holding companies are remitted to the Company in the future, income taxes, if any, after the application of foreign tax credits will be provided at that time.

At August 31, 2009, the Company had foreign tax credit carryforwards of approximately $3,014,000 which begin to expire in 2010. The Company established a valuation allowance of $3,014,000 with respect to the foreign tax credit carryforwards.

The tax effect of the temporary differences and tax carry forwards comprising the net deferred taxes shown on the balance sheets at August 31 are as follows:

	2009	2008
Current:		
Allowance for doubtful accounts	$10,800	$ 3,600
Inventory costs	10,400	9,400
Prepaid expenses and other	61,100	100
Accrued expenses	32,500	66,100
Deferred joint venture expenses	104,100	104,100
Total current	$218,900	$183,300
Noncurrent:		
Excess of book over tax depreciation	$(193,300)	$(178,500)
Asset valuation reserves	309,000	408,300
Net Operating Loss Carry forward	632,800	138,100
Research and Development Credit, net of valuation allowance at August 31, 2009	588,200	469,400
Total noncurrent	$1,336,700	$837,300

The Company has net operating loss carryforwards for Federal tax purposes of approximately $1,751,000 that begin to expire in 2029.

Effective September 1, 2007, the Company adopted the provisions of the FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken in a tax return. Under FIN 48, the impact of an uncertain tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on subsequent derecognition of tax positions, financial statement classification, recognition of interest and penalties, accounting in interim periods and disclosure and transition rules. The adoption of FIN 48 did not have a material impact on the Company's financial condition, results of operations or cash flows.

As of August 31, 2009 and 2008, the Company had $100,000 and $88,000 of unrecognized tax benefits, respectively. The entire amount of unrecognized tax benefits would affect the effective tax rate. It is expected that the amount of unrecognized tax benefits will not change in the next 12 months.

The following table provides a reconciliation of the beginning and ending amount of unrecognized tax benefits in fiscal 2009:

Balance at August 31, 2008	$88,000
Gross Increases Related to Prior Period Tax Positions	100,000
Gross Decreases Related to Prior Period Tax Positions	(88,000)
Balance at August 31, 2009	$100,000

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the Company's income tax provision. This policy will not change as a result of the adoption of FIN 48. As of August 31, 2008, the Company recorded a liability of $11,500 for interest and penalties. The liability for the payment of interest and penalties is $0 at August 31, 2009.

The Company operates in multiple tax jurisdictions, both within the United States and outside the United States. With certain exceptions, the Company is no longer subject to examination for tax years prior to 2005. The Company's tax filings for the years August 31, 2004 and August 31, 2005 were examined by the Internal Revenue Service. The examination has been concluded.

17. COMMITMENTS AND CONTINGENCIES

On July 25, 2008, the Company's Board of Directors, upon recommendation of the Compensation Committee, approved the material terms of an annual bonus plan for the Company's executive officers and certain employees for the fiscal year ending August 31, 2009, the purpose of which is to align the interests of the Company, its executive officers and stockholders by providing an incentive for the achievement of key corporate and individual performance measures that are critical to the success of the Company and linking a significant portion of each executive officer's annual compensation to the achievement of such measures. The following is a brief summary of the material terms approved by the Board:

- The total amount available under the bonus plan will be up to 25% of NTIC's earnings before interest, taxes and other income (EBITOI);
- The total amount available under the cash bonus plan will be $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fall below 70% of target EBITOI; and
- The payment of bonuses under the plan will be purely discretionary and will be paid to executive officer participants in both cash and stock, the exact amount and percentages of which will be determined by NTIC's Board of Directors, upon recommendation of the Compensation Committee.

No bonuses were accrued for management as of August 31, 2009.

On November 20, 2009, the Company's Board of Directors, upon recommendation of the Compensation Committee, approved the material terms of an annual bonus plan for the Company's executive officers and certain employees for the fiscal year ending August 31, 2010. The material terms are identical to the bonus plan for the fiscal year ended August 31, 2009, as described above.

In April 2007, REACT-NTI, LLC ("React LLC"), a company that is 75% owned by the Company, was served with a summons and complaint that was filed by Shamrock Technologies, Inc. ("Shamrock") in state court in New York. This case has been removed to the Federal District Court for the Southern District of New York. The lawsuit seeks payment from React LLC of commissions in the approximate amount of $314,500 owed by

React LLC under a license agreement between React LLC and Shamrock. The complaint alleges breach of the license agreement by React LLC and seeks damages in an unspecified amount for such breach as well as damages of approximately $300,000 for the alleged failure of React LLC to purchase from Shamrock certain inventory manufactured for sale to a customer. Shamrock further claims lost profits with respect to sales made by Shamrock that were manufactured by parties other than React LLC. React LLC acknowledges that React LLC has not made payment for product in the approximate amount of $300,000 to Shamrock as the invoice for this was only received after Shamrock had already filed its complaint, but denies all of the claims of breach of the license agreement by it and believes that damages caused by Shamrock's breach of the license agreement and tortious conduct exceed any amounts owing to Shamrock. React LLC formally responded to the complaint after removal by moving to dismiss or stay because of Shamrock's failure to comply with alternative dispute resolution procedures contained in the license agreement. By court order, the matter was stayed so that the parties could attempt mediation. The parties mediated for one day and were unsuccessful in resolving the matter. The parties proceeded with discovery, exchanging answers to interrogatories and documents, and the parties also obtained documents by subpoena from third parties. With more complete information, the parties decided to dismiss their respective claims without prejudice and return to mediation. A mediation session was held on December 4, 2008, and the parties continued to negotiate through the mediator thereafter without any final agreement by either party. Because the mediation and negotiation process did not result in a final settlement, there can be no permanent assurance at the present time that the matter will not result in a material adverse effect on the Company's business, financial condition or results of operations at some point in the future.

From time to time, the Company is involved in various legal actions arising in the normal course of business. Management is of the opinion that any judgment or settlement resulting from any currently pending or threatened actions would not have a material adverse effect on the Company's financial position or consolidated results of operations.

18. STATEMENTS OF CASH FLOWS

Supplemental disclosures of cash flow information for the fiscal years ended August 31, 2009 and 2008 consist of:

	2009	2008
Cash received during the year for income taxes	$ --	$ 471,000
Cash paid during the year for interest	132,411	123,874
Common stock issued in lieu of accrued payroll (21,513 and 33,595 shares, respectively)	226,961	334,270
(Decrease) Increase in the Company's investment in corporate joint ventures and accumulated other comprehensive income due to changes in exchange rates	$ (425,238)	$ 677,907

19. QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended			
	November 30	February 28	May 31	August 31
Fiscal year 2009:				
Net sales	$ 3,270,944	$ 1,734,170	$ 1,673,634	$ 1,896,560
Gross profit	977,977	578,734	677,962	719,967
Income (loss) before income taxes	45,885	(1,967,691)	(594,679)	(1,130,491)
Income taxes	33,000	(454,000)	44,000	75,000
Net income (loss)	12,885	(1,513,691)	(638,679)	(1,205,491)

	Quarter Ended			
	November 30	February 28	May 31	August 31
Net income (loss) per share:				
Basic	$ 0.00	$ (0.41)	$ (0.17)	$ (0.31)
Diluted	$ 0.00	$ (0.41)	$ (0.17)	$ (0.31)
Weighted average common shares assumed outstanding:				
Basic	3,735,433	3,750,970	3,754,596	3,749,012
Diluted	3,770,572	3,750,970	3,754,596	3,749,012



	Quarter Ended			
	November 30	February 29	May 31	August 31
Fiscal year 2008:				
Net sales	$ 3,485,585	$ 2,762,856	$ 3,269,721	$ 3,172,590
Gross profit	1,391,894	1,152,902	1,209,866	1,297,400
Income before income taxes	736,196	848,690	936,148	202,922
Income taxes	78,000	189,000	148,000	(245,000)
Net income	658,196	659,690	788,148	447,922
Net income per share:				
Basic	$ 0.18	$ 0.18	$ 0.21	$ 0.12
Diluted	$ 0.18	$ 0.18	$ 0.21	$ 0.11
Weighted average common shares assumed outstanding:				
Basic	3,692,153	3,720,522	3,723,166	3,729,456
Diluted	3,734,102	3,753,747	3,758,646	3,789,007

20. SUBSEQUENT EVENT

The Company has evaluated subsequent events occurring through November 20, 2009, the date on which this Annual Report on Form 10-K was issued.

In September 2009, the Company completed a $3,550,000 registered direct offering in which it sold an aggregate of 480,000 shares of its common stock to institutional investors at a purchase price of $7.40 per share, resulting in net proceeds of approximately $3,200,000, after deducting placement agent fees and expenses and NTIC's offering expenses. All of the shares were offered pursuant to an effective shelf registration statement filed by the Company with Securities and Exchange Commission (the "SEC") in October 2008 and declared effective by the SEC in January 2009.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

NTIC maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to reasonably ensure that information required to be disclosed by NTIC in the reports it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to NTIC's management, including NTIC's principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating NTIC's disclosure controls and procedures, NTIC recognizes that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives and NTIC necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. NTIC's management evaluated, with the participation of its Chief Executive Officer and its Chief Financial Officer, the effectiveness of the design and operation of NTIC's disclosure controls and procedures as of the end of the period covered in this report. Based on that evaluation, NTIC's Chief Executive Officer and Chief Financial Officer concluded that NTIC's disclosure controls and procedures were effective as of the end of such period to provide reasonable assurance that information required to be disclosed in NTIC's Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that material information relating to NTIC and its consolidated subsidiaries is made known to management, including NTIC's Chief Executive Officer and Chief Financial Officer, particularly during the period when NTIC's periodic reports are being prepared.

NTIC's management is aware, however, that there is a lack of segregation of duties due to the small number of employees of NTIC dealing with general administrative and financial matters. However, NTIC's management has decided that considering the employees involved and the control procedures in place, risks associated with such lack of segregation are insignificant and the potential benefits of adding employees to clearly segregate duties do not at this time justify the expenses associated with such increases.

Management's Report on Internal Control over Financial Reporting

NTIC's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of NTIC's Chief Executive Officer and Chief Financial Officer, NTIC's management conducted an evaluation of the effectiveness of NTIC's internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, NTIC's management concluded that NTIC's internal control over financial reporting was effective as of August 31, 2009.

This report does not include an attestation report of NTIC's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by NTIC's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit NTIC to provide only management's report in this report.

Changes in Internal Control over Financial Reporting

There was no change in NTIC's internal control over financial reporting that occurred during the quarter ended August 31, 2009 that has materially affected, or is reasonably likely to materially affect NTIC's internal control over financial reporting.

Item 9B. OTHER INFORMATION

On November 20, 2009, the Company's Board of Directors, upon recommendation of the Compensation Committee, approved the material terms of an annual bonus plan for the Company's executive officers and certain employees for the fiscal year ending August 31, 2010, the purpose of which is to align the interests of the Company, its executive officers and stockholders by providing an incentive for the achievement of key corporate and individual performance measures that are critical to the success of the Company and linking a significant portion of each executive officer's annual compensation to the achievement of such measures. The following is a brief summary of the material terms approved by the Board:

- The total amount available under the bonus plan will be up to 25% of NTIC's earnings before interest, taxes and other income (EBITOI);
- The total amount available under the cash bonus plan will be $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fall below 70% of target EBITOI; and
- The payment of bonuses under the plan will be purely discretionary and will be paid to executive officer participants in both cash and stock, the exact amount and percentages of which will be determined by NTIC's Board of Directors, upon recommendation of the Compensation Committee.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The information in the "Proposal One – Election of Directors" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Executive Officers

Information concerning NTIC's executive officers and officers is included in this annual report on Form 10-K under Item 4A of Part I under the heading "Executive Officers of the Registrant."

Section 16(a) Beneficial Ownership Reporting Compliance

The information in the "Other Matters—Section 16(a) Beneficial Ownership Reporting Compliance" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Code of Ethics

NTIC has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as other employees and NTIC's directors and meets the requirements of the SEC and the NASDAQ Global Market. A copy of NTIC's Code of Ethics is filed as an exhibit to this report. NTIC intends to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding amendments to or waivers from any provision of its code of ethics by posting such information on its corporate website at www.ntic.com.

Changes to Nomination Procedures

During the fourth quarter of fiscal year ended August 31, 2009, NTIC made no material changes to the procedures by which stockholders may recommend nominees to NTIC's Board of Directors, as described in NTIC's most recent proxy statement.

Audit Committee Matters

The information in the "Corporate Governance—Audit Committee" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Item 11. EXECUTIVE COMPENSATION

The information in the "Director Compensation" and "Executive Compensation" sections of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Ownership

The information in the "Security Ownership of Principal Stockholders and Management" section of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes outstanding options under NTIC's equity compensation plans as of August 31, 2009. NTIC's equity compensation plans as of August 31, 2009 were the Northern Technologies International Corporation 2007 Stock Incentive Plan, the Northern Technologies International Corporation 2000 Stock Incentive Plan and the Northern Technologies International Corporation Employee Stock Purchase Plan. No future options or other incentive awards will be granted under the Northern Technologies International Corporation 2000 Stock Incentive Plan.

Except for automatic annual grants of options to purchase 4,000 shares of NTIC common stock to NTIC's directors in consideration for their services as directors of NTIC and an automatic annual grant of an option to purchase 2,000 shares of NTIC common stock to NTIC's Chairman of the Board in consideration for his services as Chairman on the first day of each fiscal year, options granted in the future under the Northern Technologies International Corporation 2007 Stock Incentive Plan are within the discretion of the Board of Directors and the Compensation Committee of the Board of Directors and therefore cannot be ascertained at this time.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:	137,472[1][2]	$8.42	361,367[3]
Equity compensation plans not approved by security holders	—	—	—
Total	137,472[1][2]	$8.42	361,367[3]

(1) Amount includes shares of NTIC common stock issuable upon the exercise of stock options outstanding as of August 31, 2009 under the Northern Technologies International Corporation 2007 Stock Incentive Plan and the Northern Technologies International Corporation 2000 Stock Incentive Plan.

(2) Excludes employee stock purchase rights accruing under the Northern Technologies International Corporation Employee Stock Purchase Plan. Under such plan, each eligible employee may purchase up to 2,000 shares of NTIC common stock at semi-annual intervals on February 28th or 29th (as the case may be) and August 31st each year at a purchase price per share equal to 90% of the lower of (i) the closing sales price per share of NTIC common stock on the first day of the offering period or (ii) the closing sales price per share of NTIC common stock on the last day of the offering period.

(3) Amount includes 278,420 shares remaining available at August 31, 2009 for future issuance under Northern Technologies International Corporation 2007 Stock Incentive Plan and 82,947 shares remaining available at

August 31, 2009 for future issuance under the Northern Technologies International Corporation Employee Stock Purchase Plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the "Related Party Relationships and Transactions" and "Corporate Governance—Director Independence" sections of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in the "Proposal Two—Ratification of Selection of Independent Registered Public Accounting Firm—Audit, Audit-Related, Tax and Other Fees" and "Proposal Two—Ratification of Selection of Independent Registered Public Accounting Firm—Audit Committee Pre-Approval Policies and Procedures" sections of NTIC's definitive proxy statement to be filed with the Securities and Exchange Commission with respect to NTIC's next annual meeting of stockholders, which involves the election of directors, is incorporated in this annual report on Form 10-K by reference.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Reference is made to the Exhibit Index hereinafter contained, at page 73 of this report.

A copy of any exhibits listed or referred to herein will be furnished at a reasonable cost to any person who is a stockholder upon receipt from any such person of a written request for any such exhibit. Such request should be sent to: Mr. Matthew Wolsfeld, Corporate Secretary, Northern Technologies International Corporation, 4201 Woodland Road, P.O. Box 69, Circle Pines, Minnesota 55014 Attn: Stockholder Information.

The following is a list of each management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report on Form 10-K pursuant to Item 13(a):

A. Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

B. Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

C. Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000).

D. Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

E. Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

F. Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

G. Form of Restricted Stock Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

H. Northern Technologies International Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006).

I. Form of Indemnification Agreement between Northern Technologies International Corporation and its Directors and Officers (incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the SEC on November 24, 2008).

J. Agreement dated as of May 5, 2009 between Northern Technologies International Corporation and DAK Engineering, LLC (incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 7, 2009).

K. Agreement dated as of May 25, 2009 between Northern Technologies International Corporation and Sunggyu Lee, Ph.D. (incorporated by reference to Exhibit 10.2 to NTIC's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009).

L. Description of Non-Employee Director Compensation Arrangements (filed herewith).

M. Description of Executive Officer Compensation Arrangements (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION



November 30, 2009

By: _____________________________
G. Patrick Lynch
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant on the dates and in the capacities indicated.

Name	Title	Date
/s/ G. Patrick Lynch G. Patrick Lynch	President and Chief Executive Officer and Director (principal executive officer)	November 30, 2009
/s/ Matthew C. Wolsfeld, CPA Matthew C. Wolsfeld, CPA	Chief Financial Officer and Corporate Secretary (principal financial and accounting officer)	November 30, 2009
/s/ Pierre Chenu Pierre Chenu	Chairman of the Board	November 20, 2009
/s/ Tilman B. Frank, M.D. Tilman B. Frank, M.D.	Director	November 20, 2009
/s/ Soo Keong Koh Soo Keong Koh	Director	November 20, 2009
/s/ Donald A. Kubik, Ph.D. Donald A. Kubik, Ph.D.	Vice Chairman of the Board	November 20, 2009
/s/ Sunggyu Lee, Ph.D. Sunggyu Lee, Ph.D.	Director	November 20, 2009
/s/Mark M. Mayers Mark M. Mayers	Director	November 20, 2009
/s/ Ramani Narayan, Ph.D. Ramani Narayan, Ph.D.	Director	November 20, 2009
/s/ Mark J. Stone Mark J. Stone	Director	November 20, 2009

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION
EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED AUGUST 31, 2009

Item No.	Item	Method of Filing
1.1	Placement Agency Agreement dated as of September 18, 2009 between Northern Technologies International Corporation and Next Generation Equity Research, LLC	Incorporated by reference to Exhibit 1.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 19, 2009 (File No. 001-11038)
3.1	Restated Certificate of Incorporation of Northern Technologies International Corporation	Incorporated by reference to Exhibit 3.1 to NTIC's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009 (File No. 001-11038)
3.2	Amended and Restated Bylaws of Northern Technologies International Corporation	Incorporated by reference to Exhibit 3.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 24, 2008 (File No. 001-11038)
4.1	Specimen Stock Certificate Representing Common Stock of Northern Technologies International Corporation	Incorporated by reference to Exhibit 4.1 to NTIC's Registration Statement on Form 10 (File No. 001-19331)
10.1	Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.4 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 (File No. 001-11038)
10.2	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.5 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 (File No. 001-11038)
10.3	Form of Non-Qualified Stock Option Agreement for Northern Technologies International Corporation 2000 Stock Incentive Plan	Incorporated by reference to Exhibit 10.6 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2000 (File No. 001-11038)
10.4	Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.7 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.5	Form of Incentive Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.8 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)

Item No.	Item	Method of Filing
10.6	Form of Non-Statutory Stock Option Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.9 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.7	Form of Restricted Stock Agreement for Northern Technologies International Corporation 2007 Stock Incentive Plan	Incorporated by reference to Exhibit 10.10 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.8	Northern Technologies International Corporation Employee Stock Purchase Plan	Incorporated by reference to Exhibit 10.11 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.9	Consulting Agreement dated as of May 1, 2006 between Northern Technologies International Corporation and Emeritushnic Facilities Company, Inc.	Incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 22, 2006 (File No. 001-11038)
10.10	Form of Indemnification Agreement between Northern Technologies International Corporation and its Directors and Officers	Incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 24, 2008 (File No. 001-11038)
10.11	Agreement dated as of May 5, 2009 between Northern Technologies International Corporation and DAK Engineering, LLC	Incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 7, 2009 (File No. 001-11038)
10.12	Agreement dated as of May 25, 2009 between Northern Technologies International Corporation and Sunggyu Lee, Ph.D.	Incorporated by reference to Exhibit 10.2 to NTIC's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009) (File No. 001-11038)
10.13	Description of Non-Employee Director Compensation Arrangements	Filed herewith
10.14	Description of Executive Officer Compensation Arrangements	Filed herewith
10.15	Commercial Note: Revolving Credit dated August 6, 2004 by Northern Technologies International Corporation payable to National City Bank	Incorporated by reference to Exhibit 10.1 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005

Item No.	Item	Method of Filing
		(File No. 001-11038)
10.16	Commercial Note Addendum dated August 6, 2004 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.2 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005 (File No. 001-11038)
10.17	Security Agreement dated August 6, 2004 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.3 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005 (File No. 001-11038)
10.18	Modification and Extension of Promissory Note dated March 2, 2005 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.4 to NTIC's Quarterly Report on Form 10-QSB for the fiscal quarter ended May 31, 2005 (File No. 001-11038)
10.19	Promissory Note Modification Agreement dated January 30, 2006 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.18 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.20	Promissory Note Modification Agreement dated August 24, 2006 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.19 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2006 (File No. 001-11038)
10.21	Commercial Note dated as of May 3, 2006 issued by Northern Technologies Holding Company, LLC to National City Bank	Incorporated by reference to Exhibit 10.6 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 9, 2006 (File No. 001-11038)
10.22	Mortgage dated as of May 3, 2006 between Northern Technologies Holding Company, LLC and National City Bank	Incorporated by reference to Exhibit 10.7 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 9, 2006 (File No. 001-11038)
10.23	Commercial Guaranty dated as of May 3, 2006 issued by Northern Technologies International Corporation, as Guarantor	Incorporated by reference to Exhibit 10.8 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 9, 2006 (File No. 001-11038)
10.24	Promissory Note Modification Agreement dated January 31, 2008 between Northern	Incorporated by reference to Exhibit 10.1 to NTIC's Quarterly Report on

Item No.	Item	Method of Filing
	Technologies International Corporation and National City Bank	Form 10-QSB for the quarter ended February 29, 2008 (File No. 001-11038)
10.25	Promissory Note Modification Agreement dated January 31, 2008 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.2 to NTIC's Quarterly Report on Form 10-QSB for the quarter ended February 29, 2008 (File No. 001-11038)
10.26	Promissory Note Modification Agreement dated April 10, 2008 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.3 to NTIC's Quarterly Report on Form 10-QSB for the quarter ended February 29, 2008 (File No. 001-11038)
10.27	Promissory Note Modification Agreement dated April 10, 2008 between Northern Technologies International Corporation and National City Bank	Incorporated by reference to Exhibit 10.1 to NTIC's Quarterly Report on Form 10-QSB for the quarter ended May 31, 2008 (File No. 001-11038)
10.28	Form of Subscription Agreement, dated as of September 18, 2009 between Northern Technologies International Corporation and each of the investors in the offering	Incorporated by reference to Exhibit 10.1 to NTIC's Current Report on Form 8-K as filed with the Securities and Exchange Commission on September 19, 2009 (File No. 001-11038)
14.1	Code of Ethics	Incorporated by reference to Exhibit 14.1 to NTIC's Annual Report on Form 10-KSB for the fiscal year ended August 31, 2004 (File No. 001-11038)
21.1	Subsidiaries of the Registrant	Filed herewith
23.1	Consent of Baker Tilly Virchow Krause, LLP	Filed herewith
31.1	Certification of President and Chief Executive Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of Chief Financial Officer Pursuant to SEC Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of President and Chief Executive Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith

Item No.	Item	Method of Filing
32.2	Certification of Chief Financial Officer Pursuant to Rule 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith

Exhibit 10.13



NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

DESCRIPTION OF NON-EMPLOYEE DIRECTOR COMPENSATION ARRANGEMENTS

Overview

NTIC's non-employee directors currently consist of Pierre Chenu, Tilman B. Frank, M.D. Soo Keong Koh, Ph.D., Donald A. Kubik, Ph.D., Sunggyu Lee, Ph.D., Mark M. Mayers, Ramani Narayan, Ph.D. and Mark J. Stone. We use a combination of cash and long-term equity-based incentive compensation in the form of annual stock option grants to attract and retain qualified candidates to serve on the Board of Directors.

Annual Retainers; Meeting Fees

Each person who is a non-employee director receives an annual retainer of $10,000 for services rendered as a director of NTIC. The annual retainer is paid quarterly. NTIC's Chairman of the Board receives an additional annual retainer of $15,000, the Chair of the Audit Committee receives an additional annual retainer of $5,000 and other members of the Audit Committee received an additional annual retainer of $4,000. Each of our non-employee directors also receives $1,000 for each Board and strategy review meeting attended and $1,000 for each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meeting attended. No director, however, will earn more than $1,000 per day in Board, Board committee and strategy review meeting fees. Any director that is an employee of NTIC (G. Patrick Lynch) does not receive any retainer or Board or Committee meeting fees.

As part of NTIC's cost reduction efforts, commencing in March 2009, NTIC's annual cash retainers and meeting fees were reduced temporarily by 10%. This reduction remains in effect as of the date of the filing of this report.

Stock Options

Each of non-employee director is automatically granted a five-year non-qualified option to purchase 4,000 shares of NTIC common stock in consideration for their services as directors of NTIC and the Chairman of the Board is automatically granted an additional five-year non-qualified option to purchase 2,000 shares of NTIC common stock in consideration for his services as Chairman on the first day of each fiscal year. Each non-employee directors who is elected or appointed to the Board following the first day of the fiscal year receives an automatic grant of an option to purchase a pro rata portion of 4,000 shares of NTIC common stock calculated by dividing the number of months remaining in the fiscal year at the time of election or appointment divided by 12, which options are automatically granted at the time of the new director's election or appointment. Each automatically granted option becomes exercisable, on a cumulative basis, with respect to one-third of the shares covered by such option on each one-year anniversary of the date of its grant. The exercise price of such option is equal to the fair market value of a share of NTIC common stock on the date of grant. All such options are granted under the Northern Technologies International Corporation 2007 Stock Incentive Plan.

Reimbursement of Expenses

All of directors of NTIC are reimbursed for travel expenses for attending meetings and other miscellaneous out-of-pocket expenses incurred in performing their Board functions.

Indemnification Agreements

NTIC has entered into agreements with all of its directors under which NTIC is required to indemnify them against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of them may be made a party because he or she is or was a director of NTIC. NTIC will be obligated to pay these amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to NTIC's best interests. With respect to any criminal proceeding, NTIC will be obligated to pay these amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification.

Consulting Arrangements

NTIC paid consulting fees to Bioplastic Polymers LLC, an entity which is owned by Ramani Narayan, Ph.D., in the aggregate amount of $100,000 and royalty fees in an aggregate amount of $2,510 during the fiscal year ended August 31, 2009. The consulting services rendered by Bioplastic Polymers LLC related to research and development associated with various new technologies. The royalty fees were paid pursuant to an oral agreement pursuant to which NTIC has agreed to pay Bioplastic Polymers LLC and Dr. Narayan in consideration of the transfer and assignment by Biopolymer Plastics LLC and Dr. Narayan of certain biodegradable polymer technology to NTIC, an aggregate of three percent of the gross margin on any net sales of products incorporating the biodegradable polymer technology transferred to NTIC by Bioplastic Polymers LLC and Dr. Narayan for a period of 10 years, provided that if a patent for or with respect to biodegradable polymer technology is issued before the expiration of such 10 year period, then NTIC will until the expiration of such patent pay to Bioplastic Polymers LLC and Dr. Narayan an aggregate three percent of the biodegradable polymer technology gross margin attributable to such patent.

In May 2009, NTIC entered into an agreement with DAK Engineering, LLC ("DAK"), an entity owned by NTIC's former Chief Technical Officer and, Donald A. Kubik, Ph.D., effective as of June 1, 2009. Pursuant to the agreement, NTIC has engaged DAK to perform certain services to NTIC, specifically services in the area of chemistry, technology development, supplier technical issues, production issues, product performance characterization, and other forms of commercializing intellectual property rights. In consideration for such services, NTIC has agreed to pay DAK a monthly fee of $7,250. The agreement may be terminated by either party for any reason with 30 days prior notice before the quarter end by providing written notice to the other party and may be terminated upon the occurrence of other certain events, as set forth in the agreement. The Agreement also contains other standard terms, including provisions regarding confidentiality, non-competition and non-solicitation.

In May 2009, NTIC entered into a technology transfer and consulting agreement with Sunggyu Lee, Ph.D., a director of NTIC, pursuant to which NTIC agreed to pay Dr. Lee $30,000 payable in six $5,000 monthly installments in exchange for an 18-month option to purchase certain technology developed by Dr. Lee. If NTIC decides to exercise the option, Dr. Lee has agreed to transfer to NTIC the technology and to provide NTIC consulting services related to the further development and commercialization of the technology in exchange for an additional $120,000 payable in eight $15,000 monthly installments. If NTIC commercializes any products or services that incorporate the transferred technology or any other new related inventions developed by Dr. Lee during the term of the agreement and transferred to NTIC under the agreement, NTIC has agreed to pay Dr. Lee a royalty of three percent of any earnings before interest and taxes to NTIC generated from the commercial exploitation by NTIC of any products or services that incorporate the technology and/or inventions. Such royalties will be required to be paid until the earlier of the last to expire of any applicable patents covering such technology or inventions, the invalidity of such patents, or if there are no issued patents covering such technology and inventions, 10 years from the first date of commercial sale or license. The agreement may be terminated by NTIC if, at any stage, NTIC determines in its sole discretion not to proceed with the project.

Exhibit 10.14

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION

DESCRIPTION OF EXECUTIVE OFFICER COMPENSATION ARRANGEMENTS

The following is a description of oral compensation arrangements between Northern Technologies International Corporation and each of the executive officers of NTIC as of August 31, 2009:

Name of Executive Officer	Title	Base Salary	Bonus Arrangements	Stock Options	Other
G. Patrick Lynch	President and Chief Executive Officer	$189,000 per year. See footnote (1) below	See footnote (2) below	Stock options to purchase shares of NTIC common stock are granted from time to time in the sole discretion of the NTIC Board of Directors.	Under NTIC's 401(k) Plan, participants, including executive officers, may voluntarily request that NTIC reduce pre-tax compensation by up to 15% (subject to certain special limitations) and contribute such amounts to a trust. NTIC contributed an amount equal to 3.5% of the amount that each participant contributed under this plan. (3) Executive officers receive other benefits received by other NTIC employees, including health, dental and life insurance benefits.
Matthew C. Wolsfeld	Chief Financial Officer and Secretary	$139,500 per year. See footnote (1) below	See footnote (2) below	See above	See above

(1) Annual base salaries for NTIC's executive officers are determined each year by NTIC's Board of Directors, upon recommendation of the Compensation Committee of the Board. The salaries listed in the table are the base salaries for as of August 31, 2009. In January 2009, both Mr. Lynch and Mr. Wolsfeld took salary cuts of 15% to from $221,000 to $189,000 and $163,000 to $139,500, respectively.

(2) Annual performance bonuses for NTIC's executive officers are determined each year by NTIC's Board of Directors, upon recommendation of the Compensation Committee of the Board. For fiscal 2010 as in past years, the total amount available under the bonus plan will be up to 25% of NTIC's earnings before interest, taxes and other income (EBITOI) and will be $0 if EBITOI, as adjusted to take into account amounts to be paid under the bonus plan, fall below 70% of target EBITOI. The payment of bonuses under the plan are purely discretionary and will be paid to executive officer participants in both cash and stock, the exact amount and percentages of which will be determined by the Board of Directors, upon recommendation of the Compensation Committee.

(3) NTIC's matching contributions were suspended for all employees starting January 2009.

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Ownership Interest	Names Under Which Subsidiary Does Business
NTI Facilities, Inc.	Ohio	100%	Same
React-NTI LLC	Delaware	100%	Same
Northern Technologies Holding Company, LLC	Delaware	100%	Same

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-32596, 333-140244 and 333-140245) and Registration Statement on Form S-3 (File No. 333-153891) of Northern Technologies International Corporation and Subsidiaries of our report dated November 30, 2009, which appears on page 43 of this annual report on Form 10-K for the year ended August 31, 2009.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
November 30, 2009

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, G. Patrick Lynch, certify that:

1. I have reviewed this annual report on Form 10-K of Northern Technologies International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and:

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



Date: November 30, 2009

G. Patrick Lynch
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Matthew C. Wolsfeld, certify that:

1. I have reviewed this annual report on Form 10-K of Northern Technologies International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and:

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



Date: November 30, 2009

Matthew C. Wolsfeld, CPA
Chief Financial Officer and Corporate Secretary

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Northern Technologies International Corporation (the "Company") on Form 10-K for the period ending August 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G. Patrick Lynch, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



G. Patrick. Lynch
President and Chief Executive Officer
(principal executive officer)

Circle Pines, Minnesota
November 30, 2009

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Northern Technologies International Corporation (the "Company") on Form 10-K for the period ending August 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Matthew C. Wolsfeld, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge and belief:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Matthew C. Wolsfeld, CPA
Chief Financial Officer and Corporate Secretary
(principal financial officer and principal accounting officer)

Circle Pines, Minnesota
November 30, 2009



Board of Directors
Mr. Pierre Chenu
Chairman of the Board

Dr. Donald A. Kubik
Vice Chairman

Mr. G. Patrick Lynch
President & CEO, NTIC

Mr. Mark J. Stone
President, Petrus International, Inc.

Prof. Ramani Narayan
Professor of Chemical and Biochemical Engineering, Michigan State University

Dr. Sunggyu Lee
Professor of Chemical & Biological Engineering, University of Missouri-Rolla

Dr. Tilman B. Frank
CEO, Capital ENT GmbH

Mr. Soo-Keong Koh
President & CEO, Toll Asia Pte Ltd

Executive Officers
Mr. G. Patrick Lynch
President & CEO

Mr. Matthew C. Wolsfeld
Chief Financial Officer, Treasurer and Corporate Secretary

Independent Registered Public Accounting Firm
Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
For a response to questions regarding misplaced stock certificates, changes of address or the consolidation of accounts, please contact NTIC's transfer agent:

Wells Fargo Shareowner Services
MAC N9100-030
161 North Concord Exchange
St. Paul, Minnesota 55075-1139
(800) 468-9716

Investor Relations
Northern Technologies International Corporation welcomes inquiries from its stockholders and other interested investors. For further information on NTIC'S activities or additional copies of this report, please contact:

Investor Relations
Northern Technologies International Corporation
4201 Woodland Road, P.O. Box 69
Circle Pines, Minnesota 55014
(763) 225-6600

Stock Listing
NTIC's common stock is traded on the NASDAQ Global Market under the symbol NTIC.

Annual Meeting
The annual meeting of stockholders will be held at 4:00 p.m. on Thursday, January 28, 2010 at NTIC's corporate headquarters:

Northern Technologies International Corp.
4201 Woodland Road
Circle Pines, MN 55014 USA